UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 26, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer


Santander

Manual for Participation

Extraordinary General Meeting

03.31.2021 – 3 p.m.



TABLE OF CONTENTS

1. Message from the Chairman of the Board of Directors

Dear Shareholder,

It is with great pleasure that I invite you, a shareholder of Banco Santander (Brasil) S.A. ("Santander Brasil" or "Company"), to participate in our Extraordinary General Meeting ("EGM"), to be held on March 31, 2021, at 3:00 PM.

This Manual for Participation in the EGM ("Manual") was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines.

On February 25, 2021, our Board of Directors approved the proposal to segregate Santander Brasil's equity interest in its wholly-owned subsidiary Getnet Adquirência e Serviços para Meios de Pagamentos S.A. ("Getnet"), by means of a spin-off from the Company ("Spin-off"), for the purpose of enabling Getnet to explor the full potential of its businesses as part of the strategy of the Santander Group to concentrate the technology and payments businesses of the group within PagoNxt, a new technology-focused global payment platform. The Spin-off will allow Getnet to have direct access to the capital markets and other sources of funding, thus allowing it to prioritize investments according to its profile and scope of activities.

Resolutions will be proposed at the EGM scheduled for March 31, 2021 for the implementation of the Spin-Off, for the purposes of said segregation, and Getnet itself will absorb the spun-off portion, which shall be subject to approval by the Central Bank of Brazil ("BACEN").

As a result and within the scope of the Spin-off, the Company's shareholders shall receive, as applicable, common shares, preferred shares, share deposit certificates ("Units"), each certificate representing one common share and one preferred share issued by Getnet ("Getnet Units"), and/or American Depositary Shares ("ADS"), each representing one Unit issued by Getnet, at the ratio, on this date, of 0.25 common share, preferred share, Unit or ADS, as the case may be, issued by Getnet to each 1 common share, preferred share, Unit or ADS issued by the Company.

Thus, if the Spin-off is approved, the Company's shareholders will continue to hold the same equity interest that they currently hold in the Company and shall also become shareholders of Getnet. Also as a result of the Spin-off, Getnet shall apply for the registration as a publicly-held company (category A) with the Brazilian Securities and Exchange Commission - CVM, and for the registration of the shares and Units and ADS issued by Getnet, respectively, in the traditional segment of B3 S.A. - Brasil, Bolsa, Balcão and Nasdaq Stock Market (NASDAQ). The main benefit of the Spin-off is, therefore, the creation of value for the Company's shareholders.

Furthermore, at the EGM scheduled for March 31, 2021, the Company's management will propose improvements to certain rules for the appointment of the members of the Audit Committee that are set out in the Company's Bylaws, in accordance with the provisions of the National Monetary Council Resolution No. 3,198, of May 27, 2004, as amended.

As established by the Brazilian Securities and Exchange Commission (CVM), in order to facilitate its analysis and evaluation of the matters to be resolved, this Handbook includes exhibits containing the information made available in addition to the Notice of Meeting.

We are at your disposal to clarify any questions through the emails acionistas@santander.com.br aimed at non-financial individual and corporate investors and ri@santander.com.br for institutional investors.

We hope that this Handbook fulfills its purpose in assisting your decision making. Your participation is essential for the Company.

Sincerely,

Álvaro Antônio Cardoso de Souza
Chairman of the Board of Directors

2. Call Notice of Meeting

[to be published in the newspaper "Valor Econômico" in editions of March 1, 2 and 3, 2021; and in the "Official Gazette of the State of São Paulo", in editions of February 27, March 1 and 2, 2021]

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company of Authorized Capital
CNPJ/ME 90.400.888/0001-42 - NIRE 35.300.332.067

NOTICE OF MEETING – EXTRAORDINARY GENERAL MEETING - Shareholders are hereby invited to attend the Extraordinary General Meeting ("EGM") to be held on March 31, 2021, at 3:00 PM, at the principal place of business of Banco Santander (Brasil) S.A. ("Santander Brasil" or "Company"), located at Avenida Presidente Juscelino Kubitschek No. 2235 and 2014 – 2nd mezzanine, Vila Olímpia, São Paulo/SP, to resolve upon the following Agenda:

(i) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th and 13th to 17th floors, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20, as a specialized company responsible for preparing the appraisal report for the portion of the Company's equity to be transferred to Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (CNPJ No. 10.440.482/0001-54) ("Getnet" and "Appraisal Report", respectively);

(ii) To approve the Appraisal Report;

(iii) To approve the terms and conditions of the "Private Instrument of Protocol and Justification of the Spin-Off from Banco Santander (Brasil) S.A. with Transfer of the Spun-off Portion to Getnet Adquirência e Serviços para Meios de Pagamentos S.A., entered into on February 25, 2021 between the Company's and Getnet's managements ("Protocol and Justification of the Spin-Off from Santander");

(iv) To approve the spin-off from the Company, which will result in the segregation of its shares issued by Getnet, with transfer of the spun-off portion to Getnet, under the Protocol and Justification of the Spin-Off from Santander ("Spin-off");

(v) If the previous matters are approved, authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders;

(vi) To approve the reduction of the Company's share capital by the total amount of two billion reais (BRL 2,000,000,000.00), from the current fifty-seven billion reais (BRL 57,000,000,000.00) to fifty five billion reais (BRL 55,000,000,000.00), without the cancellation of shares, as a result of the Spin-Off ("Capital Reduction");

(vii) To approve the amendment to the head provision of article 5 of the Company's Bylaws, to reflect the Capital Reduction;

(viii) To approve the amendment to article 30 of the Company's Bylaws, to improve the rules for the appointment of members of the Audit Committee, in accordance with the provisions of the National Monetary Council Resolution No. 3,198, of May 27, 2004, as amended; and

(ix) To approve the restatement of the Company's Bylaws, in order to incorporate the amendment resulting from the Capital Reduction and amendment to article 30 of the Company's Bylaws.

Note:

Considering the effects of the Covid-19 Pandemic (the new Coronavirus) and the measures taken by health and government authorities to contain the spread of such disease at the time of publication of this Notice, the Company has intensified its sanitation protocols and measures in the physical reception environments , at the place where the EGM will take place, for the benefit of the shareholders who choose to vote in person.

Our recommendation to the shareholders is to make use of remote voting instruments, either by the electronic means available or by sending written votes to the Company, or granting standardized powers of attorney with voting guidance, according to the instructions provided in the Manual.

General Instructions:

1. The shareholders or their legal representatives shall appear at the EGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall leave at the Company's principal place of business, at least seventy-two (72) hours before the EGM is held, a power of attorney granted according to the applicable law; and

2. The documents related to the matters to be examined and resolved at the EGM are available to shareholders (i) at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 - Bloco A, Vila Olímpia, São Paulo/SP, 9th floor - Corporate Legal Department, where they can be consulted, on working days, from 10:00 a.m. until 4:00 p.m., and on its website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and (iii) on the website of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

3. Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Ruling 481/09, allowing shareholders to send remote voting ballots directly to the Company, to the bookkeeper or their respective custody agents, according to the procedures described in the Meeting Participation Handbook.

São Paulo, February 26, 2021 – **Álvaro Antônio Cardoso de Souza – Chairman of the Board of Directors**.

3. Participation of shareholders in the EGM

Santander Brasil shareholders may participate in the EGM **in person** or **by proxy**, as specified in item 3.2 below.

Shareholders will be required to provide the following documents to participate in the EGM:

Individual:	• identity document with photo[1] (original or copy) • proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy)
Legal entity:	• corporate documents that prove the legal representation of the shareholder (original or copy)[2] • legal representative's identity document with photo (original or copy)
Investment fund	• identity document of the legal representative of the Investment Fund's manager (or of the manager, as the case may be) with photo (original or copy) • simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney)

3.1. In-person Participation

Santander Brasil shareholders may participate in the EGM by attending the place where it will be held and declaring their vote, according to the types of shares they own (common and/or preferred), and the matters to be voted on. In accordance with the provisions of Article 126 of Law No. 6,404/76, shareholders shall attend the Shareholders' Meeting presenting, in addition to the identity document, proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution. The Company recommends that said proof be issued within two (2) business days before the date scheduled for the Meeting.

Corporate shareholders, such as companies and investment funds, shall be represented in accordance with their Articles of Association, Articles of Organization or Bylaws, delivering documents proving the regularity of the representation, accompanied by the Minutes of the election of the Managers, if applicable, at the place and term indicated in the item below. Prior to the EGM, the shareholders shall sign the Attendance Book. Shareholders without voting rights may attend the EGM and discuss all matters submitted for resolution.

---

[1] *The following documents may be presented: (i) General Registration Identity Card (RG); (ii) Foreigner Registration Identity Card (RNE); (iii) Valid passport; (iv) Class Organization Card valid as a civil identity for legal purposes (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver's License (CNH) with photo.*

[2] *Articles of Incorporation/Organization e Minutes/Instruments of election of legal representatives registered with the competent body.*

3.2. Participation by Proxy

The shareholder may be represented at the EGM by an attorney-in-fact, duly appointed under a public or private instrument, and pursuant to article 126, § 1 of the Corporations Act, the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund's manager being responsible for representing the quotholders.

The originals or copies of the documents mentioned above may be delivered at the Company's principal place of business by the time the EGM is held.

However, in order to facilitate shareholders' access to the EGM, we recommend that the delivery of such documents be made at least seventy-two (72) hours before the EGM is held.

In the case of submittal of documents via email, we request that the shareholder contact the Company, so that the originals or copies can be delivered by the day the EGM is held.

In case the Shareholder is unable to attend the EGM or cannot yet be represented by an attorney-in-fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in **Exhibit 1** to the Management Proposal contained in this Manual.

Furthermore, it should be noted that in addition to the power of attorney, the shareholder shall forward the documents required by the Company to participate in the EGM, as provided for in item 3 above.

The documents shall be delivered at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Bloco A - Vila Olímpia - São Paulo – SP, 9th floor – Corporate - Legal Department, through the telephone Nos. +55 11 3553-5438 and +55 11 3553- 3854, email: acamargo@santander.com.br.

3.3. Remote Voting Participation

Pursuant to articles 21-A et seq. of CVM Ruling No. 481/2009, the Company's shareholders may also vote at shareholders' meetings by means of remote voting, to be formalized through the "remote voting ballot" ("Ballot"), the template of which is available in the Corporate Governance area of the Company's Investor Relations website (www.ri.santander.com.br), or on the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc).

The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below:

(I) Submittal of the Ballot to Custody agents

The Shareholder that chooses to cast remote voting through his/her/its respective custodian agent ("Custodian") shall convey his/her/their voting instructions in accordance to the rules determined by the Custodian, which shall forward said voting ballots to the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão. Shareholders shall contact his/her/their respective Custodians to check the procedures established by them for issuance of ballot voting instructions, as well as the documents and information required to do so.

The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents by **03/24/2021 (including)**, unless defined otherwise by them.

(II) Submittal of the Ballot by the Shareholder to the Bookkeeper

The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;
(ii) all pages shall be initialed;
(iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Bookkeeper:

(i) original copy of the Ballot, duly completed, initialed and signed; and
(ii) copy of the following documents:

- *Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).*

- *Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).*

- *Investment fund: (i) Latest consolidated Regulations for the fund, as well as the Bylaws or Articles of Organization of its manager, in addition to the corporate documentation that grants proxy powers (minutes of officers' election and/or power of attorney); (ii) Identity Card with a photograph of the representatives (RG and CPF; CNH (driver's license) or official Professional Card containing the CPF enrollment number).*

The documents shall be sent to the Bookkeeper within 7 days before the date of the EGM, in other words, by **03/24/2021 (including) (i)** at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or **(ii)** via email, to the electronic address custodiaacionistavotodistancia@santander.com.br.

After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by **03/24/2021.**

Ballots received by the Bookkeeper after 03/24/2021 shall be disregarded.

(III) Submittal of the Ballot directly to the Company

The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;
(ii) all pages shall be initialed;
(iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Company:

(i) original copy of the Ballot, duly completed, initialed and signed; and
(ii) copy of the following documents:

- *Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).*

- *Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).*

- *Investment fund: (i) Last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).*

The documents shall be sent to the Company within 7 days before the date of the EGM, in other words, by **03/24/2021 (including) (i)** at the following address: Banco Santander (Brasil) S.A. - Investor Relations - Avenida Presidente Juscelino Kubitscheck, 2235 - 26th floor - Vila Olímpia - São Paulo/SP - CEP 04543-011; or **(ii)** via email, to the electronic address ri@santander.com.br.

After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by **03/24/2021.**

Ballots received by the Company after 03/24/2021 shall be disregarded.

General Information:

- in accordance with Article 21-S of CVM Ruling No. 481, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and

- upon termination of the deadline for remote voting, in other words, by **03/24/2021 (including)**, the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting.

3.4. ADS holders

Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares.

4. Matters to be resolved at the EGM

Please find below clarifications provided by the Company's management on each of the items to be resolved upon at the EGM.

As disclosed in the relevant facts of the Company disclosed on November 16, 2020, February 2, 2021, and February 25, 2021, the Company intends to segregate the equity interest it holds in Getnet Adquirência e Serviços para Meios de Pagamentos S.A. ("Getnet"), a private joint-stock company, with its principal place of business in the city of São Paulo, State of São Paulo, at Av. Pres. Juscelino Kubitschek, 2041 - cj 121, Bloco A Cond. WTORRE JK - Vila Nova Conceição – CEP 04543-011, enrolled with the CNPJ/ME under No. 10.440.482/0001-54. Getnet is a payment institution, duly authorized to operate by BACEN in the modalities of acquirer and issuer of electronic currency.

Thus, the Company's management submits to the shareholders' meeting the proposal for spin-off from the Company, for the purpose of segregating its shares issued by Getnet, representing the total share capital of this company, pursuant to article 157 of Law No. 6,404/76 and the Brazilian Securities and Exchange Commission ("CVM") Rulings No. 358/02 and No. 565/15, under the Private Instrument of Protocol and Justification of the Spin-Off from Banco Santander (Brasil) S.A., entered into on February 25, 2021, with the transfer of the Spun-off Portion to Getnet ("Spin-off").

Once the Spin-Off is approved at an Extraordinary General Meeting, Getnet will start the processes for applying for the registration as a publicly-held company (Category A) with the CVM ("Publicly-Held Company Registration"), as well as the registration of the Getnet Units and Getnet Shares before the U.S. Securities and Exchange Commission, under the Securities Exchange Act. Moreover, it will apply for the listing of **(a)** the Getnet Units and the shares issued by Getnet for trading in the traditional segment of B3 S.A. - Brasil, Bolsa, Balcão ("B3"); and **(b)** the American Depositary Shares, representing one Getnet Unit each ("Getnet ADSs"), for trading on the Nasdaq Stock Market (NASDAQ) (together, the "Listings").

The spun-off portion of the Company to be transferred to Getnet ("Spun-off Portion"), corresponding to 3.1422% of the equity of Santander Brasil and equal to two billion, four thousand and seventy million, five hundred and sixty six thousand, six hundred and forty three reais and three cents (BRL 2,470,566,643.03) as per the appraisal report of PricewaterhouseCoopers Auditores Independentes, which will comprise (i) the equity interest held by Santander Brasil in Getnet, corresponding to one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven (950,718,477) common shares and nine hundred and sixteen million, three thousand, seven hundred and twenty-five (916,003,725) preferred shares issued by Getnet, in the amount of two billion, seventy-two million, thirty-three thousand, three hundred and ninety-seven Brazilian Reais and seven cents (BRL 2,072,033,397.07), (ii) the balance of the goodwill (*ágio*) paid by Santander Brasil upon the acquisition of such Getnet Shares in the amount of nine hundred and fifty-seven million, two hundred and sixty-one thousand, two hundred and twenty-eight Brazilian Reais (BRL 957,261,228.00), and (iii) the provision to maintain the integrity of Getnet's net equity in an amount equivalent to the balance of such goodwill (*ágio*) minus the tax credit related to the premium amortization benefit resulting from the Spin-off, in the amount of five hundred and fifty-eight million, seven

hundred and twenty seven thousand, nine hundred and eighty-two Brazilian Reais and four cents (BRL 558,727,982.04).

The net amount to be transferred to Getnet corresponding to the goodwill (*ágio*) minus the provision to maintain the integrity of Getnet's net equity will be recorded to Getnet's accounting records as capital reserve. The tax benefit resulting from the goodwill amortization to be earned by Getnet, pursuant to Brazilian tax legislation, will benefit all of its shareholders. As a result and within the scope of the Spin-Off, the Company's shareholders will receive the shares representing 100% of Getnet's total capital. The Company's shareholders will receive equity interest in Getnet in the same type and proportion as their interest in the Company, at the ratio, on this date, of 0.25 common share, preferred share or Unit, as the case may be, issued by Getnet to each one (1) common share, preferred share, or Units issued by the Company, respectively. Furthermore, the holders of the Company's ADSs will receive Getnet ADSs at the ratio of 0.25 Getnet ADS to each ADS of the Company.

In other words, Getnet shares shall be delivered, as applicable, in the form of common shares, preferred shares, Getnet Units and/or ADSs, each representing one Getnet Unit. For example, if on the Record Date (as defined below) a Company shareholder holds 40 common shares, 20 preferred shares and 4 Units issued by the Company, such shareholder will receive 10 common shares, 5 preferred shares and 1 Unit issued by Getnet.

Getnet shares, to be delivered to the Company's shareholders, will confer the same political and equity advantages attributed by the shares issued by the Company, without any distinction between the shareholders.

The holders of Company shares will be entitled to Getnet shares on the date to be indicated upon completion of the Publicly-Held Company Registration, the Listings and ratification of the Spin-off by the Central Bank of Brazil, as per the notice to shareholders to be disclosed in a timely manner ("Record Date").

The shares issued by the Company will continue to be traded with the right to receive the shares issued by Getnet from the Spin-off to the Record Date. Notwithstanding, the Spin-Off, that is to say, the legal and accounting separation of the Company and Getnet, as a result of the Spin-off, will become effective upon its approval by the shareholders of both companies at the respective Extraordinary General Meetings.

The fractions of common shares, preferred shares and/or Getnet Units issued by Getnet will be separated, grouped into whole numbers, and sold in as many auctions as necessary, to be held in a timely manner in B3, and the amounts resulting from the sale shall be made available in the name of the respective shareholder holding the fractions, as per notice to shareholders to be disclosed in a timely manner. Similarly, the depositary with respect to the Santander Brasil ADSs, the U.S. book-entry settlement system and participants in that system will sell fractional entitlements to Getnet ADSs and distribute the net proceeds to the holders of Santander Brasil ADSs entitled to them.

The purpose of the Spin-Off is to enable Getnet to explore the full potential of its businesses as part of the strategy of the Santander Group to concentrate the technology and payments businesses of the group within PagoNxt, a new technology-focused global payment platform.

After the Spin-off, Getnet will be, as Santander Brasil is currently, controlled by Banco Santander, S.A. (Spain). As indicated, Banco Santander, S.A. (Spain) shall contribute most of its interest in Getnet to be part of its new PagoNxt unit.

The main terms of the Spin-Off, as required by article 20-A of CVM Ruling No. 481/09, are described in **Exhibit 2** to this Management Proposal.

According to the Meeting Call Notice made available to shareholders, our EGM will decide on the following matters included in the Agenda:

4.1. To RATIFY the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the appraisal report

Company's management proposes the ratification of the hiring of the specialized company PricewaterhouseCoopers Auditores Independentes, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th and 13th to 17th floors, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 ("Appraiser"), as a specialized company responsible for preparing the appraisal report of the portion of the Company's net equity to be transferred to Getnet, valued at book value, based on the Company's financial statements for the fiscal year ended December 31, 2020 ("Appraisal Report").

The information required by article 21 of CVM Ruling No. 481/09 constitutes the **Exhibit 4** to this Management Proposal.

4.2. To APPROVE the Appraisal Report

The Company's management proposes the approval of the Appraisal Report prepared by the Appraiser, the copy of which is included herein as **Exhibit 5**.

According to the Appraisal Report, the value of the Company's spin-off assets to be transferred to Getnet, based on the Company's financial statements for the year ended December 31, 2020, audited by PricewaterhouseCoopers, corresponds to two billion, four hundred and seventy million, five hundred and sixty six thousand, six hundred and forty three reais and three cents (BRL 2,470,566,643.03).

For the preparation of the Appraisal Report, the Appraiser took into account the subsequent events occurring between December 31, 2020 and the date of the Appraisal Report, which affected the Company's net equity, as described in this Protocol and Justification of the Spin-off and in the Appraisal Report.

The equity variations that occurred between the date of the Appraisal Report and the date on which the Spin-off is effected will be reflected in the companies in which they occurred, observing the provisions of article 5 of Circular Letter No. 3,017, of December 6, 2000, of the Central Bank of Brazil.

4.3. To APPROVE the terms and conditions of the Private Instrument of Protocol and

Justification of the Spin-Off from Banco Santander (Brasil) S.A. with transfer of the Spun-off Portion to Getnet, entered into on February 25, 2021 between the Company's and Getnet's managements

Pursuant to the Corporations Act, the terms and conditions of the Spin-off shall be included in a negotiated protocol, entered into by and between the management bodies or the members of the companies involved.

Accordingly, Company's management proposes the approval of the Private Instrument of Protocol and Justification of the Spin-Off from Banco Santander (Brasil) S.A. with the Transfer of the Spun-off Portion to Getnet Adquirência e Serviços para Meios de Pagamentos S.A., entered into on February 25, 2021 between the Company's and Getnet's managements ("Protocol and Justification of the Spin-Off from Santander").

The Protocol records that the Spun-off Portion, corresponding to 3.1422% of the equity of Santander Brasil, was evaluated, at book-value, in the amount of two billion, four hundred and seventy million, five hundred and sixty six thousand, six hundred and forty three reais and three cents (BRL 2,470,566,643.03) and comprises (i) the equity interest held by Santander Brasil in Getnet, corresponding to one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven (950,718,477) common shares and nine hundred and sixteen million, three thousand, seven hundred and twenty-five (916,003,725) preferred shares issued by Getnet, in the amount of two billion, seventy-two million, thirty-three thousand, three hundred and ninety-seven Brazilian Reais and seven cents (BRL 2,072,033,397.07), (ii) the balance of the goodwill (*ágio*) paid by Santander Brasil upon the acquisition of such Getnet Shares in the amount of nine hundred and fifty-seven million, two hundred and sixty-one thousand, two hundred and twenty-eight Brazilian Reais (BRL 957,261,228.00), and (iii) the provision to maintain the integrity of Getnet's net equity in an amount equivalent to the balance of such goodwill (*ágio*) minus the tax credit related to the premium amortization benefit resulting from the Spin-off, in the amount of five hundred and fifty-eight million, seven hundred and twenty seven thousand, nine hundred and eighty-two Brazilian Reais and four cents (BRL 558,727,982.04).

The portion corresponding to the net amount to be transferred (goodwill minus provision for maintenance of equity integrity) will be recorded to Getnet's accounting records as capital reserve. The tax benefit resulting from the goodwill amortization to be earned by Getnet, pursuant to Brazilian tax legislation, will benefit all of its shareholders.

As such portion consists in shares issued by Getnet and owned by the Company, the aforementioned goodwill and provision, and the merger will occur at book value, there shall be no impact on Getnet's share capital, nor any share dilution, and the Getnet Shares will be delivered directly to the Company's shareholders, in proportion to their interests in the Company's share capital (not considering treasury shares), at the ratio, on this date, of 0.25 common share, preferred share or Unit issued by Getnet to one (1) common share, preferred share or Unit of the Company, respectively. Furthermore, the holders of the Company's ADSs will receive Getnet ADSs at the ratio of 0.25 Getnet ADS to each ADS of the Company.

The delivery ratio of the Getnet Shares, Getnet Units and Getnet ADSs in relation to the shares, Units and ADSs of the Company was determined considering (a) the total number of issued and outstanding shares of the Company, equal to 3,802,873,911 common shares and 3,664,014,900 preferred shares (excluding treasury shares); and (b) the total number of issued and outstanding shares of Getnet, equal to 950,718,477 common shares and 916,003,725 preferred shares (excluding treasury shares).

Should any corporate event of the Company or Getnet occur after the present date, which results in a change in the total number of issued and outstanding shares of Santander Brasil or Getnet, excluding treasury shares, the delivery ratio of the Getnet Shares, Getnet Units and Getnet ADSs in relation to the shares, Units and ADSs of the Company, as indicated above, shall be adjusted proportionally, so that Santander Brasil's shareholders hold the total amount of shares issued by Getnet after the Spin-off.

The Protocol and Justification of the Spin-Off from Santander constitutes **Exhibit 3** to this Management Proposal.

4.4. To APPROVE the Spin-off from the Company, which will result in the segregation of its shares issued by Getnet, with transfer of the Spun-off Portion to Getnet.

After the resolutions of the items detailed above, which are stages for approval of the Spin-Off, the proposal is for the Spin-off to be approved, under the terms and conditions indicated in the Protocol and Justification of the Spin-Off from Santander Brasil.

4.5. If the previous matters are approved, AUTHORIZE and RATIFY all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders.

As a result of the approval of items 4.1 to 4.4, above, the Company's management proposes to the shareholders the granting of an authorization for management members to perform all the acts, records and annotations necessary and/or appropriate for implementation of the intended spin-off, including the ratification of acts already performed by management.

4.6. To APPROVE a reduction of the Company's share capital

As a result of the Spin-off, the Company's management proposes the approval of the reduction of the Company's share capital by two billion reais (BRL 2,000,000,000.00), without the cancellation of shares, decreasing the Company's share capital from the current fifty-seven billion reais (BRL 57,000,000,000.00) to fifty five billion reais (BRL 55,000,000,000.00) ("Capital Reduction").

4.7. To APPROVE the amendment to and restatement of the Bylaws of the Company

Company's management proposes that an amendment to the head provision of article 5 of the Company's Bylaws be approved, in order to reflect the Capital Reduction.

Company's management also proposes the amendment to article 30 of the Company's Bylaws, to improve the rules for the appointment of members of the Audit Committee, in accordance with the provisions of the National Monetary Council Resolution No. 3,198, of May 27, 2004, as amended, specifically to (i) include an express provision that the term of office of the members of the Audit Committee extends to the investiture of their subsitute; and (ii) provide that, once the maximum limit of renewals is reached, as provided for in article 30 of the Bylaws, the member of the Audit Committee can only rejoin such body after at least three (3) years have elapsed since the end of their previous term of office, provided that up to one third (1/3) of the members of the Audit Committee may be reappointed to such body for an additional term of office of one (1) year, waiving the 3-year interstice.

Finally, Company's management proposes that the restatement of its Bylaws be approved, considering said changes.

In compliance with article 11 of CVM Ruling 481/09, **Exhibit 6** to this Proposal contains a comparative table, including the current wording, proposed wording, and rationale for the amendment to the Company's Bylaws. In addition, to facilitate consultation and better visualization and contextualization of the proposed changes, **Exhibit B** of the Protocol and Justification of the Spin-off from Santander, which in turn is attached as **Exhibit 3** hereto, also contains the clean version of the Company's Bylaws, consolidating all the proposed changes.

ADDITIONAL INFORMATION

Considering that the Company is a financial institution authorized to operate by the Central Bank of Brazil, the Spin-Off shall be submitted for ratification by said body, in accordance with the relevant regulations.

Once the terms of the Spin-Off have been approved by the competent bodies of the Company and Getnet, pursuant to the Protocol and Justification of the Spin-Off from Santander Brasil, the Company will proceed to, after review and ratification of the transaction by the Central Bank of Brazil, the filing and publication of the acts of the Spin-Off.

In order to provide the necessary information for participation in the EGM, and in observance of the provisions of CVM Ruling 481/09 and CVM Ruling 565/05, we have attached the following documents to this Management Proposal:

(i) Exhibit 1 – Power of Attorney;

(ii) Exhibit 2 - Information related to the Spin-Off, in compliance with article 20-A of CVM Ruling 481/09;

(iii) Exhibit 3 - Copy of the Protocol and Justification of the Spin-Off from Santander;

(iv) Exhibit 4 - Information on the appraiser recommended by the Company's management, pursuant to article 21 of CVM Ruling 481/09;

(v) Exhibit 5 - Copy of the Appraisal Report;

(vi) Exhibit 6 - Information on the amendment to the Company's Bylaws, pursuant to article 11 of CVM Ruling 481/09 (provided that the clean version of the Company's Bylaws, consolidating all of the proposed amendments, is attached hereto as Exhibit B to the Protocol and Justification of the Spin-off which, in turn, is attached as Exhibit 3 of this Proposal); and

(vii) Exhibit 7 - Copy of the minutes of the meetings of the Company's Board of Directors, Fiscal Council and Audit Committee.

The documents related to the matters to be examined and resolved at the EGM are available to shareholders (i) at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 - Bloco A, Vila Olímpia, São Paulo/SP, 9th floor - Corporate Legal Department, where they can be consulted, on working days, from 10:00 a.m. until 4:00 p.m., and on its website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and (iii) on the website of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, February 26, 2021

Management
BANCO SANTANDER (BRASIL) S.A.

EXHIBIT 1:
POWER OF ATTORNEY

POWER OF ATTORNEY

[SHAREHOLDER], [QUALIFICATION] ("Grantor"), appoints as his/her/its attorneys-in-fact Messrs. **CAROLINA SILVIA ALVES NOGUEIRA TRINDADE,** Brazilian, married, registered with OAB/RJ under no. 182.414 and under the CPF/ME under no. 124.143.167.13; and **RAFAEL TRIDICO FARIA**, Brazilian, married, registered with OAB/SP 358.447 and under the CPF/ME under no. 409.544.508-41, both of them lawyers, with firms in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 - Bloco A - Vila Olímpia ("Grantees") to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Extraordinary General Meeting to be held, on first call, on March 31, 2020, at 3:00 PM, at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2235 and 2041 - 2nd mezzanine, Vila Olímpia, São Paulo/SP, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda:

(i) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th and 13th to 17th floors, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20, as a specialized company responsible for preparing the appraisal report of the portion of the Company's net equity to be transferred to Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (CNPJ No. 10.440.482/0001-54) ("Getnet" and "Appraisal Report", respectively);

( ) For ( ) Against ( ) Abstention

(ii) To approve the Appraisal Report;

( ) For ( ) Against ( ) Abstention

(iii) To approve the terms and conditions of the "Private Instrument of Protocol and Justification of the Spin-Off from Banco Santander (Brasil) S.A. with the Transfer of the Spun-off Portion to Getnet Adquirência e Serviços para Meios de Pagamentos S.A., entered into on February 25, 2021 between the Company's and Getnet's managements ("Protocol and Justification of the Spin-Off from Santander");

( ) For ( ) Against ( ) Abstention

(iv) To approve the spin-off from the Company, which will result in the segregation of its shares issued by Getnet, with transfer of the spun-off portion to Getnet, under the Protocol and Justification of the Spin-Off from Santander ("Spin-off");

( ) For ( ) Against ( ) Abstention

(v) If the previous matters are approved, authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the

Company's shareholders;

( ) For ( ) Against ( ) Abstention

(vi) To approve the reduction of the Company's share capital by the total amount of two billion reais (BRL 2,000,000,000.00), from the current fifty-seven billion reais (BRL 57,000,000,000.00) to fifty five billion reais (BRL 55,000,000,000.00), without the cancellation of shares, as a result of the Spin-Off ("Capital Reduction");

( ) For ( ) Against ( ) Abstention

(vii) To approve the amendment to the head provision of article 5 of the Company's Bylaws, to reflect the Capital Reduction;

( ) For ( ) Against ( ) Abstention

(viii) To approve the amendment to article 30 of the Company's Bylaws, to improve the rules for the appointment of members of the Audit Committee, in accordance with the provisions of the National Monetary Council Resolution No. 3,198, of May 27, 2004, as amended;

( ) For ( ) Against ( ) Abstention

(ix) To approve the restatement of the Company's Bylaws, in order to incorporate the amendment resulting from the Capital Reduction and amendment to article 30 of the Company's Bylaws.

( ) For ( ) Against ( ) Abstention

The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect.

This power of attorney shall only be valid for the Company's Extraordinary General Meeting mentioned above.

[Place], [month] [day], 2021.

____

[Signature of Grantor]

EXHIBIT 2:
INFORMATION RELATED TO THE SPIN-OFF
(according to Article 20-A of CVM Ruling No. 481/09)

1. Protocol and Justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404, of 1976.

The "Private Instrument of Protocol and Justification of the Spin-Off from Banco Santander (Brasil) S.A., with the Transfer of the Spun-off Portion to Getnet Adquirência e Serviços para Meios de Pagamentos S.A." is attached as Exhibit 3 to the Management Proposal.

2. Other agreements, contracts and preliminary agreements governing the exercise of voting rights or the transfer of shares issued by companies subsisting or resulting from the transaction, filed at company's principal place of business or to which the company's controlling shareholder is a party.

There are no agreements, contracts and preliminary agreements governing the exercise of voting rights or the transfer of shares issued by companies subsisting or resulting from the transaction, filed at company's principal place of business or to which the company's controlling shareholder is a party.

3. Description of the transaction, including:

a. Terms and conditions

The transaction consists of the spin-off from the Company, with the transfer of a portion of its equity to Getnet, comprising (i) the equity interest held by Santander Brasil in Getnet, corresponding to one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven (950,718,477) common shares and nine hundred and sixteen million, three thousand, seven hundred and twenty-five (916,003,725) preferred shares issued by Getnet, in the amount of two billion, seventy-two million, thirty-three thousand, three hundred and ninety-seven Brazilian Reais and seven cents (BRL 2,072,033,397.07), (ii) the balance of the goodwill (*ágio*) paid by Santander Brasil upon the acquisition of such Getnet Shares in the amount of nine hundred and fifty-seven million, two hundred and sixty-one thousand, two hundred and twenty-eight Brazilian Reais (BRL 957,261,228.00), and (iii) the provision to maintain the integrity of Getnet's net equity in an amount equivalent to the balance of such goodwill (*ágio*) minus the tax credit related to the premium amortization benefit resulting from the Spin-off, in the amount of five hundred and fifty-eight million, seven hundred and twenty seven thousand, nine hundred and eighty-two Brazilian Reais and four cents (BRL 558,727,982.04).

The Spun-off Portion, corresponding to 3.1422% of the Company's equity, shall include all the shares issued by Getnet. Therefore, the absorption of the Spun-off Portion by Getnet, will occur at book-value, as determined in an appraisal report, and shall not generate any impact on Getnet's share capital or any dilution of equity interest held in Getnet. As a result of the absorption by Getnet of the Spun-off Portion, the shares issued by Getnet and owned by the Company ("Getnet Shares") shall be attributed to the Company's shareholders.

The Getnet Shares shall be delivered directly to the Company's shareholders, on the date to be duly informed, in the same proportion as their interests in the Company's share capital (not considering treasury shares), at the ratio, on this date, of 0.25 common share, preferred share or Unit, as the case may be, issued by Getnet to each one (1) common share, preferred share or Unit issued by the Company, respectively. Furthermore, the holders of the Company's ADSs will receive Getnet ADSs at the ratio of 0.25 Getnet ADS to each ADS of the Company (for more information, see item "5. Analysis of the following aspects of the transaction– e. Substitution ratio" below).

In other words, Getnet Shares will be delivered, as applicable, in the form of common shares, preferred shares, Getnet Units and/or ADSs, each representing one Getnet Unit.

The Company's net equity to be transferred to Getnet consists of the assets and liabilities indicated in the Protocol and Justification of the Spin-Off from Santander and in the Appraisal Report. According to the Appraisal Report, the book value of the Company's spun-off assets to be transferred to Getnet, based on the Company's financial statements for the fiscal year ended December 31, 2020, audited by PricewaterhousCoopers, is two billion, four hundred and seventy million, five hundred and sixty-six thousand, six hundred and forty-three Brazilian Reais and three cents (BRL 2,470,566,643.03).

The terms and conditions of the Spin-Off are in the Protocol and Justification of the Spin-Off from Santander.

b. Obligations to indemnify:

i. The managers of any of the companies involved

The transaction does not include any obligation to indemnify the managers of the companies involved, nor is there any obligation to indemnify for non-completion thereof.

ii. If the transaction is not consummated

The transaction does not include any obligation to indemnify the managers of the companies involved, nor is there any obligation to indemnify for non-completion thereof.

c. Comparative table of the rights, advantages and restrictions of the shares of the involved or resulting companies, before and after the transaction.

The Getnet shares to be delivered to the Company's shareholders shall have the same rights, advantages and restrictions currently applicable to the shares issued by the Company, as shown in the following table:

	Santander Brasil	Getnet
Common Shares	• Voting right; and • Receipt of mandatory dividends of not less than 25% of net equity.	• Voting right; and • Receipt of mandatory dividends of not less than 25% of net equity.

Preferred Shares	• Receipt of dividends 10% higher than those attributed to common shares; • Priority in the distribution of dividends; • Participation, under equal conditions with common shares, in capital increases resulting from the capitalization of reserves and profits, as well as in the distribution of bonus stock, arising from the capitalization of suspended profits, reserves or any funds; • Priority in the reimbursement of capital, without premium, in case of dissolution of Santander Brasil; • Right to be included in a public offering as a result of the sale of control of Santander Brasil at the same price and under the same conditions offered to the transferor controlling shareholder, as set forth in Chapter X of the Bylaws of Santander Brasil; and • Voting right restricted to the following matters: (i) conversion, merger, consolidation or spin-off of Santander Brasil; (ii) approval of agreements between Santander Brasil and controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever they are subject to a resolution in the Shareholders' Meeting, as provided in law or in the Bylaws; (iii) appraisal of assets intended to be used for payment in full of Santander Brasil's capital increase.	• Receipt of dividends 10% higher than those attributed to common shares; • Priority in the distribution of dividends; • Participation, under equal conditions with common shares, in capital increases resulting from the capitalization of reserves and profits, as well as in the distribution of bonus stock, arising from the capitalization of suspended profits, reserves or any funds; • Priority in the reimbursement of capital, without premium, in case of dissolution of Getnet; • Right to be included in a public offering as a result of the sale of control of Getnet at the same price and under the same conditions offered to the transferor controlling shareholder, as set forth in Chapter X of Getnet's Bylaws; and • Voting right restricted to the following matters: (i) conversion, incorporation, merger or spin-off of Getnet; (ii) approval of agreements between Getnet and controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever they are subject to a resolution in the Shareholders' Meeting, as provided in law or in the Bylaws; and (iii) appraisal of assets intended to be used for payment in full of Getnet's capital increase.

d. Possible need for approval by debenture holders or other creditors

Not applicable.

e. Assets and liabilities that will make up each portion of the net equity, in case of a spin-off

The Company's Spun-off Portion, corresponding to 3.1422% of its equity, to be transferred to Getnet, whose net book value calculated by PricewaterhouseCoopers Auditores Independentes is two billion, four hundred and seventy million, five hundred and sixty-six thousand, six hundred and forty-three Brazilian Reais and three cents (BRL 2,470,566,643.03), on the base date of December 31, 2020 comprises (i) the equity interest held by Santander Brasil in Getnet, corresponding to one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven (950,718,477) common shares and nine hundred and sixteen million, three thousand, seven hundred and twenty-five (916,003,725) preferred shares issued by Getnet, in the amount of two billion, seventy-two million, thirty-three thousand, three hundred and ninety-seven Brazilian Reais and seven cents (BRL 2,072,033,397.07), (ii) the balance of the goodwill (*ágio*) paid by Santander Brasil upon the acquisition of such Getnet Shares in the amount of nine hundred and fifty-seven million, two hundred and sixty-one thousand, two hundred and twenty-eight Brazilian Reais (BRL 957,261,228.00), and (iii) the provision to maintain the integrity of Getnet's net equity in an amount equivalent to the balance of such goodwill (*ágio*) minus the tax credit related to the premium amortization benefit resulting from the Spin-off, in the amount of five hundred and fifty-eight million, seven hundred and twenty seven thousand, nine hundred and eighty-two Brazilian Reais and four cents (BRL 558,727,982.04).

f. Intention of the companies with acquisition of securities issuer registration

The Company is already a publicly-held company registered with the Brazilian Securities and Exchange Commission ("CVM") under category "A", with its shares traded in the traditional segment of B3 S.A. - Brasil, Bolsa e Balcão ("B3") and its American Depositary Shares ("ADSs") listed on the New York Stock Exchange (NYSE).

In turn, Getnet shall apply, in the context of the Spin-off, (a) for registration as a publicly-held company (in category "A") with the CVM; (b) for the listing of its shares and Units for trading in B3's traditional segment with the B3; (c) registration of its Units and shares, under the Securities Exchange Act with the U.S. Securities and Exchange Comission; and (d) for the listing of its ADSs representing 1 Getnet Unit with the Nasdaq Stock Market.

4. Plans to conduct corporate business, especially regarding specific corporate events to be promoted.

There shall be no change in the performance of the Company's or Getnet's businesses, which will continue to carry out their activities, but independently.

The Spin-Off is part of the strategy of the Santander Group to concentrate the group's technology and means of payment business on PagoNxt, a new global platform for means of payment focused on technology.

5. Analysis of the following aspects of the transaction:

a. Description of key expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages.

After the conclusion of the Spin-Off, the Company's shareholders will receive equity interests in Getnet, in the same type and proportion as the equity interests they hold in the Company. Thus, the Company's shareholders will continue to hold the same equity interest they currently hold in the Company itself while also becoming shareholders of Getnet.

Getnet will strategically operate within a global structure, bringing more efficiency, diversification of revenue sources, speed of execution and integration with the other payment businesses of the Santander Group. Furthermore, the intention is to generate economic value for Santander Brasil's shareholders, since companies in Getnet's operating segment present a higher relative market value than the banking segment.

Additionally, the Spin-off will provide Getnet with direct access to capital markets and other sources of funding, hence allowing it to prioritize investments according to its profile and scope of activities, thus creating more value for its shareholders.

The Company's Spun-off Portion to be transferred to Getnet within the scope of the Spin-off, corresponding to 3.1422% of the equity of Santander Brasil, will include, in addition to the equity interest held by the Company in Getnet's share capital, the balance of goodwill paid by the Company upon the acquisition of shares in the amount of BRL nine hundred and fifty-seven million, two hundred and sixty-one thousand, two hundred and twenty-eight Brazilian Reais (BRL 957,261,228.00), as well as the provision for maintenance of equity integrity in the amount equivalent to the balance of such goodwill minus the tax credit related to the tax benefit for the amortization of goodwill, as a result of the Spin-off, in the amount of BRL five hundred and fifty-eight million, seven hundred and twenty seven thousand, nine hundred and eighty-two Brazilian Reais and four cents (BRL 558,727,982.04).

The recording of the provision aims to maintain the integrity of Getnet's net equity by preserving the future flow of dividends of Getnet's shareholders, once the dividends attributed to the shares held by Getnet shareholders will not be diminished by the amount of goodwill amortization in each year.

The net amount to be transferred to Getnet corresponding to the goodwill (*ágio*) minus the provision to maintain the integrity of Getnet's net equity will be recorded to Getnet's accounting records as capital reserve. The tax benefit resulting from the goodwill amortization to be earned by Getnet, pursuant to Brazilian tax legislation, will benefit all of its shareholders.

b. Costs

The Board of Directors estimates that the costs of conducting the Spin-off will be approximately twenty-two million Brazilian (BRL 22,000000.00), including expenses relating to publications, independent auditors, appraisers, legal advisors and other professionals hired to advise on the transaction.

c. Risk factors

There are certain inherent risks related to the variation of the price of the shares issued by Santander Brasil and of Getnet Shares and Getnet Units, once the latter begin trading. Such risks are inherent in capital markets trades and will be incurred by all shareholders of Santander Brasil, which will thereupon be also shareholders of Getnet. Furthermore, the

expected benefits of the Spin-off may not materialize.

Furthermore, the Spin-Off requires approval from the Central Bank, as set forth in CMN Resolution No. 4,122/12.

For more information on risk factors applicable to Getnet, see item 11.a below.

d. In the case of a related party transaction, possible alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded

The Company conducted general studies on alternatives that could have been adopted as opposed to the Spin-off, analyzing and comparing all options, concluding that the Spin-off, as presented in this Proposal, is the alternative that proved to the most efficient and compatible with the Company's purposes and expectations, considering the Company holds all of Getnet's shares.

e. Substitution ratio

The totality of the shares issued by Getnet and held by the Company shall be attributed to the Company's shareholders in the proportion of their respective interests in the Company's share capital, at the ratio, on this date, of 0.25 common shares, preferred share or Unit, as the case may be, issued by Getnet for each 1 common share, preferred share or Unit issued by the Company. Furthermore, the holders of the Company's ADSs will receive Getnet ADSs at the ratio of 0.25 Getnet ADS to each ADS of the Company.

The delivery ratio of the Getnet Shares, Getnet Units and Getnet ADSs in relation to the shares, Units and ADSs of Santander Brasil was determined considering (a) the total number of issued and outstanding shares of Santander Brasil, equal to 3,802,873,911 common shares and 3,664,014,900 preferred shares (excluding treasury shares); and (b) the total number of issued and outstanding shares of Getnet, equal to 950,718,477 common shares and 916,003,725 preferred shares (excluding treasury shares).

Should any corporate event of Santander Brasil or Getnet occur after the present date, which results in a change in the total number of issued and outstanding shares of Santander Brasil or Getnet, excluding treasury shares, the delivery ratio of the Getnet Shares, Getnet Units and Getnet ADSs in relation to the shares, Units and ADSs of Santander Brasil, as indicated above, shall be adjusted proportionally, so that Santander Brasil's shareholders hold the total amount of shares issued by Getnet after the Spin-off.

f. In transactions involving controlling companies, controlled companies or companies under common control

i. Share substitution ratio calculated in accordance with article 264 of Law 6404 of 1976.

The Company understands that article 264 of Law No. 6404/76 does not apply to the Spin-off, considering that Getnet is 100% owned by the Company.

ii. Detailed description of the negotiation process of the substitution ratio and other terms and conditions of the transaction.

Not applicable, as all the shares issued by Getnet and held by the Company will be attributed to the Company's shareholders in proportion to their respective interests in the Company's share capital.

iii. If the transaction was preceded, in the last twelve (12) months, by an acquisition of control or acquisition of a controlling interest:

- **Comparative analysis of the substitution ratio and price paid on the acquisition of control**

Not applicable.

- **Reasons justifying any differences in valuation in the different transactions**

Not applicable.

iv. Justification of why the substitution ratio is commutative, with a description of the procedures and criteria adopted to guarantee the commutativity of the transaction or, if the substitution ratio is not commutative, payment detail or equivalent remedies adopted to ensure appropriate compensation.

Not applicable.

6. Copy of minutes of all meetings of the board of directors, fiscal council and special committees in which the transaction was discussed, including any dissenting votes.

A copy of the minutes of the Meeting of the Board of Directors of the Company held on November 16, 2020, is attached as **Exhibit 7(A)** hereto.

A copy of the minutes of the Meeting of the Board of Directors of the Company held on February 25, 2021, is attached as **Exhibit 7(B)** hereto.

A copy of the minutes of the Meeting of the Fiscal Council of the Company held on February 25, 2021 is attached as **Exhibit 7(C)** hereto.

A Copy of the Meeting of the Audit Committee of the Company held on February 25, 2021, is attached as **Exhibit 7(D)** hereto.

7. Copy of studies, presentations, reports, opinions, researches or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction.

A copy of the appraisal report of Santander Brasil´s net book value to be transferred to Getnet is attached as **Exhibit 5** to the Management Proposal.

In addition, the presentation on Getnet's business prepared by its management is available

on the websites of the Company (https://www.santander.com.br/ri), B3 (http://www.b3.com.br/pt_br/), and of the CVM (http://www.cvm.gov.br).

7.1. Identification of possible conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the transaction.

There are no conflicts of interest.

Furthermore, in this regard, the Appraiser has stated in the Protocol and Justification of the Spin-Off from Santander (i) that it has no direct or indirect interest in relation to the Parties or, in connection with the actual Spin-Off, nor has there been any other relevant circumstance which may characterize a conflict of interest, which may prevent or affect the preparation of the Appraisal Report requested thereto, for the purposes of the Spin-Off; and (ii) there has been no action by the controlling shareholders or the managers of the Parties, in order to direct, limit, hinder or practice any acts that have or may have compromised the access, use or knowledge of information, documents or methodologies relevant to the quality of their conclusions.

8. Draft Bylaws or amendments to the Bylaws of the companies resulting from the transaction.

The Company's Bylaws will be amended as a result of the Spin-off, in order to reflect the Capital Reduction. **Exhibit 6** to this Proposal contains a comparative table, including the current wording, proposed wording, and rationale for the amendment to the Company's Bylaws. In addition, to facilitate consultation and better visualization and contextualization of the proposed changes, **Exhibit B** of the Protocol and Justification of the Spin-off from Santander, which in turn is attached as **Exhibit 3** hereto, also contains the clean version of the Company's Bylaws, consolidating all the proposed changes.

Getnet's Bylaws will be amended due to the Publicly-Held Company Registration and Listing processes, in order to reflect the governance rules applicable to publicly-held and listed companies. **Exhibit C** to the Protocol and Justification of the Spin-Off from Santander, which in turn is attached as **Exhibit 3** to this Proposal contains a draft of Getnet's new Bylaws.

9. Financial statements used for the purpose of the transaction, in accordance with the specific rule.

For the purposes of the Spin-Off, the individual and consolidated financial statements of the Company and Getnet for the year ended December 31, 2020 were used, together with the independent auditors' opinions, pursuant to article 6, II, of CVM Ruling No. 565/2015, which are available, in the case of the Company, on the websites of the Company (https://www.santander.com.br/ri/resultados), of B3 (http://www.b3.com.br/pt_br/) and of CVM (www.cvm.gov.br) and, in the case of Getnet, on its website (https://site.getnet.com.br/demonstracoes-financeiras/).

10. *Pro forma* financial statements prepared for the purpose of the transaction, in accordance with the specific rule.

Not applicable, pursuant to article 10, paragraph 3rd of CVM Ruling No. 565/2015, as the Spin-off was not considered a relevant transaction under the requirements, rules, recommendations and accounting opinions regarding pro forma financial statements, notably the Recommendation No. 6 of the Accounting Pronouncements Commitee (*Comitê de Pronunciamentos Contábeis*).

11. Document containing information on companies directly involved other than publicly-held companies, including:

We have included below information on Getnet, which will apply for registration as a publicly-held company in Category "A".

a. Risk factors, under items 4.1 and 4.2 of the reference form

4.1 – Description of the risk factors

Getnet's business, financial condition, reputation, results of operations, cash flows, liquidity and/or future business may be materially and adversely affected by any of the risk factors described below. The price of securities issued by Getnet (once listed) may decrease due to the occurrence of any of these and/or other risk factors, in which case there may be a loss in investment in the securities issued by Getnet by its holders.

The risks described below are those that Getnet is aware of and believes that, on this date, may affect Getnet in a material and adverse manner. Other additional risks not currently known or considered less relevant may also adversely affect Getnet.

For the purposes of this section "4. Risk Factors ", unless expressly stated otherwise or if the context so requires, mention of the fact that a risk, uncertainty or problem may cause or have or will cause or will have an"adverse effect" or "negative effect" for Getnet, or similar expressions, means that such risk, uncertainty or problem could or could have a material adverse effect on the business, financial condition, reputation, operating results, cash flows, liquidity and/or future business of Getnet and its subsidiaries, as well as in the price of the securities issued by Getnet, once listed. Similar expressions included in this section "4. Risk Factors "must be understood in this context. Notwithstanding the subdivision of this section "4. Risk Factors", certain risk factors that are in an item may also apply to other items in this section "4. Risk factors".

(a) related to Getnet

If we cannot keep pace with rapid developments and change in our industry and continue to acquire new customers as rapidly as in the past, the use of our services could decline, reducing our revenues.

The electronic payments market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of non-traditional competitors. In order to remain competitive and continue to acquire new customers, we are continually involved in a number of projects to develop new services or compete with established payment systems providers, and new market entrants, including

projects in respect of mobile phone payment applications, e-commerce services, digital banking, ERP, digital wallet accounts and bank cards, prepaid card offerings, credit offerings and other new offerings emerging in the electronic payments industry. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to our clients. Furthermore, even though the market for alternative payment processing services is evolving, it may not continue to develop rapidly enough for us to recover the costs we have incurred in developing new services targeted at this market.

In addition, the services we deliver are designed to process very complex transactions and provide reports and other information concerning those transactions, all at high volumes and processing speeds. Any failure to deliver an effective and secure service or any performance issue that arises with a new service could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs and/or we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients or do not perform as anticipated. We also rely in part, and may in the future rely in part, on third parties, including some of our competitors and potential competitors, for the development of, and access to, new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially and adversely affected.

Furthermore, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and services, including e-commerce and mobile payment processing services, that provide improved operating functionality and features to their existing service offerings. If successful, their development efforts could render our services less desirable to clients, resulting in the loss of clients or a reduction in the fees we could generate from our offerings.

Our business depends on a well-regarded and widely known brand, and any failure to maintain, protect, and enhance our brand would harm our business.

We have developed a well-regarded and widely known brand that has contributed significantly to the success of our business. Our brand is predicated on the idea that sellers and buyers will know and trust us and find value in building and growing their businesses with our products and services. Maintaining, protecting, and enhancing our brand are critical to expanding our base of merchants, and other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve seller and buyer complaints, our privacy and security practices, litigation, regulatory activity, and the experience of sellers and buyers with our products or services, could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brand can

arise from many sources, including failure by us or our partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; third party trademark infringement claims; employee misconduct; and misconduct by our associated participants, partners, service providers, or other counterparties. If we do not successfully maintain a well-regarded and widely known brand, our business could be materially and adversely affected.

We have been from time to time in the past, and may in the future be, the target of incomplete, inaccurate, and misleading or false statements about our company, our business, and our products and services that could damage our brand and materially deter people from adopting our services. Negative publicity about our company or our management, including about our product quality and reliability, changes to our products and services, privacy and security practices, litigation, regulatory enforcement, and other actions, as well as the actions of our clients and other users of our services, even if inaccurate, could cause a loss of confidence in us. Our ability to respond to negative statements about us may be limited by legal prohibitions on permissible public communications by us during future periods.

If we are unable to maintain, promote, and grow our brand through effective marketing and communications strategies, our brand and business may be harmed.

We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expand our base of clients. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable, and innovative products and services, which we may not do successfully. We may introduce, or make changes to, features, products, services, or terms of service that clients do not like, which may materially and adversely affect our brand. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

The introduction and promotion of new services, as well as the promotion of existing services, may be partly dependent on our visibility on third-party advertising platforms, such as Globo, Google or Facebook. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the maintenance and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new merchants would be materially harmed.

Degradation of the quality of the products and services we offer, including support services, could adversely affect our ability to attract and retain merchants and partners.

Our merchants expect a consistent level of quality in the provision of our products and services. The support services that we provide are also a key element of the value proposition to our clients. If the reliability or functionality of our products and services is compromised, or the quality of those products or services is otherwise degraded, such as due to malfunction of our devices, failure or a delay in the connection of the POS with our systems, or if we fail to continue to provide a high level of support, e.g. by means of the support provided by our

call center, with longer TMA, or a failure to provide solutions in line, we could lose existing merchants and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.

If we fail to manage our growth effectively, our business could be harmed.

In order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our internal controls, create and improve our reporting systems, and timely address issues as they arise. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. Furthermore, we encourage employees to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute as quickly as smaller, more efficient organizations. If we do not successfully manage our growth, our business will suffer.

We might not successfully implement strategies to increase adoption of our digital payment methods, which would limit our growth.

Our future profitability will depend, in part, on our ability to successfully implement our strategy to increase adoption of our digital payment methods. We cannot assure you that the market for digital payments will continue to grow or will remain viable. We expect to invest substantial amounts to:

- drive consumer and merchant awareness of digital payments;
- encourage consumers and merchants to sign up for and use our digital payment products;
- enhance our infrastructure to handle seamless processing of transactions;
- continue to develop state of the art, easy-to-use technology;
- expand our operations;
- increase the number of users who collect and pay digitally; and
- grow and diversify our customer base.

Despite these investments, we may fail to implement these programs successfully or to increase substantially the number of customers who pay for our digital payment methods. This would hold back any growth in our revenues and harm our business.

Interruption or failure of our information technology and communications systems could impair our operations, which could damage our reputation and harm our results of operations.

Our success and ability to process payments and provide high quality customer service depend on the efficient and uninterrupted operation of our computer and information technology systems. Any failure of our computer systems and information technology to operate effectively or to integrate with other systems, performance inadequacy or breach in security may cause interruptions in the availability of our sites, delays in product fulfillment and reduced efficiency of our operations. Any failures, problems or security breaches may

mean that fewer customers are willing to purchase the products we offer in the future. Factors that could occur and significantly disrupt our operations include system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures, sabotage, vandalism, terrorist attacks and similar events, software errors, computer viruses, worms, physical or electronic break-ins and similar disruptions from unauthorized tampering with our computer systems and data centers; in addition, security breaches related to the storage and transmission of proprietary information or customer information, such as credit card numbers or other personal information. While we have backup systems and contingency plans for certain aspects of our operations and business processes, our planning does not account for all possible scenarios.

Any disruptions or service interruptions that affect our sites could damage our reputation, require us to spend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. Certain of our agreements with third-party service providers do not require those providers to indemnify us for losses resulting from any disruption in service. Any of the above disruptions could seriously harm our results of operations.

Our services must integrate with a variety of operating systems, software, hardware, web browsers and networks, and the hardware that enables merchants to accept payment cards must interoperate with mobile networks offered by telecom operators and third-party mobile devices utilizing those operating systems, software, hardware, web browsers and networks. If we are unable to ensure that our services or hardware interoperate with such operating systems, software, hardware, web browsers and networks, our business may be materially and adversely affected.

We are dependent on the ability of our products and services to integrate with a variety of operating systems, software, hardware and networks, as well as web browsers that we do not control. Any changes in these systems or networks that degrade the functionality of our products and services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could materially and adversely affect usage of our products and services. In the event that it is difficult for our merchants to access and use our products and services, our business may be materially and adversely affected. We also rely on bank platforms and others, including card issuers, to process some of our transactions. If there are any issues with, or service interruptions in, these bank platforms, users may be unable to have their transactions completed, which would seriously harm our business.

In addition, our solutions, including hardware and software, interoperate with mobile networks offered by telecom operators and mobile devices developed by third parties. Changes in these networks or in the design of these mobile devices may limit the interoperability of our solutions with such networks and devices and require modifications to our solutions. If we are unable to ensure that our hardware continues to interoperate effectively with such networks and devices, or if doing so is costly, our business may be materially and adversely affected.

Our business is subject to cyberattacks and security and privacy breaches.

Our business involves the collection, storage, processing and transmission of customers'

personal data, including financial information. A significant risk associated with e-commerce and communications is the secure transmission of confidential information over public networks. In addition, a significant number of our customers authorize us to bill their payment card or bank accounts directly for all transaction and other fees charged by us. We have built our reputation on the premise that our platform offers customers a secure way to make payments, and privacy concerns, whether or not valid, may harm our business and results of operations. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure.

The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers' data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly and often are not recognized until launched against a target. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems into disclosing user names, passwords, payment card information or other sensitive information, which may in turn be used to access our information technology systems. Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Although we have developed systems and processes that are designed to protect our data and customer data and to prevent data loss and other security breaches, and expect to continue to expend significant additional resources to bolster these protections, these security measures cannot provide absolute security. Our information technology and infrastructure may be vulnerable to cyberattacks, security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events, and third parties may be able to access our customers' personal or proprietary information and card data that are stored on or accessible through those systems. Our security measures may also be breached due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. Any actual or perceived breach of our security could interrupt our operations, result in our systems or services being unavailable, result in improper disclosure of data, materially harm our reputation and brand, result in significant legal and financial exposure, lead to loss of customer confidence in, or decreased use of, our products and services, and adversely affect our business and results of operations. In addition, any breaches of network or data security at our customers, partners or vendors (including data center and cloud computing providers) could have similar negative effects. Actual or perceived vulnerabilities or data breaches may lead to claims against us.

In addition, under card rules and our contracts with our card processors, if there is a breach of card information that we store, we could be liable to the payment card issuers for their cost of issuing new cards and related expenses. We also expect to spend significant additional resources to protect against security or privacy breaches, and may be required to address problems caused by breaches. Additionally, while we maintain insurance policies, we do not maintain insurance policies specifically for cyberattacks and our current insurance policies may not be adequate to reimburse us for losses caused by security breaches, and we may not be able to collect fully, if at all, under these insurance policies.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.

We operate in a rapidly changing industry, and we have experienced significant change in recent years including certain acquisitions. Accordingly, our risk management policies and procedures may not be fully effective in identifying, monitoring and managing our risks. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise inaccessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, financial condition and results of operations.

We offer payments services as well as other products and services to a large number of clients. We are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are lawful and legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to merchants and are unable to recover them, we suffer losses and liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions, including outside of Brazil (e.g., U.S. anti-money laundering and economic sanctions violations). The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, including the hacking of bank accounts, can potentially steal significant amounts of money from businesses like ours. In configuring our payments, digital banking and credit services, we face an inherent trade-off between security and client convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. As a greater number of larger merchants use our services, we expect our exposure to material losses from a single merchant, or from a small number of merchants, to increase. In addition, when we introduce new services, focus on new business types, or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Moreover, we rely on third party service providers, such as PSP providers, and our risk management policies and processes may not be sufficient to monitor compliance by such third parties with applicable laws and regulations, including anti-money laundering laws and settlement of sub-merchants. We may incur significant costs with respect to monitoring third party service providers. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily from our results of operations, but

also from external sources, including Santander Brasil. Following the Spin-off, we expect that we will continue to fund our operations primarily from our results of operations, and that we will continue to have access to funding from the Santander Group on substantially the same terms as currently.. Nevertheless, in the future, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, or unforeseen circumstances and may decide to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. While we will continue to be a part of the Santander Group and to have access to capital from within the Santander Group, we may also seek to obtain capital from third parties, including banks, other financial institutions and capital markets. Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under our credit facilities, debentures and any future financing agreements into which we may enter. If not waived, defaults could cause our outstanding indebtedness under our credit facilities and any future financing agreements that we may enter into under these terms to become immediately due and payable. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

We believe the protection of our intellectual property, including our trademarks, patents, copyrights, domain names, trade dress, and trade secrets, is critical to our success. We seek to protect our intellectual property rights by relying on applicable laws and regulations, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our proprietary rights when offering or procuring products and services, including confidentiality agreements with parties with whom we conduct business.

However, contractual arrangements and other steps we have taken to protect our intellectual property may not prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. Trademark, copyright, patent, domain name, trade dress and trade secret protection is expensive to maintain and may require litigation. Protecting our intellectual property rights and other proprietary rights is expensive and time-consuming and may not be successful in every jurisdiction. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. We have licensed certain of our proprietary rights, such as trademarks or copyrighted material, to others in the past, and expect to do so in the future. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation. Any failure to protect or enforce our intellectual property rights adequately, or significant costs incurred in doing so, could materially harm our business.

As the number of products in the software industry increases and the functionalities of these products further overlap, and as we acquire technology through acquisitions or licenses, we

may become increasingly subject to infringement claims, including patent, copyright, and trademark infringement claims. We may be required to enter into litigation to determine the validity and scope of the patents or other intellectual property rights of others. The ultimate outcome of any allegation is uncertain and, regardless of the outcome, any such claim, with or without merit, may be time-consuming, result in costly litigation, divert management's time and attention from our business, require us to stop selling, delay shipping, or redesign our products, or require us to pay substantial amounts to satisfy judgments or settle claims or lawsuits or to pay substantial royalty or licensing fees, or to satisfy indemnification obligations that we have with some of our customers. Our failure to obtain necessary license or other rights, or litigation or claims arising out of intellectual property matters, may harm our business.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, customers, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims. Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Units and ADSs. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business.

We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, or the inability to integrate an acquired company fully, could harm our business.

We may from time to time acquire or invest in complementary companies or businesses. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management's attention from other business issues and opportunities. We may not be able to integrate successfully the operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to integrate acquisitions successfully, our business could suffer. In addition, the expense of integrating any acquired business and their results of operations may harm our operating results.

We rely on card issuers or payment schemes to process our transactions. If we fail to comply with the applicable requirements of Visa, Mastercard, American Express, Elo, Hipercard, Hiper or other payment schemes, those payment schemes could seek to fine us, suspend us or terminate our registrations, which could have a material adverse effect on our business, financial condition or results of operations.

We rely on card issuers or payment schemes to process our transactions, and must pay a fee for this service. From time to time, payment schemes such as Mastercard, Visa, American Express, Elo, Hipercard and Hiper may increase the interchange fees that they charge for each transaction using one of their cards. A significant source of our revenue comes from processing transactions through Visa, Mastercard, American Express, Elo, Hipercard, Hiper and other payment schemes. The payment schemes routinely update and modify their requirements. Changes in the requirements, including changes to risk management and collateral requirements, may impact our ongoing cost of doing business and we may not, in every circumstance, be able to pass through such costs to our clients or associated participants. Furthermore, if we do not comply with the payment scheme requirements (e.g., their rules, bylaws and charter documentation), the payment schemes could seek to fine us, suspend us or terminate our registrations that allow us to process transactions on their schemes. On occasion, we have received notices of non-compliance and fines, which have typically related to transactional or messaging requisites, as well as excessive chargebacks by a merchant or data security failures on the part of a merchant. If we are unable to recover amounts relating to fines from or pass through costs to our merchants or other associated participants, we would experience a financial loss. The termination of our registration due to failure to comply with the applicable requirements of Visa, Mastercard, American Express, Elo, Hipercard, Hiper or other payment schemes, or any changes in the payment scheme rules that would impair our registration, could require us to stop providing payment services to Visa, Mastercard, American Express, Elo, Hipercard, Hiper or other payment schemes, which could have a material adverse effect on our business, financial condition and results of operations.

Our use of open source software could negatively affect our ability to sell our solutions and subject us to possible litigation.

Our solutions incorporate and are dependent to some extent on the use and development of open source software and we intend to continue our use and development of open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained or are dependent upon the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions.

Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our platform. The terms of many open source licenses to which we are subject have not been interpreted by courts. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies.

Any requirement to disclose our proprietary source code, termination of open source license rights or payments of damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

Although we believe that we have complied with our obligations under the various applicable licenses for open source software, it is possible that we may not be aware of all instances where open source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open source licenses. We do not have open source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third parties, including our competitors, in order to comply with applicable open source license terms, such disclosure could harm our intellectual property position, competitive advantage, results of operations and financial condition. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and solutions, which could disrupt and adversely affect our business.

If we lose key personnel our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the markets in which we offer our services. It is possible that the loss of the services of one or a combination of our senior executives or key managers, including our chief executive officer, could have a material adverse effect on our business, financial condition and results of operations.

The liquidity and market prices of the units and the ADSs, once listed, may be adversely affected by the cancellation of units or substantial sale of units and shares in the market.

Holders of units may present these units or some of these units for cancellation in Brazil in exchange for the common shares and preferred shares underlying these units. If unit holders present a significant number of units for cancellation in exchange for the underlying common shares and preferred shares, the liquidity and price of the units and ADSs may be materially and adversely affected.

Also, sales of a substantial number of our units, common shares or preferred shares in the future, or the anticipation of such sales, could negatively affect the market prices of our units and ADSs. If, in the future, substantial sales of units, common shares or preferred shares are made by existing or future holders, the market prices of the ADSs may decrease significantly. As a result, holders of ADSs may not be able to sell their ADSs, once listed, at or above the price they paid for them.

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of the units and the ADSs, when they are listed.

The B3 is significantly less liquid than the Nasdaq or other major exchanges in the world. As of December 31, 2020, the aggregate market capitalization of the B3 was equivalent to approximately R$3.3 trillion (U.S.$642.7 billion), and the top ten stocks in terms of trading volume accounted for approximately 40% of all shares traded on B3 in the year ended December 31, 2020. In contrast, as of December 31, 2020, the aggregate market capitalization of the Nasdaq was approximately U.S.$19.1 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder.

The uncertainties caused by the outbreak of COVID-19 had an adverse impact on the global economy and global capital markets, including in Brazil, during the course of 2020. As a result of this volatility, the B3's circuit breaker mechanism was triggered eight times during March 2020. The prices of most of the securities traded on the Nasdaq and the B3, including the price of our ADSs and our Units, was adversely affected by the COVID-19 pandemic. Impacts similar to those described above may reoccur, which may result in volatility in the prices of our securities once they are traded on the Nasdaq and on the B3.

The relative volatility and limited liquidity of the Brazilian securities markets may substantially limit your ability to sell the units or ADSs at the time and price you desire and, as a result, could negatively impact the market price of these securities.

If securities analysts do not publish research or reports about our business or if they downgrade our Units and ADSs or securities issued by other companies in our sector, the price and trading volume of our Units and ADSs, once they are listed, could decline.

A trading market for our Units and ADSs may not develop. Furthermore, any future trading market for our Units and ADSs may be affected in part by the research and reports that industry and financial analysts come to publish about us or our business after we become an independent listed company. We do not control these analysts. Furthermore, if one or more

of the analysts downgrade our Units, ADSs or our industry, change their views regarding the shares of any of our competitors or other companies in our sector, or publish inaccurate or unfavorable research about our business, the market price of our Units and/or ADSs, once they are listed, could decline.

The economic value of your investment may be diluted.

We may, from time to time, need additional funds to implement our growth strategy, acquire target companies or otherwise conduct our activities and we may issue additional Units or ADSs. Any additional funds obtained by such a capital increase may dilute your interest in our company or decrease the market price of our Units and ADSs.

Holders of our units and our ADSs may not receive any dividends or interest on shareholders' equity.

According to our By-Laws, we must generally pay our shareholders at least 25.0% of our annual net income as dividends or interest on shareholders' equity, as calculated and adjusted under Brazilian Corporate Law, or "adjusted net income," which may differ significantly from our net income as determined under IFRS. This adjusted net income may be used to increase capital or to absorb losses, or otherwise retained as allowed under Brazilian Corporate Law and may not be available to be paid as dividends or interest on shareholders' equity. Additionally, Brazilian Corporate Law allows a publicly traded company, like ours, to suspend the mandatory distribution of dividends and interest on shareholders' equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. We paid R$829.2 million, R$139.0 million and R$114.7 million (R$11.92, R$2.00 and R$1.65 per common share, respectively) as dividends (considering gross value) in 2020, 2019 and 2018, respectively, in accordance with our dividend policy, but there can be no assurance that dividends and interest on shareholders' equity will be paid in the future.

There can be no assurance that we will not be classified as a "passive foreign investment company" (a "PFIC") for our current taxable year. Even if we are not classified as a PFIC for our current taxable year, we may become a PFIC in the future. U.S. investors may suffer adverse U.S. federal income tax consequences if we are a PFIC for any taxable year.

Under the Internal Revenue Code of 1986, as amended (the "Code"), we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, certain non-active rents and royalties, and capital gains. The value of a non-U.S. corporation's goodwill that is associated with activities that produce, or are intended to produce, active income is generally an active asset for purposes of the asset test unless, for U.S. federal income tax purposes, the non-U.S. corporation is a "controlled foreign corporation" (a "CFC") that is not treated as "publicly traded" for the taxable year. If a non-U.S. corporation is a CFC that is not treated as "publicly traded" for the taxable year, the PFIC asset test is applied by using the U.S. tax basis of its assets rather than their fair market values and therefore the fair market value of its goodwill is generally disregarded. Generally,

a non-U.S. corporation is a CFC if more than 50% of its shares, by vote or value, is owned, directly, indirectly, or constructively, by "United States shareholders" (as defined in Section 951(b) of the Code). Although it is not certain, we may be a CFC in all or part of our 2021 taxable year. However, under recently promulgated Treasury regulations, the PFIC asset test can be applied using the fair market value of our assets (including goodwill) if (i) we are publicly traded on at least 20 trading days in the taxable year or (ii) we would not be a CFC if certain constructive ownership rules were not applied. Based on the facts known to us with respect to the current direct and indirect ownership of our stock, we believe that we are not currently a CFC if those constructive ownership rules are not applicable for purposes of the PFIC asset test, and, accordingly, unless the direct and indirect ownership of our stock were to change such that we would be a CFC even without regard to the application of those constructive ownership rules, we will be eligible to use the fair market value of our assets for purposes of the PFIC asset test for our 2021 taxable year. However, we have not made a definitive determination as to our CFC status without regard to the application of those constructive ownership rules, and there can be no assurance that we are not or will not become a CFC without regard to the application of those constructive ownership rules, in which case we would be required to apply the PFIC asset test using the U.S. tax basis of our assets.

PFIC status is a fact-intensive determination made on an annual basis after the end of each taxable year, and we have not yet determined our expected PFIC status for our 2021 taxable year or any future taxable year. Whether we will be a PFIC in 2021 or any future years is uncertain because, among other things, (i) it is very early in the year, (ii) the value of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary over time, (iii) if we become a CFC without regard to the application of the constructive ownership rules we could be required to apply the PFIC asset test using the U.S. tax basis of our assets rather than their fair market values, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for 2021 or for any future taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds Units or ADRs, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Units or ADRs, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We currently do not intend to provide the information that would enable investors to make a "qualified electing fund" election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

(b) related to the direct or indirect controlling shareholder, or to the control group

Our ultimate controlling shareholder has a great deal of influence over our business and its interests could conflict with ours.

Santander Brasil, our controlling shareholder, currently owns, directly and indirectly, approximately 100% of our total capital. Santander Brasil is in turn controlled by Santander

Spain, the holding company of the Santander Group, who will be our controlling shareholder after the Spin-off. Due to its share ownership, the Santander Group has the power to control us and our subsidiaries, including the power to:

- elect a majority of our directors that appoint our executive officers, set our management policies and exercise overall control over our company and subsidiaries;
- influence the appointment of our principal officers;
- declare the payment of any dividends;
- agree to sell or otherwise transfer its controlling stake in our company; and
- determine the outcome of substantially all actions requiring shareholder approval, including amendments of our bylaws, transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

We operate as a stand-alone subsidiary within the Santander Group. The Santander Group has no liability for our operations, except for the amount of its holdings of our capital stock and for other specific limited circumstances under applicable law. The interests of the Santander Group may differ from the interests of our other shareholders, and the concentration of control in the Santander Group will limit other stockholders' ability to influence corporate matters. As a result, we may take actions that our other shareholders do not view as beneficial.

(c) related to Getnet's shareholders

There are no relevant risks involving Getnet whose source are its shareholders.

(d) related to Getnet's subsidiaries or affiliates

There are no relevant risks involving Getnet whose source are its subsidiaries or affiliates.

(e) related to Getnet's suppliers

Our insurance policies may not be sufficient to cover all claims.

Our insurance policies may not adequately cover all risks to which we are exposed. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of our Units and ADSs, once they are listed.

We rely upon third-party data center service providers to host certain aspects of our platform. Any disruption to, or interference with, our use of such services, could impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation and harming our business.

We utilize data center hosting facilities from third-party service providers to make certain products and services available on our platform. Our primary data center is in Campinas, in the state of São Paulo (*Centro de Processamento de Dados Santander*), the only tier IV certified datacenter in Brazil. Our operations depend, in part, on our providers' ability to

protect their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of spikes in user volume, traffic, natural disasters, acts of terrorism, vandalism or sabotage, or a decision to close a facility without adequate notice, or other unanticipated problems at our providers' facilities could result in lengthy interruptions in the availability of our platform, which would adversely affect our business.

Our systems and our third party providers' systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties. Our systems and operations or those of our third-party providers, could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. We do not maintain insurance policies specifically for property and business interruptions.

Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:

- loss of revenues, including subscription revenues owed from equipment rentals;
- loss of clients;
- loss of merchant and cardholder data;
- loss of licenses with payment schemes;
- fines imposed by payment scheme associations and other issues relating to non-compliance with applicable payment scheme requirements;
- loss of Brazilian Central Bank authorizations to operate as a payment institution (*instituição de pagamento*) or as a payment scheme settlor (*instituidor de arranjo de pagamento*) in Brazil;
- fines or other penalties imposed by the Brazilian Central Bank, as well as other measures taken by the Brazilian Central Bank, including intervention, temporary special management systems, the imposition of insolvency proceedings, and/or the out-of-court liquidation of Getnet Adquirência e Serviços para Meios de Pagamentos S.A., or any of our subsidiaries to whom licenses may be granted in the future;
- harm to our business or reputation resulting from negative publicity;
- exposure to fraud losses or other liabilities;
- additional operating and development costs, and/or
- diversion of technical and other resources.

We are reliant on third-party developers to offer products and services through our platform.

We rely on third-party developers, to whom with restricted access to application programming interfaces, software development kits and other tools, to produce applications for use, with a particular focus on mobile applications. There can be no assurance that merchants or third-party developers will continue to develop and maintain applications and services on our open platforms on a timely basis or at all. A number of factors could cause them to curtail or stop

development for our platforms, which would restrict our ability to offer new products and services to our clients, and could materially and adversely affect our business, results of operations, financial condition, future prospects, and cash flows.

(f) related to Getnet's clients

Actual or potential epidemics, pandemics, outbreaks, or other public health crises, such as the COVID-19 pandemic, may have an adverse impact on our clients' financial condition, particularly small and medium sized enterprise, or SME, merchants, consequently impacting our business.

Our business and the businesses of our clients could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus (COVID-19).

The risk (or public perception of the risk) of a pandemic, such as the COVID-19 pandemic, may cause customers to avoid our clients storefronts, leading to temporary disruptions in our clients' businesses and in some cases closures. The COVID-19 pandemic has led to some of our clients' employees being unable to work, including because of illness or travel or government restrictions in connection with pandemics or disease outbreaks. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of many of our clients' stores or facilities, and in some cases, our clients' businesses. Furthermore, if our clients' businesses continue to be adversely affected, default rates for clients using our credit solutions will likely rise.

These factors have adversely impacted our clients' sales and severely disrupted the operations of our clients, contributing to a 16% decline in revenues, despite the 32% increase in total payments volume in 2020 compared to 2019. This decline has been driven by a decrease in the total payments volume and revenue generated by SMEs, which represent a majority of our business and which conduct commerce primarily through brick-and-mortar storefronts which have been closed for extended periods during the COVID-19 pandemic. We experienced a 14% decline in total payments volume from non-digital SMEs in 2020 compared to 2019, and a 19% decline in revenues from non-digital SMEs in 2020 compared to 2019. This was offset by increases of 194% and 60% in total payments volume and revenues from digital clients, who were able to continue trading and benefitted from a shift towards more digital consumption patterns during the COVID-19 pandemic.

The ultimate extent of the impact of any epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

Our operating results are affected by decreases in consumer discretionary spending and we are subject to economic and political risk, the business cycles and credit risk

of our clients and issuing banks and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.

The electronic payments industry depends heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A sustained deterioration in general economic conditions, including a reduction in the availability of credit, increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility and recession may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If cardholders make fewer transactions with their cards, our merchants make fewer sales of their products and services using electronic payments or people spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue.

Additionally, we may experience difficulties in operating and growing our operations as a result of economic pressures. A recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us. Our merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder. Our associated participants are also liable for any fines, or penalties, that may be assessed by any payment schemes. In the event that we are not able to collect such amounts from the associated participants, whether due to fraud, breach of contract, insolvency, bankruptcy or any other reason, we may be liable for any such charges. Furthermore, in the event of a closure of a merchant, we are unlikely to receive our fees for any services rendered to that merchant in its final months of operation, including subscription revenue owed to us from such merchant's equipment rental obligations. In turn, we also face a default risk from issuing banks that are counterparty to our receivables pursuant to our credit card payment arrangements. Accordingly, a default by an issuing bank, due to insolvency, bankruptcy, intervention, operational error or otherwise could negatively impact our cash flows as we are required to make payments to merchants independently of the issuing banks' payments owed to us.

Potential clients may be reluctant to switch to a new vendor, which may adversely affect our growth.

Many potential clients worry about disadvantages associated with switching payment processing vendors, such as a loss of accustomed functionality, increased costs and business disruption. For potential clients, switching from one vendor of core processing or related software and services (or from an internally-developed system) to a new vendor is a significant undertaking. As a result, potential clients often resist changing vendors. We seek to overcome this resistance through strategies such as making investments to enhance the functionality of our software. However, there can be no assurance that our strategies for overcoming potential clients' reluctance to change vendors will be successful, and this resistance may adversely affect our growth.

Customer complaints or negative publicity about our customer service could reduce usage of our products and, as a result, our business could suffer.

Customer complaints or negative publicity about our customer service could severely diminish consumer confidence in and use of our product. Breaches of our customers' privacy and our security measures could have the same effect. Measures we sometimes take to combat risks of fraud and breaches of privacy and security, such as freezing customer funds, can damage relations with our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities. Effective customer service requires significant expenses, which, if not managed properly, could impact our profitability significantly. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our trust of our customers.

We are susceptible to illegal or improper uses of our platform, which could expose us to additional liability and harm our business.

Our payment platforms are susceptible to potentially illegal or improper uses. These may include illegal online gambling, fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud, child pornography trafficking, terrorist financing, prohibited sales of alcoholic beverages and tobacco products and online securities fraud. The owners of intellectual property rights or government authorities may seek to bring legal action against us if our platform is used for the sale of infringing items. These claims could result in reputational harm and any resulting liabilities, loss of transaction volume or increased costs could harm our business.

In addition, our services could be subject to unauthorized credit card use, identity theft, employee fraud or other internal security breaches. We may incur significant costs to protect against the threat of information security breaches or to respond to or alleviate problems caused by any breaches. Laws may require us to notify regulators, customers or employees of security breaches and we may be required to reimburse customers or banks for any funds stolen as a result of any breaches or to provide credit monitoring or identity theft protection in the event of a privacy breach. These requirements, as well as any additional restrictions that may be imposed by credit card companies, could raise our costs significantly and reduce our attractiveness.

In addition to the direct costs of such losses, if they are related to credit card transactions and become excessive they could result in us losing the right to accept credit cards for payment. Since credit cards are the most widely used method for our customers to pay for the products we sell, our business will be harmed if we are unable to accept credit cards.

We incur chargeback and refund liability when our merchants refuse to or cannot reimburse chargebacks and refunds resolved in favor of their customers. Any increase in chargebacks and refunds not paid by our merchants may adversely affect our business, financial condition or results of operations.

We are currently, and will continue to be, exposed to risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our sellers. In the event that a billing dispute between a cardholder and a merchant is not

resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically "charged back" to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback or refunds from the merchant's account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the cardholder. Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related chargebacks. In addition, our exposure to these potential losses from chargebacks increases to the extent that we have provided working capital solutions to such merchants, as the full amount of the payment is provided up front rather than in installments. We do not collect and maintain reserves from our merchants to cover these potential losses, and for customer relations purposes we sometimes decline to seek reimbursement for certain chargebacks. Historically, chargebacks occur more frequently in online transactions than in in-person transactions, and more frequently for goods than for services. In addition, the risk of chargebacks is typically greater with those of our merchants that promise future delivery of goods and services, which we allow on our service. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment schemes could fine us, increase our transaction fees, or terminate our ability to process payment cards. Any increase in our transaction fees could damage our business, and if we were unable to accept payment cards, our business would be materially and adversely affected.

If we cannot pass increases in fees from payment schemes, including assessment, interchange, transaction and other fees, along to our merchants, our operating margins will decline.

We pay assessment, interchange and other fees set by the payment schemes for each transaction we process. From time to time, the payment schemes increase the assessment, interchange and other fees that they charge payment processors. Under our existing contracts with merchants, we are generally permitted to pass these fee increases along to our merchants through corresponding increases in our processing fees. However, if we are unable to pass through these and other fees in the future due to contractual or regulatory restrictions, competitive pressures or other considerations, it could have a material adverse effect on our business, financial condition and results of operations.

Fraud by merchants, clients using our credit or digital banking solutions or others could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others, as well as by clients using our credit or digital banking solutions. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud.

We bear the risk of consumer fraud in a transaction involving us, a consumer, and a merchant client, and we generally have no recourse to the merchant to collect the amount owed by the

consumer. Significant amounts of fraudulent cancellations or chargebacks could adversely affect our business or financial condition. High profile cases of fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our consumers and merchants, and could materially and adversely affect our business, results of operations, financial condition, future prospects, and cash flows.

Our resources, technology, and fraud prevention tools may be insufficient to accurately detect and prevent fraud. Furthermore, it is possible that incidents of fraud could increase in the future, and our failure to catch such incidents may result in sanctions and/or fines from regulators, lawsuits and the degradation of our reputation. Failure to effectively manage risk and prevent fraud would increase our chargeback and credit liabilities, default rates on our credit solutions, among others, and subject us to potential fines by regulators. Increases in chargebacks and credit liabilities, default rates on our credit solutions and potential fines under our digital banking solutions, among others, as well as any fines by regulators, could have a material adverse effect on our business, financial condition, and results of operations.

(g) related to the sectors of the economy in which Getnet operates

Substantial and increasingly intense competition, both within our industry and from other payment methods, may harm our business.

The market for payment processing services is highly competitive. Other providers of payment processing services have established a sizable market share in the small and mid-sized merchant processing and servicing sector, which are the markets in which we are mainly focused, as well as servicing large merchants. Our growth will depend on a combination of the continued growth of electronic payments and our ability to maintain or increase our market share.

Our primary competitors include merchant acquirers, such as affiliates of financial institutions and well-established payment processing companies, including Cielo S.A., a company controlled by Banco Bradesco S.A. and Banco do Brasil S.A.; and Redecard S.A., a subsidiary of Itaú Unibanco Holding SA; as well as new entrants or startups and other payment processing companies, such as PagSeguro Digital Ltd.; StoneCo Ltd; PayPal Holdings, Inc.; and SafraPay, a unit of Banco Safra S.A. We also face competition from non-traditional payment processors that have significant financial resources and develop different kinds of services, including from new competitors and the consolidation of competitors and the expansion of their services. We may also face competition from traditional and established financial institutions, such as credit lenders that have significant financial resources and Brazilian credit industry experience, including from new competitors and the consolidation of competitors and the expansion of their services.

Our competitors that are affiliated with financial institutions may not incur the sponsorship costs we incur for registration with the payment schemes. Many of our competitors also have substantially greater financial, technological, operational and marketing resources than we have. Accordingly, these competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. The effect of competition has resulted in a steady erosion in MDR and prepayment fees over the last three years, which we have offset in part with cost reductions. If competition causes

us to continue reduce the fees we charge for our services, we will need to aggressively control our costs in order to maintain our profit margins and our revenues and earnings may be adversely affected. In particular, we may need to continue reduce the fees we charge in order to maintain market share, as merchants may demand more customized and favorable pricing from us. We may also decide to terminate client relationships which may no longer be profitable to us due to such pricing pressure. Furthermore, our ability to control our costs is limited because we are subject to fixed transaction costs related to payment schemes. Competition could also result in a loss of existing clients, and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations.

In addition, in 2019, the CMN and the Brazilian Central Bank enacted new rules on (i) prepayment transactions related to receivables from credit and debit cards issued within the Brazilian payments system; (ii) credit transactions secured by such receivables; and (iii) the creation of liens and encumbrances on such receivables. With this new regulatory framework, the Brazilian Central Bank intends to provide greater efficiency and security for such transactions in order to increase competition and reduce the cost of credit.

These new rules, especially those set forth by Brazilian Central Bank Circular No. 3,952/19, bring substantial changes to transactions involving receivables from credit and debit cards. From June 7, 2021, acquirers will be required to register the receivables from credit and debit cards at a registration system authorized by the Brazilian Central Bank. There may be disruption in technology and systems as part of the transition to this new registration system, which could delay its implementation and/or affect our ability to operate normally. Once the new registration system is in place, there will be increased competition in prepayment and credit transactions related to such receivables as a result of such registration, which may adversely affect our business. Furthermore, we will be dependent to an extent on the proper functioning of the registration system, over which we have no control, and any interruptions in this registration system could result in disruptions to our operations.

A decline in the use of credit, debit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a materially adverse effect on our business, financial condition and results of operations.

If consumers do not continue to use credit, debit or prepaid cards as a payment mechanism for their transactions or if there is a change in the mix of payments between cash, alternative currencies and technologies, credit, debit and prepaid cards, or the corresponding methodologies used for each, which is adverse to us, it could have a materially adverse effect on our business, financial condition and results of operations. In 2020, the Brazilian Central Bank launched PIX, a new payment system that allows real-time payments and transfers, which may lead to a decrease in the use of other payment methods, such as credit, debit and prepaid cards, and may also increase competitive pressures within the payments industry. While we do provide PIX-based services to our customers, the margins we make on these services are lower than those we achieve on more traditional payment processing services. Therefore, any increase in the use of PIX-based payments may adversely affect our financial results. Moreover, if there is an adverse development in the payments industry in general, such as new legislation or regulation that makes it more difficult for our clients to do business, our business, financial condition and results of operations may be adversely affected.

As part of our strategy, we intend to provide credit to our clients in the future. If this strategy is implemented, we will become exposed to individual or institutional credit risk, or credit trends that can affect spending on card products and the ability of customers and partners to pay us. We may not be able to manage these risks effectively, which could have a material adverse effect on our results of operations and financial condition.

As part of our strategy, we intend to provide credit to our clients in the future. If this strategy is implemented, we will become exposed to institutional credit risk, principally from loans to our clients. Clients may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. General economic factors, such as the rate of inflation, unemployment levels and interest rates, may result in greater delinquencies that lead to greater credit losses. A client's ability and willingness to repay us can be negatively impacted not only by economic, market, political and social conditions but by a customer's other payment obligations, and increasing leverage can result in a higher risk that customers will default or become delinquent in their obligations to us.

We expect that we will rely principally on the client's creditworthiness and their ability to generate receivables for repayment of the loan, which will not be secured. We do not currently have expertise in managing credit risk because we have not been in the business of extending credit. Our ability to develop this expertise is uncertain and our ability to assess creditworthiness may be impaired if the criteria or models used to manage our credit risk prove inaccurate in predicting future losses, which could cause our losses to rise and have a negative impact on our results of operations. Further, our pricing strategies may not offset the negative impact on profitability caused by increases in delinquencies and losses; thus any material increases in delinquencies and losses beyond our current estimates could have a material adverse impact on us.

Rising delinquencies and rising rates of bankruptcy are often precursors of future write-offs and may require us to increase our reserve for loan losses. Although we intend to regularly review our credit exposure to specific clients and counterparties and to specific industries that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. In addition, our ability to manage credit risk may be adversely affected by legal or regulatory changes, such as restrictions on collections or changes in bankruptcy laws. Increased credit risk, whether resulting from underestimating the credit losses inherent in our portfolio of loans, deteriorating economic conditions, increases in the level of loan balances, changes in our mix of business or otherwise, could require us to increase our provisions for losses and could have a material adverse effect on our results of operations and financial condition.

In a dynamic industry like ours, the ability to attract, recruit, develop and retain qualified employees is critical to our success and growth. If we are not able to do so, our business and prospects may be materially and adversely affected.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire

spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

(h) related to the regulations of the sectors in which Getnet operates

We are subject to new and evolving regulations in respect of protection of personal data, and any failure to comply with these regulations could have a material adverse effect on our business and financial condition.

Currently, several rules regulate personal data processing in Brazil. In 2018, the Brazilian Law No. 13,709/2018 (*Lei Geral de Proteção de Dados*, or the "LGPD"), a comprehensive data protection law, established the general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD lays down detailed rules for the collection, use, processing and storage of personal data, regardless of whether such data is collected in a digital or physical environment. The enactment of Provisional Measure No. 959 (*Medida Provisória* n.º 959) ("MP 959"), dated April 29, 2020, resulted in the LGPD entering into force on September 18, 2020, with the exception of the LGPD Articles 52, 53 and 54, which address administrative penalties entering into force on August 1, 2021.

On November 6, 2020, the Brazilian Decree No. 10,474 of August 26, 2020, which regulates the organizational structure of the National Data Protection Authority (*Autoridade Nacional de Proteção de Dados*, or the "ANPD"), came into force, and ANPD`s first board of directors was appointed. This is the entity responsible for regulating and supervising the application of the LGPD as well as imposing sanctions in the event of noncompliance with such legal rules and obligations.

We may incur penalties for violations of the LGPD, as efforts to protect personal data processed by our systems may not guarantee that these protections are fully complied with. If we are not able to adapt our processes and implement the measures required for full compliance with the LGPD, we may in the future be subject to ANDP administrative penalties, as set forth in the law, including, but not limited to (i) legal notices and the required adoption of corrective measures; (ii) fines of up to 2% of company or group revenues limited up to R$50.0 million per infraction; (iii) publication of such infraction after the confirmation of its occurrence; and (iv) blocking and erasing personal data involved in the infraction. In the event of repeated violations, more severe penalties may be imposed on us, such as suspending the operation of the database or personal data processing to which the violation refers for a maximum period of six months. This suspension may be extended for an equal period of time until that error, which gave rise to the violation is rectified by the controller and prohibition, in whole or in part, from carrying out data processing activities. Despite the

administrative sanctions not yet being effective until August 2021, other authorities in Brazil could still apply the LGPD through administrative procedures or lawsuits. The Department of Consumer Protection and Defense or the Public Ministry responsible for consumer rights and individuals and non-governmental or private associations, for example, could file complaints or bring lawsuits based on violations of the LGPD that have caused or may cause harm to individuals. In this sense, we may be liable for property, moral, individual or collective damages caused by us, including third party providers that process personal data for us; and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to non-compliance with the LGPD established obligations. If we are unable to use sufficient measures to protect the personal data that we manage and store or to maintain compliance with the LGPD, we may incur material costs, which could have an adverse effect on our reputation and results of operations.

Further, as a consequence of the COVID-19 pandemic, most of our employees are working remotely from home. Based on thorough assessments of the well-being and performance of our workforce, our management announced the company-wide adoption of the home-office model. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks and that could materially affect our results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations that affect us include those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; data protection and privacy laws and regulations; and securities and exchange laws and regulations. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.

We are subject to anticorruption, anti-bribery and anti-money laundering laws and regulations.

We are subject to various anticorruption, anti-bribery and anti-money laundering laws and regulations that prohibit, among other things, our involvement in improper payments to certain public officials for the purpose of obtaining advantages or in transferring the proceeds of criminal activities. We have programs designed to comply with new and existing legal and regulatory requirements. However, any errors, failures, or delays in complying with anticorruption, anti-bribery and anti-money laundering laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions, as well as reputational harm.

Regulators may increase enforcement of these obligations, which may require us to further

revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Regulators regularly re-examine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.

We are subject to regulatory activity and antitrust litigation under competition laws.

We receive scrutiny from various governmental agencies under competition laws; specifically, in Brazil, from the Administrative Council for Economic Defense (*Conselho Administrativo de Defesa Econômica,* or "CADE"). Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with buyers, sellers, or other companies could give rise to regulatory action or antitrust investigations or litigation. Also, our unilateral business practices could give rise to regulatory action or antitrust investigations or litigation. Any such claims and investigations, even if they are unfounded, are usually very expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (*Código de Defesa do Consumidor*). These laws apply only to instances where there is a supplier, on the one part, the supply of a product or provision of a service under the contract and an end-user, on the other part. If the person or entity acquires supplies that will be used in its manufacturing process, it should not be considered "end-user" of the respective inputs. They include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations.

These penalties are often levied by the Brazilian Consumer Protection Agencies (*Fundação de Proteção e Defesa do Consumidor*, or PROCONs), local consumer protection bodies which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (*Secretaria Nacional do Consumidor*, or SENACON). Should the consumer protection agencies identify a violation of the Consumer Protection Code, said authorities could impose the penalties set forth in section 56 of the Code (the most common is a fine that varies from R$800 up to R$9,500,000, depending on the size of the company, the advantage obtained as result of the practice and the seriousness of the infraction). Consumers may also file civil lawsuits seeking compensation for damages. Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (*Termo de Ajustamento de Conduta*, or TAC).

Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and the abovementioned TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation to the consumer protection law provisions and compensation for the damages consumers may have suffered. In certain cases, certain of our portfolio companies may also face investigations and/or sanctions by CADE, in the event our business practices are found to affect the competitiveness of the markets in which we operate.

As of December 31, 2020, we had just 455 claims, being 345 with PROCONS and 110 in Special Civil Courts for small claims relating to consumer rights. To the extent consumers file such claims against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.

Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.

As a payment institution (*instituição de pagamento*), our business is subject to Brazilian laws and regulations relating to electronic payments, comprised of Brazilian Federal Law No. 12,865/13 as well as its related rules and regulations. In addition, on February 19, 2021, the Brazilian Central Bank granted us authorization to incorporate a direct credit corporation (*sociedade de crédito direto*), which is a financial institution subject to Brazilian Federal Law No. 4,595/64 and its related rules and regulations. If we fail to comply with the requirements of the Brazilian legal and regulatory framework, we could be prevented from carrying out our regulated activities, and we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency proceedings such as an intervention by the Brazilian Central Bank or out-of-court liquidations. Any disciplinary or punitive action by our regulators or failure to obtain required operating licenses could seriously harm our business and results of operations.

We offer, currently through partnerships with financial institutions, working capital solutions to our merchants, which constitutes a significant portion of our activities. We currently rely on financial institutions in order to do so as Law No. 12,865/13 prohibits payment institutions like us from performing activities that are restricted to financial institutions. In Brazil, only financial institutions are authorized to grant loans with interest rates above the limits set by Decree No. 22,623, of April 7, 1933, or the Brazilian Usury Law. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as "lending," which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as "interest" under Brazilian law, in which case the limits set by the Brazilian Usury Law would apply to these rates whenever the early payments are not carried out by a financial institution. If the financial institutions we collaborate with stop providing us with such services, new laws are enacted or the courts' interpretation of this activity changes, either preventing us from providing this feature or limiting the fees we

usually charge, our financial performance could be negatively affected. In addition, while we have received authorization from the Brazilian Central Bank to incorporate a direct credit corporation, our ability to do so and to operate it is contingent on our development of the necessary infrastructure and internal expertise conduct this business, as well as our continued compliance with the applicable legal and regulatory requirements.

If we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

In the future, we will be subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the SEC's current rules, starting in 2022 we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Units and ADSs may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil the United States may result in a higher tax rate on our earnings and revenues, which may significantly reduce our profits and cash flows from operations. For example, in 2015 the Brazilian government increased the rate of PIS/COFINS tax (which is a tax levied on revenues) from 0% to approximately 4.65% on financial income realized by Brazilian companies that are taxed under the non-cumulative regime (which is the tax regime that applies to us). In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be seriously harmed. Our payment processing activities are also subject to a Municipal Tax on Services (*Imposto Sobre Serviços*, or ISS). Any increases in ISS rates would also harm our profitability.

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the

recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Tax rules in Brazil, particularly at local level, can change without notice. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/16, which imposed changes regarding the tax collection applied to the rendering of our services. These changes created new obligations, since taxes will now be due in the municipality in which the acquirer of our services is located rather than in the municipality in which the service provider's facilities are located. This obligation took force in January 2018, but has been delayed by Direct Unconstitutionality Action No. 5835, or ADI, filed by taxpayers. The ADI challenges Supplementary Law No. 157/16's constitutionality before the Supreme Court, arguing that the new legislation would adversely affect companies' activities due to the increase of costs and bureaucracy related to the ISS payment to several Municipalities and the compliance with tax reporting obligations connected therewith. As a result, the Supreme Court granted an injunction to suspend Supplementary Law No. 157/16's enforcement. A final decision on this matter is currently pending. Recently, the Brazilian government enacted Supplementary Law No. 175/20, aimed at regulating the enforcement of Supplementary Law No. 157/16 provisions. There could be future discussion on whether ADI No. 5835 has ceased to be enforceable following the enactment of Supplementary Law No. 175/20, but the Brazilian Supreme Court has not yet taken a position on this matter.

Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. The application of indirect taxes, such as sales and use tax, value-added tax, or VAT, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, or Municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

Brazilian government has been studying a substantial tax reform in Brazil. It is not possible to precisely predict if and how potential changes may affect our business, but one or more states, or Municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

(i) related to the foreign countries in which Getnet operates

Not applicable, since Getnet does not operate in foreign countries.

(j) related to socioenvironmental issues

An occurrence of a natural disaster, widespread health epidemic, or other outbreaks could seriously harm our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as fires or floods, or other events, such as wars, acts of terrorism, environmental accidents, widespread health epidemic, power shortages or communication interruptions. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our net sales could be materially reduced to the extent that a natural disaster or other major event harms the economy of the countries where we operate. Our operations could also be severely disrupted if our clients or other participants were affected by natural disasters or other major events.

(k) macroeconomic risks

The COVID-19 pandemic has had, and is expected to continue to have a negative impact on global, regional and Brazilian economies, and we would be materially adversely affected by a protracted economic downturn.

The COVID-19 pandemic added a new source of uncertainty to global economic activity and it has had, and is expected to continue to have a negative impact on global, regional and national economies and to disrupt supply chains and otherwise reduce international trade and business activity. Restrictions will likely remain in place, suppressing activity, if the contagion does not subside. The materialization of these risks has affected global growth and may decrease investors' interest in assets from Brazil, which has adversely affected the market price of Santander Brasil's securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

The current COVID-19 pandemic and its potential impact on the global economy may affect our ability to meet our financial targets. A continued downturn in local, regional or global economic conditions may adversely affect our business, results of operations and financial condition.

The Brazilian government has exercised significant influence over the Brazilian economy. The Brazilian government's macroeconomic management strategies, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our securities, once they are listed.

The Brazilian government has frequently intervened in the Brazilian economy and has on occasion made significant changes in policy and regulations. In the past, the Brazilian government has adopted measures, including, among others, changes in regulations, price controls, capital controls, changes in the exchange rate regime, and limitations on imports,

which have affected Brazilian asset prices. Recently, the Brazilian government has adopted measures, including changes in tax policies, and constraints that have affected Brazilian asset prices and the trading price of our securities once they become listed.

We and the trading price of our securities may be adversely affected by changes in policy, laws or regulations at the federal, state and municipal levels involving or affecting factors such as:

- interest rates;
- currency volatility;
- inflation;
- reserve requirements;
- capital requirements;
- liquidity of capital and lending markets;
- non-performing loans;
- tax policies;
- the regulatory framework governing our industry;
- exchange rate controls and restrictions on remittances abroad; and
- other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation creates instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets, which may have an adverse effect on us and our securities, once they are listed. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our securities, once listed. The overall trend of the Brazilian political and economic arenas may also affect the business of the Brazilian financial industry.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments and economic regulatory policy changes on our business, nor are we able to predict how current or future measures implemented by regulatory policy-makers may impact our business. In addition, due to the current political instability, there exists substantial uncertainty regarding future economic policies and we cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. Any changes in regulatory capital requirements for lending, reserve requirements, or product and service regulations, among others, or continued political uncertainty may materially adversely affect our business.

Political instability in Brazil may adversely affect Brazil's economy and investment levels, and have a material adverse effect on us.

Brazil's political environment has historically influenced, and continues to influence, the performance of the country's economy by impacting the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

There are uncertainties regarding the ability of the current government to implement policies and reforms, as well as external perception regarding the Brazilian economy and political

environment, all of which could have a negative impact on our business and the price of our securities. In addition, the revocation of the income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies, could impact our capacity to receive future cash dividends or distributions net of taxes from our subsidiaries. Any such new policies or changes to current policies may have a material adverse effect on us.

Furthermore, Brazil's federal budget has been in deficit since 2014. Similarly, the governments of Brazil's constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures.

Uncertainty about the Brazilian government's implementation of changes in policies or regulations that affect such implementation may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities.

Ongoing investigations relating to corruption and diversion of public funds that are being conducted by the Brazilian federal police as well as other Brazilian and non-Brazilian regulators and law enforcement officials may adversely affect the growth of the Brazilian economy and could have a material adverse effect on us.

Certain Brazilian companies active in the oil and gas, energy, construction, and infrastructure sectors are facing investigations by the CVM, the U.S. Securities and Exchange Commission, or the "SEC," the U.S. Department of Justice, the Brazilian Federal Police and the Brazilian Federal Prosecutor's Office, the Comptroller General of Brazil, and other relevant governmental authorities, in connection with corruption allegations (the *Lava Jato* investigations). The Brazilian Federal Police are also investigating allegations of improper payments made by Brazilian companies to officials of the Board of Tax Appeals (*Conselho Administrativo de Recursos Fiscais*), or "CARF", a tax appeals tribunal (the so-called *Operação Zelotes*). It is alleged that the purpose of such improper payments was to induce those officials to reduce or waive certain tax-related penalties imposed by the Brazilian Federal Revenue Authority, which were under appeal in the CARF. Such investigations involve several companies and individuals, including representatives of various companies, politicians and third parties. Certain of these individuals are being investigated by the Brazilian Federal Police and others were formally charged and are facing criminal proceedings and/or have already been convicted by the Brazilian Federal Courts.

Depending on the duration and outcome of such investigations, the companies involved may face a reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. Given the significance of the companies cited in these investigations in the Brazilian economy, the investigations and their fallout have had an adverse effect on Brazil's economic growth prospects in the near short to medium term. Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the near to medium term (according to data from the IBGE, the Brazilian economy's gross domestic product, or "GDP," contracted by 3.3% in 2016 but increased by 1.3% in 2017 and 2018, 1.1% in 2019 and an estimated contraction of 4.4% in 2020).

As a result of the allegations under the *Lava Jato* investigations and the economic downturn,

Brazil was downgraded to non-investment grade status by S&P in September 2015, by Fitch in December 2015, by Moody's Investor Service, or "Moody's," in February 2016, and downgraded again by Fitch in May 2016. In addition, Brazil was further downgraded by S&P to BB- with a stable outlook in January 2018 as a result of the failure of the prior Brazilian government to approve certain reforms. Brazil's sovereign rating is currently rated by the three major risk- rating agencies as follows: BB- by S&P and Fitch and Ba2 by Moody's. Further downgrading of Brazil's credit rating could reduce the trading price of our units and ADSs, once they are listed. Various major Brazilian companies were also downgraded. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments. In addition, the *Lava Jato* investigations have also reached members of the executive and legislative branches of the Brazilian government, which has caused considerable political instability, and, as a result, persistently poor economic conditions in Brazil could have a material adverse effect on us. It is difficult to predict the effects of such political instability, which may include further deteriorations in Brazil's economic conditions.

Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.

The Brazilian government's measures to fight inflation, principally through the Brazilian Central Bank, have had significant effects on the Brazilian economy and our business, and can continue to do so. Tight monetary policies with high compulsory reserve requirements may restrict Brazil's growth and the availability of credit, reduce our loan volumes, and increase our loan loss provisions. Conversely, less strict government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our spreads.

Since mid-2016, the Brazilian base interest rate, or SELIC, has been on a downward trend. The SELIC rate reached a high as 14.25% as of October, 2016 before decreasing to 13.75% p.a. by the end of 2016. The SELIC rate fell further to 7.00% p.a. by the end of 2017, and to 6.50% p.a. in March 2018. The SELIC rate remained at this level until June 2019 when it resumed its downward trend, ending 2019 at 4.50% p.a. As a result of the negative economic impact of the COVID-19 pandemic, the SELIC rate continued fall during 2020, and reached a historical low at 2.00% p.a. in August 2020, which is the current level as of the date hereof.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, such as the consumer price index (*Índice de Preços ao Consumidor – Amplo*), or "IPCA," and the general index of market prices (*Índice Geral de Preços-Mercado*), or "IGPM." For example, considering the amounts in 2020, each additional percentage point change in inflation would impact our personnel and other administrative expenses by approximately R$2.5 million and R$3.8 million, respectively.

Inflation has increased slightly during 2020, reaching 4.52% for the 12-month period ended December 31, 2020 (compared to 4.31% in 2019), mainly as a result of temporary supply shocks affecting the prices of foodstuffs.

Inflation, government measures to curb inflation, and speculation related to possible measures regarding inflation may significantly contribute to uncertainty regarding the

Brazilian economy and weaken investors' confidence in Brazil. Future Brazilian governmental actions, intervention in the foreign exchange market, and actions to adjust or fix the value of the real, may trigger increases in inflation and adversely affect the performance of the Brazilian economy as a whole. Furthermore, Brazil's high rate of inflation, compounded by high and increasing interest rates, declining consumer spending and increasing unemployment, may have a material adverse impact on the Brazilian economy as a whole, as well as on us.

Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.

Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate among the real, the U.S. dollar and other currencies. As a result of fluctuations in commodity prices, international developments and periods of progress and setbacks on the domestic front—such as during the presidential impeachment process in 2016, or the approval of the national pension system reform in 2019—the real has weakened over the last few years. After having ended 2013 with an exchange rate of R$2.34 per U.S.$1.00, the *real*/U.S. dollar exchange rate was R$2.65 per U.S.$1.00 on December 31, 2014, depreciating further to R$3.91 per U.S.$1.00 on December 31, 2015. Despite the instability caused by a change in the country's presidency, the real appreciated 17.0% year-over-year against the U.S. dollar as of December 31, 2016 to R$3.26 per U.S.$1.00. In 2017, the real remained relatively stable against the U.S. dollar, with an exchange rate of R$3.31 per U.S.$1.00 as of December 31, 2017, but continued to depreciate in the following years, reaching R$3.88 per U.S.$1.00 as of December 31, 2018, and R$4.03 per U.S.$1.00 as of December 31, 2019. In May 2020, in response to the turbulence and doubts raised by the COVID-19 pandemic, the *real* depreciated significantly against the U.S. dollar, but finished the year at R$5.20 per U.S.$1.00. There can be no assurance that the *real* will not substantially depreciate or appreciate further against the U.S. dollar.

Past episodes of depreciation of the *real* relative to the U.S. dollar created additional inflationary pressures in Brazil, which led to increases in interest rates and limited Brazilian companies' access to foreign financial markets and prompted the adoption of recessionary policies by the Brazilian government. Depreciation of the *real* may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Additionally, depreciation of the *real* could make our foreign-currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios, and have similar consequences for our borrowers. Conversely, appreciation of the *real* relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian balance of payments, as well as hinder export-driven growth. Depending on the circumstances, either a depreciation or appreciation of the

real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Infrastructure, workforce deficiency and other factors in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian gross domestic product, or "GDP" growth has fluctuated over the past few years, with a contraction of 3.3% in 2016 followed by three years of growth in 2017 (1.3%), 2018 (1.8%) and 2019 (1.1%). Growth has been limited by the lack of private and public investments, resulting in potential energy shortages and deficient transportation, declining logistics and telecommunication sectors, and a lack of a qualified labor force. In addition, the growth and performance of the Brazilian economy may be impacted by other factors such as nationwide strikes, natural disasters or other disruptive events. Additionally, despite the business continuity and crisis management policies currently in place, travel restrictions or potential impacts on personnel due to the COVID-19 pandemic may disrupt our business and the expansion of our client base. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers' securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries (including Spain, where Santander Spain, our ultimate controlling shareholder, is based), and in other Latin American and emerging market countries. Although economic conditions in Europe and in the United States may differ significantly from economic conditions in Brazil, investors' reactions to developments in these countries may have an adverse effect on the market value of securities of Brazilian issuers. In particular, investor perceptions of the risks associated with our securities may be affected by perception of risk conditions in Spain. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our securities, once listed, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In 2020, 2019 and 2018, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets and the increasing risk aversion to emerging market countries. In 2020, the fallout of the COVID-19 pandemic has also affected the performance of Brazilian markets. These uncertainties adversely affected us and the market value of our securities.

In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability which could reduce overall consumer spending and the volume of payments processed by us, thereby adversely affecting our business, financial condition and results of operations.

A global economic downturn could have a material adverse effect on us.

The global macroeconomic environment is facing challenges, including the economic slowdown in China and the Eurozone, the end of funding by the U.S. Federal Reserve, the uncertain impact of the UK's withdrawal from the European Union and, more recently, the economic setbacks derived from the COVID-19 pandemic. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States. There have been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Any slowdown or instability in the global economy could impact income, purchasing power and consumption levels in Brazil, among other things, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us while also creating a more volatile economy, limiting potential access to capital and liquidity. In addition, any global economic slowdown or uncertainty may result in volatile conditions in the global financial markets, which could have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. Any such adverse effect on capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

The exit of the United Kingdom (the "UK") from the European Union (the "EU") and the definition of its future relationship with the EU could adversely impact global economic or market conditions, as well as our operations, financial condition and prospects.

On January 31, 2020 the UK ceased to be a member of the EU on withdrawal terms which establish a transition period until December 31, 2020, during which the UK would be treated as if it were still a member of the EU. On December 24, 2020, the EU and the UK reached an agreement that confirmed the departure of the UK from the bloc and that established certain conditions for their commercial relationship from January 1, 2021 onwards. Nonetheless, given the complexity of negotiations, some topics are yet to be discussed, such as terms for the provision of financial services. Hence, some uncertainty remains around the terms of the UK's relationship with the EU and the lack of a fully comprehensive trade agreement may negatively impact the economic growth of both regions. By the same token, an adverse effect on the UK and the EU may hit the wider global economy or market conditions and investor confidence. This could, in turn, have a material adverse effect on our operations, financial condition and prospects and/or the market value of our securities.

(I) related to the Spin-off

We may not realize the anticipated benefits from the Spin-off, and the Spin-off could harm our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the spin-off from the Company from Santander Brasil (the "Spin-off"), or such benefits may be delayed or not occur at all. The Spin-off is expected to enhance strategic and management focus, provide a distinct investment identity and allow us to efficiently allocate resources and deploy capital. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

- the Spin-off will require significant amounts of management's time and effort, which may divert management's attention from operating and growing our business; and
- the other actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the Spin-off, or if such benefits are delayed, our business could be harmed.

We have no history of operating as an independent company, and our historical financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

Our historical financial information included in this information statement has been derived from Santander Brasil's consolidated financial statements and accounting records. While we are in the process of putting in place certain arrangements with Santander Brasil to continue to cooperate closely with Santander Brasil, our historical financial information is not necessarily indicative of our future results of operations, financial condition or cash flows, nor do they reflect what our results of operations, financial condition or cash flows would have been as an independent public company during the periods presented. In particular, the historical financial information included in this information statement is not necessarily indicative of our future results of operations, financial condition or cash flows primarily because of the following factors:

- the historical financial information may not fully reflect the costs associated with the Spin-off, including the costs related to being a public company;
- our historical financial information does not reflect our obligations under the various transitional and other agreements we will enter into with Santander Brasil in connection with the Spin-off, although costs under such agreements are expected to be broadly similar to what was charged to the business in the past.

The combined post-Distribution value of Santander Brasil and Getnet shares may not equal or exceed the pre-Distribution value of Santander Brasil shares.

After the Spin-off, we expect that Santander Brasil units and American depositary shares will continue to be traded on the New York Stock Exchange. We expect our Units and ADSs will be approved for listing on the B3 and the Nasdaq. We cannot assure you that the combined trading prices of Santander Brasil's units and American depositary shares and our Units and

ADSs after the Spin-off, as adjusted for any changes in the combined capitalization of both companies, will be equal to or greater than the trading price of Santander Brasil units and American depositary shares prior to the Spin-off. Until the market has fully evaluated the business of Santander Brasil without our business and potentially thereafter, the price at which Santander Brasil units and American depositary shares trade may fluctuate significantly. Similarly, until the market has fully evaluated our business and potentially thereafter, the price at which our Units and ADSs trade may fluctuate significantly.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Spin-off.

Prior to the Spin-off, our financial results have been included within the consolidated results of Santander Brasil, and we were not be directly subject to reporting and other regulatory requirements. These and other obligations will place significant demands on our management, administrative, and operational resources, including accounting and information technology resources. To comply with these requirements, we anticipate that we will need to increase information technology infrastructure, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance, tax, treasury and information technology staff. If we are unable to do this in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and our business could be harmed.

4.2 – Description of main market risks

Besides the risk factors indicated on item "4.1 – Risk Factors", Getnet is exposed to market risks and the unpredictability of financial markets that may represent adverse effects on our financial performance and the operating results.

The most relevant market risks for the Bank are:

i- interest rate risk; e
ii- foreign exchange risk.

The abovementioned risks are the ones we understand may adversely affect us. Additional risks Getnet does not consider potential risks nor has the knowledge about may also affect us.

Interest Rate Risk

The interest rate risk is associated to significant interest rate fluctuations that may expose Getnet to higher funding costs, lower return on financial applications and ARV operations (revenue from purchase of receivables) or Company's assets depreciation or loss of value.

Due to Getnet's assets and liabilities structure, it may suffer greater exposure on national and international interest rates used as references for its debt obligations and commitments. Moreover, Getnet's results are susceptible to significant variances relating to financial investment transactions entered into with fluctuant interest rates.

Profits on financial applications and the interest rates relating to the loans of Getnet and its subsidiaries are mostly affected by fluctuations on the DI rate.

Foreign Exchange Risk

Foreign exchange risk arises from the volatility of the currency exchange rates traded by Getnet or by its subsidiaries.

Getnet operates in foreign currency, mainly by means of foreign credit card holders entering into payment transactions with merchants based in Brazil (the transaction occurs between the card holder and the merchant in local currency, however the settlement by the card issuer occurs in foreign currency), as well as by means of loans and financings.

b. Description of the main changes in the risk factors occurred in the previous fiscal year and expectations regarding the reduction or increase in exposure to risks as a result of the transaction, under item 5.5 of the reference form

5.5 – Relevant Changes

In the last fiscal year, there were no significant changes on the risks Getnet is exposed to, nor substantial changes to its Risk Management Policy.

However, the uncertainty relating to the COVID-19 pandemic reinforces the need of constantly monitoring its direct impacts, as well as potential indirect impacts due to changes in micro and macroeconomic scenarios and regulatory changes to mitigate such impacts, that may generate relevant changes on the risks identified by Getnet's management. Further information over such potential impacts is included in "Item 4.1. – Risk Factors" hereto.

c. Description of its activities, under items 7.1, 7.2, 7.3 and 7.4 of the reference form

7.1 – Description of the main activities of the issuer and its subsidiaries

Our Company

Overview

In 2020, we were the third largest acquirer in Brazil in terms of number of POS and client base, amounting to 1.9 million and 891 thousand, respectively. Our total payments volume, or TPV, has grown 31.9%, from R$208 billion 2019 to R$274 billion in 2020, and we achieved a market share of 14.9% of TPV within the acquiring sector in fourth quarter of 2020. We believe that the key to this success has been our ability to offer our customers services by means of an efficient multiservice platform and maximize customer satisfaction by being a "one-stop shop" in which customers can purchase various financial, payment and business process management services in a single place. Our business model will continue to benefit from our relationship with Santander Brasil, which has been one of our main competitive advantages in the merchant acquiring business and a key differentiator from our competitors. Furthermore, we have maintained a competitive advantage by providing a full range of solutions, for both physical and digital channels, to all customers, while our competitors generally focus on niche customer groups (i.e., either large corporate clients, SMEs or micro-

entrepreneurs). We believe that this will enable us to continue growing and gaining market share.

History

We were founded in 2003 as a technology company focused on payment solutions and top-ups for prepaid cell phone accounts by means of point-of-sale, or POS devices. We were acquired by Santander Brasil in 2014.

Following our acquisition by Santander Brasil, we shifted our focus to the merchant acquiring business. An important part of this change was offering an integrated account with Santander Brasil and cross-selling products and services to Santander Brasil's customer base, focusing particularly on SMEs and retail customers. Under our integrated account offering, customers pay a single monthly fee for a package that includes a current account with Santander Brasil and the rental of our POS devices.

Throughout 2015 and 2016, we worked together with Santander Brasil to increase synergy between the banking services offered and the acquiring business. An example of this is the fact that we use Santander Brasil as a sales force to market our products and services throughout Brazil, unlike our competitors who are required to rely on their own, smaller internal sales forces. During the same period, we also focused on efficiency, innovation and quality, which we believe are our core competitive advantages. In 2017 and 2018, we sought to diversify our product offering with the creation of "SuperGet," a wireless mobile POS, or m-POS, device, established our own data center in Campinas in the state of São Paulo and developed a new digital platform through which we offer a wide range of services such as fraud protection services, saving card details on websites for future use (which we refer to as a card vault), split payment solutions and an online store through which we are able to set up websites for micro-entrepreneurs and SMEs. This new digital platform became our core priority in 2019 and 2020, as it enabled us to enter the fast-growing e-commerce industry. As part of this digital transformation, we began offering new products and services such as Getpay, a payment link that can be included in WhatsApp and social media posts, quick response codes, or QR codes, and a digital POS, among others. These services go beyond those we were able to provide customers in a purely physical format. As a result, we have become a multiservice platform offering a wide range of services to our customers, irrespective of whether such customers are also customers of Santander Brasil.

Our Products and Services

We are a one-stop-shop offering our merchant clients (including micro-entrepreneurs, large corporate clients and SMEs) a full range of in-store and digital solutions for their business, from payment solutions to business process management, as well as banking and other financial services through our relationship with Santander Brasil. We provide our wide range of services through (i) a banking channel to Santander Brasil's customer base, which will continue to be one of our core distribution channels after the Spin-off pursuant to arrangements which we are negotiating with Santander Brasil, and (ii) external channels to customers in the open market, who account for approximately 50% of our current active customer base.

The following image summarizes the products and services we offer:


Getnet One-Stop-Shop | Multiservice Platform
STRATEGIC CORNERSTONES
1
Specialized Business Model
2
Innovation and Quality as a competitive differential
3
4
5
CHANNELS:
Santander
+
E-commerce
+
Salesforce
+
Partnerships
+
ORIGINAL
PINE
Banks
Traditional Acquiring
Large Clients
Digital POS
E-Commerce
Recurring Engine
Digital Split
Physical Split
GetPay Link
auttar
TEF – Reconciliation
SMEs
Payment Devices
GetPay Link
CREDIT
Credit and Loans
SCD (Direct Credit Society)
Digital Store
Fraud Management
Long-Tail
Microentrepreneurs
"Single Rate"
Taxa Única
SuperGet
Pre-Paid → SuperGet Account
GetPay Link

Over the past five years, we have developed our products and service to go beyond our acquiring capabilities and become a provider of a wider range of solutions to merchants. Our offering of products and services is designed to support merchants by enabling them to rely on Getnet as a one-stop-shop solution for payments in the physical (brick-and-mortar) and digital environments, as well as financial services. Our offering of payments solutions in the physical and digital environments also includes related, value-added business process management products and services.

Physical

We offer one of the most complete range of solutions for processing transactions at points-of-sales. We give merchants access to the most up-to-date solutions, be it with respect to compliance with industry requirements to reliance on the most recent technological developments (e.g., most of our terminals support near field communications, or NFC, the use of QR codes and Brazil's new PIX instant payments system). Our physical solutions include:

- *Low-cost terminals for individual entrepreneurs*: We sell low cost terminals for micro-entrepreneurs that make accepting payments by cards a cost-efficient alternative for our customers. To make this solution competitive, we sell these devices at cost.
- *Mid-range terminals*: We also offer stand-alone terminals that can be used by SMEs with a higher transactions volume or even by medium to large merchants who often use multiple terminals. These terminals can be either sold or rented to merchants.
- *Digital POS*: We provide terminals that use Android-based operating systems, allowing merchants to use other applications alongside our payment application. These applications include our split payment application, which allows merchants to split the settlement of one single card transaction into multiple payments to related third parties (e.g., sellers and service providers). We rent these terminals to merchants. In addition to the payment processing commission charged to the merchant, or "MDR," for each transaction, we also generate additional revenue by charging merchants for the other services they use through applications.
- *Integrated solutions*: We provide different types of solutions for larger merchants who

need their payment solutions to be integrated with their cash management and other business process systems, including:

- *Auttar*: We offer Auttar's solutions, which include libraries, plug-ins and software development kits, or SDKs, that can be integrated into merchants' cash register systems to process card transactions in compliance with industry rules. This allows merchants to accept payments at their points of sale easily while retaining control of the transaction as a result of the integration with the merchant's management systems. Auttar's services are charged separately from our acquiring services.
- *Pin-pad terminals*: these terminals can either be used in combination with Auttar's solutions or with any other solution used by merchants to connect with us. We rent these terminals to merchants and also provide technical support.

Digital

We have developed our own digital platform including all the functionalities offered by the main global payment service providers. We believe that this allows merchants to rely on Getnet as their single provider when it comes to digital payments. The range of functionalities we offer enables merchants to accept digital payments while managing all the significant aspects of these transactions, including fraud management and payment reconciliation, for example. The main components of this digital platform are the following:

- *Integration methods*: We offer advanced integration methods allowing merchants of all sizes and from all types of businesses to easily integrate payment acceptance methods into their sales process management systems, including application programming interfaces, or APIs, SDKs and iFrame checkouts. We make all the relevant information regarding these integration methods available on our developers portal. In addition, we have a specialized implementation team focused on supporting merchants that are going through the implementation and certification process to make sure that they benefit as much as possible from our solutions.
- *Fraud-management tool*: We offer merchants a complete fraud prevention service, which includes a range of different tools managed by our team of experts. We are continuously seeking to improve the performance of the fraud-management tool based on models developed and updated using machine learning capabilities.
- *Card vault*: We offer solutions enabling merchants to safely store customer card credentials in a digital "card vault," thereby improving customer experience. This type of solution is fundamental for online sales but can be difficult and costly for merchants to put in place given the need to protect customers' sensitive information. By using our services, merchants of all sizes can improve customer experience without having to face by themselves the operational and technical challenges of storing sensitive data in compliance with all industry requirements and applicable laws.
- *Recurring engine*: The adoption of subscription business models (e.g., online services, buyers' clubs and insurance) has been an important trend for online businesses. We have developed a recurring engine (i.e. an application which manages a recurring process, such as a subscription) that allows merchants to transfer to us the burden of managing subscription plans for each one of their customers, allowing them to focus on their businesses.
- *Split-payments*: Many different businesses, such as marketplaces, restaurants, medical clinics and beauty parlors among others, face the challenge of passing on

funds received in transactions to business partners, suppliers, service providers or other types of third parties in a fully compliant and automated manner. We have developed a split payment solution which allows merchants to determine at the time they charge the final customer how the amount charged is to be divided among each one of the third parties involved in providing the product or service.

- *Online Store*: Our online store is a solution that allows merchants that are starting their online operations to easily set up an online store capable of accepting payments through our systems. While most market solutions will require the merchant to first select an online store platform and only afterward set up a digital payment acceptance system through a different provider, we offer merchants an integrated solution.
- *GetPay*: GetPay allows merchants to send a link to customers through various channels, such as e-mail, WhatsApp or Instagram. The link redirects customers to a secure checkout where they can finish the transaction by providing their payment details which are then processed through Getnet's payments system.
- *Getdata*: We also provide a market intelligence solution used for business management and decision-making purposes. This solution enables businesses to access market information relating to comparable companies in specified geographies, leveraging Getnet's extensive merchant sales data as well as data and from third parties such as Mastercard.
- *Support to Alternative Payment Methods*: Through our digital platform, merchants can process not only card transactions but also some of the main alternative payment methods in Brazil such as *boletos* (payment slips), transactions using Brazil's new PIX instant payments system and electronic wallets, or e-wallets.

Financial Services

We also provide a range of financial services through our platform, including:

- *Pre-payment and advanced settlement*: In Brazil, credit card transactions are typically settled 30 days from the date on which the transaction occurred. It is also common for transactions to be settled in installments and, in certain industries, over 60% of transactions are settled in installments. As a result, merchants often have to wait for several weeks, and in certain cases up to year, for a transaction to be settled in full. Given these characteristics of the Brazilian market, providing merchants with the means of receiving the payments due on their card receivables early is fundamental. We offer these solutions to merchants in the following formats:
- *Spot Operations*: Merchants can request, on a case-by-case basis, to have all or part of their receivables paid upfront at a negotiated discount rate.
- *Automatic Operations*: We give merchants the option of putting in place automatic early payment. For example, merchants can opt to have all their credit card transactions from the previous day automatically settled in advance at a pre-determined and contractually agreed discount rate. This discount rate is reviewed from time to time based on prevailing market interest rates.
- *Reduced settlement delay (RecebaJá)*: We also offer merchants the option of settling all of their transactions in a timeframe of their choosing.
- *Pre-paid Card and Account*: We offer merchants the option of receiving funds in a Superget account linked to a pre-paid card. This allows merchants to rely solely on Getnet for all their financial needs, including both inward and outward payments. Through the Superget app, merchants can easily manage their account and conduct a

variety of transactions such as paying bills, making wire payments and managing their expenses on the pre-paid card. This is a solution designed for small merchants which we believe has in important role in helping the unbanked population access financial services.

- *Merchant Financing*: We are in the process of building our own ability to extend credit in order to be able to provide financing to SMEs and individuals. We believe our position in the market allows us to understand the financial condition of potential borrowers and accurately assess their creditworthiness, thereby mitigating the risks involved in these transactions.

Our Distribution Channels

We distribute our products and services through the following channels:

- ***Banking Channel:*** Our products and services are distributed through Santander Brasil's infrastructure to Santander Brasil's customer base. Once the Spin-off is complete, we will enter into agreements with Santander Brasil pursuant to which we will continue to have access to Santander Brasil's distribution channels in exchange for a fee charged by Santander Brasil. The banking channel accounted for 93% of our total revenues for the year ended December 31, 2020.
- ***External Channels:*** Our external channels accounted for 7% of our total revenues for the year ended December 31, 2020. These include:
    - *E-commerce:* This external channel accounted for 77% of our external channel revenues for the year ended December 31, 2020 and includes a broad range of solutions we offer in a digital format, such as the services we offer to SMEs and micro-entrepreneurs as described under "Our Products and Services—Digital".
    - *Sales force:* We have a sales force comprised of our own employees, which accounted for 15% of our total revenues for the year ended December 31, 2020.
    - *Partnerships:* We enter into partnerships with companies (such as Hinode) and banks (such as Original and Olé), through which we are able to offer our multiservice platform to our partners' business associates and customers. This channel accounted for 8% of our total revenues for the year ended December 31, 2020.

Our Clients

We tailor our products and services to the needs of our clients, which include:

- ***Large Corporate Clients:*** These are companies with annual revenues in excess of R$200 million, who are usually looking for both physical and digital payment solutions, as well as business process management software. These clients accounted for 17% of our revenues in 2020.
- ***SMEs:*** These are small and medium enterprises with annual revenues between R$0.3 million and R$200 million, who usually seek both physical and digital solutions. In addition, SMEs often wish to have access to credit lines. These clients accounted for 70% of our revenues in 2020.
- ***Micro-entrepreneurs:*** These are businesses whose annual revenues are less than R$0.3 million. Micro-entrepreneurs are our smallest, "long-tail" customers. They typically conduct smaller transactions within the merchant acquiring industry. These clients accounted for 13% of our revenues in 2020.

We believe that our integrated distribution strategy with Santander Brasil, including cross-selling of our products and services by Santander Brasil, has enabled us to expand our client base by attracting new customers throughout recent years, leading to significant growth in terms of total payment volume, as illustrated in the following chart:


Total Payment Volume (R$bn)
TCAC: 25.8%
83
108
142
187
208
2015
2016
2017
2018
2019


Active Client Base¹ (k)
356
419
500
506
771
TCAC: 21.3%
2015
2016
2017
2018
2019

(1) An active client is a client that makes at least one transaction within any given 90-day period.

Our Business Model

We generate revenue based on fees charged for each of the services we provide. These fees mainly include (i) payment processing fees related to transaction activities and other services, typically charged as a percentage of the transaction amount or as a fixed amount per transaction; (ii) financial income related to prepayment financing fees; and (iii) subscription and equipment rental fees. As part of our goal to diversify our sources of revenues, we also provide non-payment services. These services mainly include our value-added services mentioned under "—Our Products and Services." Our "take rate" (which is the aggregate of the MDR plus any related POS rental income and prepayment financing fees as a percentage of the merchant's total sales processed by us) during the three months ended December 31, 2020 was 0.93%. The merchant acquiring market has recently experienced a significant reduction in margins due to a significant increase in competition. We expect that this pressure on margins will diminish in the retail sector in the short-term, but that the already tight margins in the wholesale sector will not tighten further.

We have focused on putting a business model in place that offers a complete range of solutions for our corporate, SME and long-tail merchant customers. We have structured our business model around two key competitive differentiators: (i) providing services which combine efficiency, innovation and quality, excellence and speed of service, and (ii) an increasingly digital model. We endeavor to provide all customers with the most accessible and useful solutions, regardless of our customers' size and individual objectives, while seeking to achieve what we believe to be a favorable client base composed of approximately 60% retail customers and 40% wholesale customers.

Our business model is disruptive and has enabled us to grow significantly. Our market share based TPV, as reported by ABECS, increased from 7.1% of the acquiring market in 2014 to 15.0% in 2020. In 2020, we added almost 800,000 new clients (an average of 70,000 per month) to achieve a total active client base of 891,000 as of December 2020. Our increases in market share and strong operational performance have supported our financial results. In the fiscal year ended December 31, 2020, we recorded a TPV of R$274 billion, EBITDA of R$1,150 million, net income of R$290 million and EBITDA and net income margins of 53.4% and 13.4%, respectively. Our business model will continue to benefit from our relationship

with Santander Brasil, which has been one of our main competitive advantages in the merchant acquiring business and a key differentiator from our competitors. We believe that, together with Santander Brasil, we have been able to integrate the banking and merchant acquiring businesses to an extent not matched by any of our competitors.

Our relationship with Santander Brasil is mutually beneficial and will not change significantly after the Separation. While we continue to capitalize on the synergies between both businesses, we will continue to operate on an independent basis from Santander Brasil going forward. On the one hand, we benefit from the ability to offer Santander Brasil's banking solutions to our clients, which has enabled us to optimize our gains of scale and access to more efficient services. On the other hand, customers acquired for us and Santander Brasil have been approximately five times more profitable for Santander Brasil than Santander Brasil's average customers alone over the last five years, due to customer retention resulting from our multi-platform approach. Following the Spin-off, we will pay Santander Brasil a commission for clients they generate for us and Santander Brasil will start paying us a commission for clients we originate for them.

Our Strengths

A True One-Stop-Shop in the Brazilian Payments Sector

Since our acquisition by Santander Brasil in 2014, we have expanded our portfolio of products and services along with our digital platform in order to become a one-stop-shop and multiservice platform. We offer a wide range of solutions to our brick-and-mortar and digital customers in all segments. Conversely, certain our competitors have niche positioning among clients, which we believe limits their capabilities in terms of capturing market growth. Our offering is designed to provide a full suite of payments and business process services to a broad range of client types, from large corporate clients and SMEs (traditional acquiring) to micro-entrepreneurs, for which we endeavor to find tailored solutions.

Healthy Client Mix and Strong Revenue Diversification

Our business model has been structured around innovation and quality as key competitive differentiators, while seeking to achieve a solid client mix (60% retail and 40% wholesale) and a strong revenue diversification. Our total revenues for the year ended December 31, 2020 consisted of: (i) payment processing fees, which accounted for approximately 47% of our revenue; (ii) prepayment of receivables, which accounted for 26%; (iii) rental fees, which accounted for 23%; and (iv) value-added services, which accounted for 4%.

Digital Culture of Getnet

Our culture is driven by digitalization. Digital innovation has become a priority for us due to the significant growth of e-commerce in Brazil in recent years, which we expect will continue in the coming years. As an example, in the year ended December 31, 2019, our total TPV from e-commerce accounted for approximately 10% of our total TPV compared to 20% in the year ended December 31, 2020.

Before 2017, we relied on third-party providers to serve merchants in the e-commerce market, but given changes in customer behavior and the growth of e-commerce, performing

digital operations has become a fundamental tool to maximize growth and gain scale. We therefor began developing a new digital platform both organically and through acquisitions. In 2018, we expanded our portfolio with new products, such as fraud management services. In 2019, our priority was to invest in our e-commerce products for long-tail clients, offering solutions such as a digital marketplace, a digital store and a digital POS. Finally, in 2020, we acquired Minestore, which we believe will enable us to develop a subscription-based revenue model, rather than charging our customers on a per-service basis. We also began integrating PIX (a Brazilian governmental instant payments system) and GetPay Link, among others, to complete our digital portfolio. Going forward, our focus will be on expanding our portfolio of digital products and services and capitalizing on the investments we have made in this area.

The increasing prevalence of e-commerce in Brazil has allowed us to broaden our digital solutions portfolio and develop as a multiservice platform, while also making the customer experience simpler and more efficient. The range of services which we provide on a digital basis is wider than the range of services we provide to customers who solely own a physical POS device. We believe that this gap will continue to expand as the e-commerce segment keeps growing, and that the our strategy of digitalization will put in a favorable position to make the most of this industry trend.

Well Positioned to Benefit from a Large and Attractive Market

We believe that we are well positioned in Brazil to benefit from our ability to offer a wide range of services to clients beyond our core merchant acquiring activities:

- ***Banking*:** we endeavor to provide a range of basic banking services to our customers, including the opportunity to open a bank account with Santander Brasil, the Superget account (which is a digital account for SMEs consisting of a simplified account allowing merchants to have a pre-paid card and receive payments), pre-paid cards and other products and services.
- ***Acquiring*:** we are already one of the market leaders, having increased our market share from 11.5% in 2019 to 14.9% in December 2020.
- ***Credit*:** we provide our customers prepayment of receivables, working capital lines of credit and secured personal lines of credit for smaller customers. These are currently provided by Santander Brasil but in the future may also be provided by us pursuant to our recently-granted license to operate as a direct credit corporation (*sociedade de crédito direto*).
- ***Software*:** we endeavor to provide software services which are complementary to our core payment-related services.

Updated Solutions Platform

We believe that our sector-based solutions platform is the most updated and complete in Brazil. In the last years, we focused our investments in our e-commerce offering, such as the recently announced investments in PIX, Auttar, credit and Minestore, in order to keep up to date with new developments and market trends. These investments in our digital platform, along with our solutions portfolio, have driven our transition into a true one-stop-shop for our customers.

Efficient Cost Structure

We believe we had the one of the lowest costs per transaction in the Brazilian market in 2020. Our cost per transaction was R$0.32 in 2020, which puts in a favorable position for us to thrive in the Brazilian market despite the intense competition and pressure on margins which it has experienced in recent years. Our low cost per transaction is due to:

Our emphasis on efficiency. We have redesigned all of our internal processes, while keeping our infrastructure up to date, in order to be able to gain scale while maintaining an efficient cost structure.

Our ability to negotiate favorable prices with our suppliers, due to the scale we have gained as a result of our investments in digital tools and our broad portfolio of products and services.

Our Strategy

Our culture is focused on our customers. Our primary mission has always been, and will continue to be, assisting our customers in growing their businesses and managing their day-to-day operations more effectively. For this purpose, our focus in the last years has been to create a one-stop-shop for our customers, allowing them to have access to all the solutions they require, from banking to payments to business process services. We believe this makes us integral to our customers' endeavor to achieve their business goals. After years of continuous investments and improvements, customers have access to the most modern technology and innovative solutions in the market. We plan to grow our business by means of the strategies listed below.

Expanding Digital Products Offering and Monetizing Investments

We intend to build on our completely new digital platform in order to grow within the e-commerce segment, which has become the fastest-growing payments channel due to the adoption of new technologies and the impact of these technologies on customer behavior. We intend to continue to be innovative and adapt to future changes in customer behavior, both organically and through acquisitions or partnerships where appropriate, in order to best capture all possible market growth. In the short term, our strategy will consider, among others, the following solutions:

- **Auttar:** A multi-channel solution that simplifies the integration of business automation and payment services. We believe that this solution combines a good user experience with features giving merchants control over the sale process. Combined with business automation, Auttar enables us to deliver segment-specific solutions, including to restaurants, beauty shops and gas stations. In 2020, Auttar added 8,000 new customers and had revenue of R$26 million. Our strategy is to differentiate Auttar by means of software customization services. We believe that Auttar's success in the near future will be supported by its cloud-based solutions, ability to produce software, our expectation to expand the customer base of Auttar beyond large institutions and excellence in customer service.
- **Credit:** We intend to start providing credit solutions for external customers that do not wish to become customers of Santander Brasil, which will also create opportunities to build our own customer base, independent from Santander Brasil's. We intend to extend credit to our micro-entrepreneur and SMEs clients, including credit secured by receivables owed to other payment services providers. We are also planning to automate this process in the first quarter of 2021, while gaining experience and

evaluating our competitors' practices in this segment, in order to maintain a competitive advantage. For this purpose, we have applied to the Brazilian Central Bank for a license to operate as a direct credit corporation (*sociedade de crédito direto*), which will enable us to provide credit to our customers through our platform.

- **PIX:** In 2020, the Brazilian Central Bank launched an instant payments solution named PIX. Our strategy is to implement PIX across all our channels. With respect to the use of PIX, we are planning to differentiate ourselves from our competitors by means of the following solutions:
    - ***PIX Facilitator*:** a simplified way for merchants to use PIX.
    - ***PIX Acceptance Hub*:** a payment service for merchants and other players.
    - ***PIX Reconciliation Tool*:** a tool that provides merchants with control over their flow of receivables and settlement and the ability to reconcile these with their other accounting records. This gives merchants a complete view of terms, values, bank domicile ("*domicilio bancario*"), payers, as well as the identification and registration of PIX data for their transactions.

Maintaining a Competitive Advantage in Terms of Efficiency

We believe we have had a competitive advantage with respect to our competitors due to our low cost per transaction. In 2020, we had a cost per transaction of R$0.32, which we believe, based on the data available to us, is lower than that of our main competitors. We believe that this competitive advantage is significant given the increase in competition in recent years, with new players capturing growth and gaining market share from more traditional players. We believe that maintaining a low cost per transaction within the sector will allow us to be more competitive in terms of pricing, allowing us to capture as much of the growth in the market as possible.

Maintaining a Relationship with Santander Brasil While Growing External Acquiring Channels

We believe our success is also due to our flexible relationship with Santander Brasil. This is a two-way relationship from which both parties benefit. Our strategy in this regard will remain the same in the coming years after the Spin-off.

Furthermore, we will also focus on building new external channels in order to reduce our dependence on Santander Brasil and to position ourselves to grow in the coming years.

Becoming a Main Pillar within PagoNxt

Following the Spin-off, we will operate as the Brazilian leg of the Santander Group's PagoNxt merchant solutions. PagoNxt is a strategic initiative that seeks to promote sustainable and profitable growth by integrating various payment solutions for businesses and consumers using the latest technology. It is already one of the largest fintechs from its creation, with more than 1,400 employees worldwide. The PagoNxt brand will be the umbrella under which Santander Group will unify its payment businesses, in order to help it to compete better, both with fintechs and large digital platforms, such as other banks, in these kinds of essential services for customers.

PagoNxt is an autonomous company within the Santander Group. Through its three lines of business, namely merchant solutions for businesses, trade solutions for international trade

and consumer solutions for consumers, it provide solutions not only to banking clients of the Santander Group but also to third party customers, financial institutions and fintechs. PagoNxt provides:

- **Merchant Solutions:** PagoNxt's goal is to build a global, open merchant payment platform and consolidate the Santander Group's leadership position in this regard. This line of business includes PagoNxt merchant solutions, which drives the global expansion of Getnet, which has more than 1.1 million users and is at the core of PagoNxt's merchant strategy. It will also give merchants a unique experience including additional value-added services.
- **Trade Solutions:** PagoNxt's vision is to deliver fast and efficient trade finance, supply chain and international payments and foreign exchange payments solutions for international SMEs and corporates that were once only accessible to large corporations. At the heart of PagoNxt's trade strategy is Ebury, which, together with One Trade, Mercury and Payments Hub, already provides services more than 160,000 SMEs.
- **Consumer Solutions:** PagoNxt's aim is to deliver simple, highly engaging payment solutions for individuals, which are intended to become embedded in our customers' daily lives. These include Superdigital, the inclusive-finance proposition already available in Brazil, Chile and Mexico as well as PagoFX, PagoNxt's franchise for international peer-to-peer payments.

7.1.a - Information specific to mixed-capital companies

(a) The public interest that justified its creation

Not applicable, considering that Getnet is not a mixed capital company.

(b) performance of the issuer in compliance with public policies, including universalization goals, indicating:

Not applicable, considering that Getnet is not a mixed capital company.

(c) price formation process and tariff rules

Not applicable, considering that Getnetis not a mixed capital company.

7.2 - Information on operating segments

(a) Products and services marketed

Getnet has a single operating segment, the acquiring, payment services and technology segment. The offering of our products and services is designed to provide a complete solution to merchants for payments in physical and digital environment, financial services and business process management solutions, as described in greater detail below.

Despite the variety of services provided by Getnet, these activities are not controlled and managed as independent operating segments, and their results are registered, monitored and evaluated in an integrated manner.

(i) Payment services for physical environments

We offer one of the most complete range of solutions for processing transactions at points-of-sales. We give merchants access to the most up-to-date solutions, be it with respect to compliance with industry requirements to reliance on the most recent technological developments (e.g., most of our terminals support near field communications, or NFC, the use of QR codes and Brazil's new PIX instant payments system). Our physical solutions include:

- *Low-cost terminals for individual entrepreneurs*: We sell low cost terminals for micro-entrepreneurs that make accepting payments by cards a cost-efficient alternative for our customers. To make this solution competitive, we sell these devices at cost.
- *Mid-range terminals*: We also offer stand-alone terminals that can be used by SMEs with a higher transactions volume or even by medium to large merchants who often use multiple terminals. These terminals can be either sold or rented to merchants.
- *Digital POS*: We provide terminals that use Android-based operating systems, allowing merchants to use other applications alongside our payment application. These applications include our split payment application, which allows merchants to split the settlement of one single card transaction into multiple payments to related third parties (e.g., sellers and service providers). We rent these terminals to merchants. In addition to the payment processing commission charged to the merchant, or "MDR," for each transaction, we also generate additional revenue by charging merchants for the other services they use through applications.
- *Integrated solutions*: We provide different types of solutions for larger merchants who need their payment solutions to be integrated with their cash management and other business process systems, including:
- *Auttar*: We offer Auttar's solutions, which include libraries, plug-ins and software development kits, or SDKs, that can be integrated into merchants' cash register systems to process card transactions in compliance with industry rules. This allows merchants to accept payments at their points of sale easily while retaining control of the transaction as a result of the integration with the merchant's management systems. Auttar's services are charged separately from our acquiring services.
- *Pin-pad terminals*: these terminals can either be used in combination with Auttar's solutions or with any other solution used by merchants to connect with us. We rent these terminals to merchants and also provide technical support.

(ii) Payment services for digital environments

We have developed our own digital platform including all the functionalities offered by the main global payment service providers. We believe that this allows merchants to rely on Getnet as their single provider when it comes to digital payments. The range of functionalities we offer enables merchants to accept digital payments while managing all the significant aspects of these transactions, including fraud management and payment reconciliation, for example. The main components of this digital platform are the following:

- *Integration methods*: We offer advanced integration methods allowing merchants of all sizes and from all types of businesses to easily integrate payment acceptance

methods into their sales process management systems, including application programming interfaces, or APIs, SDKs and iFrame checkouts. We make all the relevant information regarding these integration methods available on our developers portal. In addition, we have a specialized implementation team focused on supporting merchants that are going through the implementation and certification process to make sure that they benefit as much as possible from our solutions.

- *Fraud-management tool*: We offer merchants a complete fraud prevention service, which includes a range of different tools managed by our team of experts. We are continuously seeking to improve the performance of the fraud-management tool based on models developed and updated using machine learning capabilities.
- *Card vault*: We offer solutions enabling merchants to safely store customer card credentials in a digital "card vault," thereby improving customer experience. This type of solution is fundamental for online sales but can be difficult and costly for merchants to put in place given the need to protect customers' sensitive information. By using our services, merchants of all sizes can improve customer experience without having to face by themselves the operational and technical challenges of storing sensitive data in compliance with all industry requirements and applicable laws.
- *Recurring engine*: The adoption of subscription business models (e.g., online services, buyers' clubs and insurance) has been an important trend for online businesses. We have developed a recurring engine (i.e. an application which manages a recurring process, such as a subscription) that allows merchants to transfer to us the burden of managing subscription plans for each one of their customers, allowing them to focus on their businesses.
- *Split-payments*: Many different businesses, such as marketplaces, restaurants, medical clinics and beauty parlors among others, face the challenge of passing on funds received in transactions to business partners, suppliers, service providers or other types of third parties in a fully compliant and automated manner. We have developed a split payment solution which allows merchants to determine at the time they charge the final customer how the amount charged is to be divided among each one of the third parties involved in providing the product or service.
- *Online Store*: Our online store is a solution that allows merchants that are starting their online operations to easily set up an online store capable of accepting payments through our systems. While most market solutions will require the merchant to first select an online store platform and only afterward set up a digital payment acceptance system through a different provider, we offer merchants an integrated solution.
- *GetPay*: GetPay allows merchants to send a link to customers through various channels, such as e-mail, WhatsApp or Instagram. The link redirects customers to a secure checkout where they can finish the transaction by providing their payment details which are then processed through Getnet's payments system.
- *Getdata*: We also provide a market intelligence solution used for business management and decision-making purposes. This solution enables businesses to access market information relating to comparable companies in specified geographies, leveraging Getnet's extensive merchant sales data as well as data and from third parties such as Mastercard.
- *Support to Alternative Payment Methods*: Through our digital platform, merchants can process not only card transactions but also some of the main alternative payment methods in Brazil such as *boletos* (payment slips), transactions using Brazil's new PIX instant payments system and electronic wallets, or e-wallets.

(iii) Financial services

We also provide a range of financial services through our platform, including:

- *Pre-payment and advanced settlement*: In Brazil, credit card transactions are typically settled 30 days from the date on which the transaction occurred. It is also common for transactions to be settled in installments and, in certain industries, over 60% of transactions are settled in installments. As a result, merchants often have to wait for several weeks, and in certain cases up to year, for a transaction to be settled in full. Given these characteristics of the Brazilian market, providing merchants with the means of receiving the payments due on their card receivables early is fundamental. We offer these solutions to merchants in the following formats:
- *Spot Operations*: Merchants can request, on a case-by-case basis, to have all or part of their receivables paid upfront at a negotiated discount rate.
- *Automatic Operations*: We give merchants the option of putting in place automatic early payment. For example, merchants can opt to have all their credit card transactions from the previous day automatically settled in advance at a pre-determined and contractually agreed discount rate. This discount rate is reviewed from time to time based on prevailing market interest rates.
- *Reduced settlement delay (RecebaJá)*: We also offer merchants the option of settling all of their transactions in a timeframe of their choosing.
- *Pre-paid Card and Account*: We offer merchants the option of receiving funds in a Superget account linked to a pre-paid card. This allows merchants to rely solely on Getnet for all their financial needs, including both inward and outward payments. Through the Superget app, merchants can easily manage their account and conduct a variety of transactions such as paying bills, making wire payments and managing their expenses on the pre-paid card. This is a solution designed for small merchants which we believe has in important role in helping the unbanked population access financial services.
- *Merchant Financing*: We are in the process of building our own ability to extend credit in order to be able to provide financing to SMEs and individuals. We believe our position in the market allows us to understand the financial condition of potential borrowers and accurately assess their creditworthiness, thereby mitigating the risks involved in these transactions.

(b) Earnings from the segment and its share in the issuer's net revenue

The following table presents the net earnings for Getnet's only operating segment, for the fiscal years ended December 31, 2020, 2019 and 2018.

	Fiscal year ended December 31					
	2020		**2019**		**2018**	
(in thousands of BRL, except %)	**BRL**	**% of total**	**BRL**	**% of total**	**BRL**	**% of total**
Acquiring, payment services and technology	2,171,848.62	100%	2,730,329.30	100%	2,022,285.63	100%
Net earnings	2,171,848.62	**100%**	2,730,329.30	**100%**	2,022,285.63	**100%**

(c) Profits or losses resulting from the segment and its share in the issuer's net

profits

The following table presents the profits for Getnet's only operating segment, for the fiscal years ended December 31, 2020, 2019 and 2018.

	Fiscal year ended December 31					
	2020		2019		2018	
(in thousands of BRL, except %)	BRL	% of total	BRL	% of total	BRL	% of total
Acquiring, payment services and technology	289,959.90	100%	585,383.93	100%	482,762.76	100%
Net profit	289,959.90	**100%**	585,383.93	**100%**	482,762.76	**100%**

7.3 Information on products and services related to the operating segments

(a) characteristics of the production process

As a payment solution provider, Getnet has no production process. For more information on the services provided by Getnet, see item 7.2 (a).

(b) characteristics of the distribution process

We distribute our products and services through the following channels:

- ***Banking Channel:*** Our products and services are distributed through Santander Brasil's infrastructure to Santander Brasil's customer base. Once the Spin-off is complete, we will enter into agreements with Santander Brasil pursuant to which we will continue to have access to Santander Brasil's distribution channels in exchange for a fee charged by Santander Brasil. The banking channel accounted for 93% of our total revenues for the year ended December 31, 2020.
- ***External Channels:*** Our external channels accounted for 7% of our total revenues for the year ended December 31, 2020. These include:
  - *E-commerce:* This external channel accounted for 77% of our external channel revenues for the year ended December 31, 2020 and includes a broad range of solutions we offer in a digital format, such as the services we offer to SMEs and micro-entrepreneurs as described under "Our Products and Services—Digital".
  - *Sales force:* We have a sales force comprised of our own employees, which accounted for 15% of our total revenues for the year ended December 31, 2020.
  - *Partnerships:* We enter into partnerships with companies (such as Hinode) and banks (such as Original and Olé), through which we are able to offer our multiservice platform to our partners' business associates and customers. This channel accounted for 8% of our total revenues for the year ended December 31, 2020.

(c) characteristics of the markets in which the issuer operates

Market Overview

According to the World Payments Report 2019, Brazil is the fifth largest market in the world for non-cash transaction volumes, with a growing payments market despite macroeconomic instability. According to the World Bank, during Brazil's most recent economic recession, from 2016 to 2019, nominal GDP grew at a compound annual growth rate, or CAGR, of 5.6%. During the same period, electronic payments volume grew at a CAGR of 15.1%, according to the Brazilian Association of Credit Card Companies and Services (*Associação Brasileira das Empresas de Cartões de Crédito e Serviços*), or ABECS.

Despite Brazil's large territory and population, the payments market in the country remains underexplored when compared to other more mature economies, such as the United States and the United Kingdom, as summarized below:

- According to the World Bank and ABECS, card payments accounted for 28.4% of total household consumption in Brazil in 2016. This percentage is lower than comparable measures of 46.0% and 68.6%, respectively, in the United States and the United Kingdom, during the same period, according to data from the World Bank and the Bank for International Settlements, or BIS.
- According to the World Bank, just 27.0% of the Brazilian population aged 15 and above had a credit card in 2017, compared to 65.6% and 65.4% in the United States and United Kingdom, respectively.
- We believe Brazil presents a significant growth opportunity for digital payments when compared to more mature economies. According to the World Bank, in 2017, 17.6% of the Brazilian population aged 15 and above had either used the internet to pay bills or to make online purchases during the previous year, compared to 77.2% in the United States and 80.7% in the United Kingdom.

Cards Payments as % of Household Consumption – %


28%
46%
69%

Source: World Bank, Abecs and Bank for International Settlements

Card Ownership in 2017 – %
(population above 15 years old)


10%
24%
27%
30%
41%
54%
65%
66%

Source: World Bank

Online Payments Usage in 2017 – %
(used the internet to pay bills or made online purchases, population above 15 years old)


13%
18%
19%
29%
31%
65%
77%
81%

Source: World Bank

In 2019, the volume of transactions carried out using payment cards in the Brazilian market grew 18.7% to a total of R$1.84 trillion, according to data provided by ABECS.

Total Payment Volume ("TPV") – R$ trillion


1.00
1.08
1.14
1.36
1.55
1.84
2014
2015
2016
2017
2018
2019

Source: ABECS

During the course of the last decade, cards have become the most significant payment method in Brazil, and the volume of payments transacted by payment cards has tripled during this period. Cash payments doubled during the same period while payments made by checks decreased.

10-Year Evolution of Payment Methods – R$ billion


2009
400
640
1,000
Cards
Cash
Checks
2019
1,800
1,360
821
Cards
Cash
Checks

Source: ABECS

The e-commerce sector is also going through a period of significant growth period due to the growing number of internet users generally, the increase in the number of e-consumers, the changes in consumer behavior which favor the use of online purchases, and the continued diversification of the range of products available online. According to data from e-Bit for 2019,

the total sales amount within the e-commerce sector in Brazil grew 16.3% between 2018 and 2019, amounting to R$61.9 billion in 2019, as illustrated in the chart below:


E-Commerce Total Sales – R$ billion
18.7
22.5
28.8
35.8
41.3
44.4
47.7
53.2
61.9
2011
2012
2013
2014
2015
2016
2017
2018
2019

Source: e-BIT

Despite the growth of e-commerce in Brazil in recent years, online retail sales are still low when compared to other countries. The chart below illustrates the portion of total retail revenue accounted for by e-commerce in selected countries:


16%
15%
10%
8%
8%
6%
5%
5%
3%
2%

Source: Business.com, 2020

According to data from the Brazilian Institute of Geography and Statistics (*Instituto Brasileiro de Geografia e Estatistica*), or IBGE, published in March 2020, Brazilian GDP increased by 1.1% in 2019. Household consumption increased by 1.8% during the same period according to the IBGE. We believe that the growth in Brazilian GDP and household consumption directly contributed to the growth in electronic and card payments in Brazil, as a consequence of which TPV has grown at a faster pace than Brazilian real GDP, as illustrated by the charts below:


Brazil's GDP – R$ trillion
5.8
6.0
6.3
6.6
7.0
7.4
2014
2015
2016
2017
2018
2019

Source: IBGE

TPV as a Percentage of GDP – %


17.2%
18.0%
18.2%
20.7%
22.1%
24.8%
2014
2015
2016
2017
2018
2019

Source: ABECS and IBGE

TPV and GDP Growth – %


16.8%
8.4%
5.6%
19.3%
14.0%
18.7%
0.5%
-3.6%
-3.3%
1.1%
1.1%
1.1%
2014
2015
2016
2017
2018
2019
GDP Growth
TPV Growth

Source: ABECS and IBGE

Brazil's Household Consumption Evolution – R$ billion


3,742
3,831
4,007
4,194
4,458
4,712
2014
2015
2016
2017
2018
2019

Source: IBGE

TPV as a Percentage of Brazil's Household Consumption Evolution – %


26.6%
28.2%
28.5%
32.4%
34.8%
39.0%
2014
2015
2016
2017
2018
2019

Source: ABECS and IBGE

New Markets

As we expand our capabilities to offer additional solutions to merchants, we plan to enter into new markets in Brazil, such as banking, credit, software and other services, as detailed below:

Credit

The high rates of economic growth which Brazil experienced in the early 2000s benefited the Brazilian population, especially the lower income sections of the population. As per capita income increased, demand from the low-income segment of the Brazilian population for banking services, such as savings accounts, checking accounts, payment services, investment accounts, collection services and credit products, increased markedly.

The credit market in Brazil has shown consistent growth in terms of supply and demand as well as in the volume of credit. Among others measures that have favored this process and facilitated the increase in credit supply in Brazil are efforts from the Brazilian government to make the rules for granting subsidized credit more transparent in order to reduce bank spreads.

In December 2019, according to the Brazilian Central Bank, total credit transactions amounted to R$3,478 billion, of which R$2,018 billion were accounted for by individual loans and R$1,461 billion by corporate loans. Between 2012 and 2019, loans to individuals and corporate grew 9.4% and 1.8% annually, respectively (on average). The charts below illustrate the total credit balance in Brazil and its penetration in the country's GDP for the periods indicated:

Credit Balance – R$ billion


2,368
1,293
1,076
2012
2,715
1,464
1,251
2013
3,022
1,608
1,414
2014
3,219
1,707
1,512
2015
3,106
1,545
1,561
2016
3,086
1,437
1,649
2017
3,265
1,462
1,803
2018
3,478
1,461
2,018
2019
Individuals
Corporate

Source: Brazilian Central Bank


Credit penetration over GDP – %
49.2%
26.9%
22.3%
2012
50.9%
27.5%
23.5%
2013
52.3%
27.8%
24.5%
2014
53.6%
28.4%
25.2%
2015
49.6%
24.7%
24.9%
2016
46.8%
21.8%
25.0%
2017
47.4%
21.2%
26.2%
2018
47.9%
20.1%
27.8%
2019
Individuals
Corporate

Source: Brazilian Central Bank

Software

In 2019, the Brazilian information technology, or "IT," grew across all segments. The IT sector grew by 5.0% on a global basis, and 10.5% in Brazil. As a result, by the end of 2019 the Brazilian IT market amounted to approximately R$161.7 billion (US$44.3 billion), considering the markets of software, services, hardware and including exports, as shown in the following figure:

IT Investments in Brazil in 2019 – US$ billion


Services
10.5
Hardware
22.6
Software
10.1

Source: ABES Software

Our Ecosystem

Our ecosystem includes a wide range of parties whom we serve, partner with and compete against. These parties include:

Consumers: According to the IBGE, there were 210.1 million people in Brazil in 2019, of which 165.8 million were aged 15 years or older. In 2019, Brazil received 6.4 million foreign visitors, according to the Brazilian Ministry of Tourism.

Merchants: In 2019, there were 19.2 million total businesses in Brazil that are relevant for the electronic payments market, according to the Brazilian Supporting Service for Micro and

Small Companies (*Serviço de Apoio às Micro e Pequenas Empresas*), or SEBRAE. SEBRAE categorizes businesses according to their annual gross revenues:

- **Individual Micro-Business and Micro-Business**: Individual micro-businesses are those with annual gross revenues under R$60,000.00, while micro-businesses are those with annual gross revenues up to R$360,000.00. There were approximately 16.4 million micro-businesses (including individual micro-businesses) in Brazil in 2019 according to SEBRAE. Most of these micro-merchants either have small operations or do not have storefronts. These merchants are increasingly adopting low-cost electronic commerce applications provided through mobile devices, or mPOSs, which are being offered by a growing number of acquirers because of their easy development and deployment.
- **Small Businesses, or SB**: Small businesses are businesses with annual gross revenues between R$360,000.00 and R$3.6 million. There were approximately 900 thousand SBs in Brazil in 2019 according to SEBRAE. Most of these SB merchants conduct their businesses primarily in brick-and-mortar storefronts and are increasingly adopting e-commerce and mobile channels to sell products.
- **Others**: Other merchants include medium and large businesses with annual gross revenues over R$3.6 million. There were approximately 1.9 million large and medium businesses in Brazil in 2019 according to SEBRAE. The majority of these are large merchants that use in-store, online and mobile channels to conduct their businesses.

POS Vendors: These are hardware and software vendors, such as VeriFone, Ingenico, PAX and Gertec, which develop and sell point-of-sale terminals to financial institutions, payment processors and large merchants.

Software Vendors: These are software developers who create a range of software solutions that merchants use in point-of-sale and in back-office functions.

- ***Point-of-Sale Software***. This is software which helps merchants manage their commercial transactions with consumers;
- ***Business Automation Software***. This is software which helps merchants manage their daily front-office operations, including transaction ordering, reservations, fulfillment, customer relationship management and inventory management; and
- ***Enterprise Resource Planning Software***. This is software which helps merchants manage their back-office functions, such as financial reporting, data reconciliation, payroll, accounting and supply chain management.

Payment Processors: These are financial technology vendors that provide services to facilitate the acceptance, routing, processing, encryption, decryption, clearing and settlement of electronic commercial transactions, and provide the necessary customer support to maintain service and technology. These include:

- ***Merchant Acquirers***. Licensed firms contracted by merchants to provide them with payment acceptance solutions and technology, facilitating the processing, clearing and settlement of each electronic transaction. There are different types of merchant acquirers in Brazil, including bank-owned acquirers, such as Rede, bank-

controlled acquirers, such as Cielo, and independent merchant acquirers, such as Stone.

- ***Payment Service Providers, or PSPs***. Firms contracted by merchants to provide payment acceptance solutions. These companies typically focus on selling through online or mobile channels and provide a front-end customer interface solution. PSPs also partner with licensed merchant acquirers to assist processing, clearing and settlement of each transaction.
- ***Networks***. Companies that create rules and standards and provide transaction routing or switching services to facilitate transactions between financial institutions across different ecosystems and geographies. These include global brands such as Visa, Mastercard and American Express, as well as local brands such as Elo and Hipercard.

Financial Institutions: Banking institutions that provide funding and distribution services to us.

Key Market Trends

There are various important trends that impact the growth and market opportunity for the payments industry in Brazil. These include:

User Experience, or UX. As competition increases and services offered in the sector become broader, UX becomes one of the most important pillars of success. The capacity of offering a seamless, instant and personalized experience to clients is a differentiating factor and a positioning strategy in the payment sector in Brazil.

Open Platform. Players in the payment and banking sectors are increasingly offering open digital platforms to partners. Such an offer allows those players to customize products and services with respect to clients' needs, and to enable technology and solutions integration by means of application programming interfaces, or APIs.

E-Commerce. During recent years, growing per capita income and internet penetration in Brazil have contributed to grow the e-commerce segment, which has great relevance within the payments industry. We believe that growing online sales combined with the relatively low penetration of e-commerce in Brazil as compared to developed economies will result in growth in the e-commerce sector over the coming years.

Value-Added Services. Following the increase in competition and in order to meet clients' needs, players in the payments sector are expanding their product offerings beyond the traditional payments and banking sectors, helping businesses to retain customers and derive new sources of revenue.

Long-tail. We expect that the growth of electronic payments in Brazil will be driven to a significant extent by an increase in micro and small companies' businesses. As mentioned above, there were 16.4 million individual micro-businesses and micro-businesses, and 900,000 small businesses in Brazil in 2019, representing a significant portion (approximately 90%) of the total number of businesses in Brazil. We expect that this growth will be supported by the continued shift towards electronic payment methods, generating above-market growth rates for electronic payment volumes.

Technology. Technology is becoming more integrated with payments services across multiple fronts, such as artificial intelligence, data and analytics, behavioral analysis and cloud infrastructure, among others, driving competitiveness and scalability in the sector.

Mergers and Acquisitions. Inorganic growth is consistently seen as an engine of business diversification, cross-selling potential and value proposition strengthening by payment players. Additionally, mergers and acquisitions are a possible path to integrate the financial segment with other sectors in Brazil (such as technology).

(i) participation in each market

We are a one-stop-shop offering our merchant clients (including micro-entrepreneurs, large corporate clients and SMEs) a full range of in-store and digital solutions for their business, from payment solutions to business process management, as well as banking and other financial services through our relationship with Santander Brasil. We provide our wide range of services through (i) a banking channel to Santander Brasil's customer base, which will continue to be one of our core distribution channels after the Spin-off pursuant to arrangements which we are negotiating with Santander Brasil, and (ii) external channels to customers in the open market, who account for approximately 50% of our current active customer base.

(ii) competitiveness of each market

The Brazilian payments market was dominated by a duopoly until 2007, as acquiring companies were exclusively associated with specific credit card networks. From 2010 onwards, especially with the enactment of a new Payment Ecosystem law in 2013, the Brazilian Central Bank began fostering innovation and competition, by enacting new regulations that allowed the entrance of new players into the market and supported increasing competition. As a result, the merchant acquiring market now includes five principal competitors, with market shares ranging from 7% to 36% in 2019. Key measures implemented by the Brazilian Central Bank include the termination of exclusivity between acquirers and brands, the BC# agenda (designed to facilitate access to the market, with less bureaucracy and simpler procedures), the open banking initiative, the instant payments system (PIX), as well as other initiatives.

We estimate that Brazilian merchant acquirers recorded more than R$ 20 billion in total sales revenue in 2020, based on total revenue reported by the five largest merchant acquirers in 2020. We estimate that our market share for the end of 2020 was 15%, three percentage points higher in comparison to the fourth quarter 2019.


Volume Market Share – %
52%
37%
38%
29%
36%
27%
31%
25%
12%
12%
15%
7%
6%
8%
6%
7%
2014
2018
2019
2020
Player 1
Player 2
Getnet
Player 3
Player 4

Source: Companies' Public Information

In recent years, our market share has increased while we believe we have also achieved one of the highest EBITDA margins among the main players, as illustrated in the chart below.


EBITDA Margin – %
66,0%
58,0%
53,5%
54,6%
48,2%
42,9%
45,0%
44,2%
40,5%
36,5%
33,6%
25,9%
2018
2019
9M20
Player 1
Getnet
Player 3
Player 4

Source: Companies' Information

(d) potential seasonality

When analyzing Getnet's financial and operating results for the segment in which it operates, there is no significant variation in specific periods.

(e) main inputs and raw materials

(i) description of the relationships maintained with suppliers, including whether they are subject to government control or regulation, with indication of the bodies and the applicable legislation

Getnet, through Aquanima (a company from the Santander Group), has guidelines in place to approve and contract suppliers that follow its policies and values and believes that these relationships must be guided by ethics, transparency, socioenvironmental responsibility, applicable legislation, as well as a belief in long-term partnerships.

Any contracting of services or acquisition of goods is carried out only with approved suppliers and that meet the minimum requirements of legal, fiscal, and tax compliance, in addition to technical requirements for the performance of services that are evaluated by Getnet's technical areas.

These guidelines are directed in accordance with the Santander Group's Corporate Approval Policy, which was adapted to Brazil. The following points are highlighted:

- Compliance: Code of Ethics and Procedures for conduct related to anti-corruption
- AML: Anti-money laundering guidelines
- Supplier relationship policy
- Sustainability: Engagement with stakeholders
- Credit risk: Financial analysis based on market score.

(ii) potential reliance on few suppliers

Getnet is not reliant on few suppliers.

(iii) eventual volatility in their prices

Price volatility is influenced by factors such as resources for credit operations, taxes, interest rates charged on products, default rates, reserve requirements, macroeconomic factors (interest rates, inflation and exchange rates), among others.

Any variation that may occur in the market will impact the prices of new supplier agreements and agreement renewals.

7.4 - Clients responsible for more than 10% of total net income

(a) total amount of income from the client

Not applicable, considering that Getnet does not clients customers that are responsible for more than 10% of its total net income.

(b) operating segments affected by revenue from the client

Not applicable, considering that Getnet does not clients customers that are responsible for more than 10% of its total net income.

d. Description of the economic group, under item 15 of the reference form

Scenario prior to the implementation of the Spin-off:

15.1 / 15.2 – Share distribution

Shareholder					
CPF/CNPJ	**Domicile**	**Is part of a shareholder's agreement**	**Controlling shareholder**	**Last modification**	
Shareholder Resident abroad	**Name of legal representative or attorney-in-fact**	**Individual or legal entity**	**CPF/CNPJ**		
Quantity of common shares (units)	**% Common shares**	**Quantity of preferred shares (units)**	**% Preferred shares**	**Total quantity of shares (units)**	**% Total shares**
Detailing per class of share (units)					
Class of share	**Quantity of shares (units)**	**% Shares**			
Banco Santander (Brasil) S.A.					
90.400.888/0001-42		No	Yes	02/24/2021	
No					
950,718,477	100.00%	916,003,725	100.00%	1,866,722,202	100.00%
OTHERS					
0	0%	0	0%	0	0%
SHARES HELD IN TREASURY – Date of last modification: -					
0	0%	0	0%	0	0%
TOTAL					
950,718,477	100.000%	916,003,725	100.000%	1,866,722,202	100.000%

15.3 – Share capital distribution

Date of last meeting / Date of last change	02/24/2021
Quantity of shareholders who are individuals (Units)	0
Quantity of shareholders who are legal entities (Units)	1
Quantity of institutional investors (Units)	0

Outstanding Shares

Outstanding shares corresponding to all of the issuer's shares except those held by the controller, the related parties to the former, the issuer's management and the shares held in treasury

Quantity of common shares (Units)	0	0%
Quantity of preferred shares (Units)	0	0%
Total	0	0%

15.4 – Organizational chart of the shareholders


Santander Spain
100%
99.11%
0.04%
Sterrebeeck
GES
47,25%
42.25%
Free Float and Management
10.04%
Santander Brasil
0.42%
100%
Shares held in Treasury
Getnet
0.01%
99.99%
100%
Getnet Sociedade de Crédito Direto S.A. (under incorporation)
Auttar HUT Processo de Dados Ltda.

15.5 - Shareholders' agreement filed at the headquarters of the issuer or of which the controller is a party

Getnet does not have a shareholders' agreement filed at its headquarters or to which the controller is a party.

15.6 – Relevant changes in equity interests of members the controlling group and management of the issuer

Acquisition of the totality of shares issued by Getnet and held by Santander Brasil

On December 19th, 2018, Banco Santander (Brasil) S.A. and the minority shareholders of Getnet at the time executed an amendment to the Shares Purchase and Sale Agreement and Other Covenants of Getnet Adquirência e Serviços para Meios de Pagamento S.A., through which Santander Brasil undertook to acquire the totality of shares held by the minority shareholders, equivalent to 11.5% of the share capital of the Company for the amount of 1.431 billion reais (BRL 1,431,000.00). The acquisition was approved by the Central Bank of Brazil on February 18th, 2019, and concluded on February 25th, 2019, when Santander Brasil became owner of 100% of the shares issued by the Company.

15.7 - Main corporate transactions concerning the issuing company, controlled or associate companies

I. Information on the fiscal year ended December 31st, 2020

a) corporate event	Sale of the entire equity interest held by Getnet in Toque Fale Serviços de Telemarketing Ltda. to Banco Santander (Brasil) S.A.
b) main terms and conditions of the event	On March 24th, 2020, Banco Santander (Brasil) S.A. and Toque Fale Serviços de Telemarketing Ltda.'s shareholders (being them the Company and Auttar HUT Processamento de Dados Ltda. ("Auttar")) executed a Private Instrument of Sales and Purchase of Qutoas of Toque Fale, through which Banco Santander (Brasil) S.A. acquired the entirety of the quotas held by Getnet and Auttar in Toque Fale for the amount of 1.099 thousand reais.
c) legal entities involved	Banco Santander (Brasil) S.A. Getnet Adquirência e Serviços para Meios de Pagamento S.A. Auttar HUT Processamento de Dados Ltda.
d) resulting effects of the transaction in the corporate structure	Toque Fale Serviços de Telemarketing Ltda. became a wholly-owned subsidiary of Santander Brasil.
e) means adopted for guaranteeing shareholder´s fair and equal treatment	Not applicable, considering the shareholders/quotaholders were part of the same economic group at the time of the transaction.
f) corporate structure before and after the transaction	**1. Corporate Structure of Toque Fale Serviços de Telemarketing Ltda., before the transaction:**

Partners	Quotas	%
Getnet Adquirência e Serviços Para Meios De Pagamento S.A.	6,049,999	99.99
Auttar HUT Processamento de Dados Ltda.	1	00.01
Total	**6,050,000**	**100%**

2. Corporate Structure of Toque Fale Serviços de Telemarketing Ltda., after the transaction:

Partners	Quotas	%
Banco Santander (Brasil) S.A.	6,050,000	100%
Total	**6,050,000**	**100%**

II. Information on the fiscal year ended December 31st, 2019

a) corporate event	Spin-Off from Getnet of its subsidiary, Santander Merchant Platform Soluções Tecnológicas do Brasil Ltda. (new corporate name of Integry Tecnologia e Serviços Ahu Ltda.) ("SMPST"), with the transfer of the spun-off portion to Getnet.
b) main terms and conditions of the event	On October 31st, 2019, the quotaholders of SMPST and the shareholders of Getnet, respectively, approved the Spin-Off from Getnet of SMPST and the transfer of the spun-off portion to Getnet, as set forth in the Protocol and Justification of the Spin-Off from Getnet of SMPST with the Transfer of the Spun-off Portion to Getnet Adquirência Serviços para Meios de Pagamento S.A, executed by the parties on the same date. The spin-off aimed to unify the activities carried out by Getnet and

	SMPST, by means of the incorporation of part of the net equity of SMPST by Getnet, at book-value.
c) legal entities involved	Getnet Adquirência e Serviços para Meios de Pagamento S.A. Santander Merchant Platform Soluções Tecnológicas do Brasil Ltda. (new corporate name of Integry Tecnologia e Serviços Ahu Ltda.)
d) resulting effects of the transaction in the corporate structure	As result of the Spin-Off, Getnet incorporated part of SMPST's net equity, at book value, being jointly liable for obligations related to the assets, rights and liabilities transferred in the context of the transaction. As a result of the spin-off, SMPST's capital stock was reduced from seventy three million, two hundred and seventy-six thousand, one hundred and twenty-six Brazilian Reais (BRL 73,276,126.00) to three million Brazilian Reais (BRL 3,000,0000.00)
e) means adopted for guaranteeing shareholder´s fair and equal treatment	Not applicable, considering the shareholders/quotaholders were part of the same economic group at the time of the transaction.
f) corporate structure before and after the transaction	**1. Corporate Structure of SMPST, before the transaction:** (see table 1 below) **2. Corporate Structure of SMPST, after the transaction:** (see table 2 below)

1. Corporate Structure of SMPST, before the transaction:

Partner	**Qutoas**	**%**
Getnet	76,276,116	99.99
Auttar Hut Processamento de Dados Ltda.	10	0.01
Total	**76,276,126**	**100%**

2. Corporate Structure of SMPST, after the transaction:

Partner	**Quotas**	**%**
Getnet	2,999,990	99.99
Auttar Hut Processamento de Dados Ltda.	10	0.01
Total	**3,000,000**	**100%**

a) corporate event	Sale of the stake held by Getnet and Auttar in SMPST to Santander Merchant Platform Solutions SL ("SMPS")
b) main terms and conditions of the event	On December 20, 2019, Getnet, Auttar and SMPS exectued the Shares Purchase Agreement, whereby the Company and Auttar sold the entirety of the quotas issued by SMPST to SMPS for the amount of BRL 3,000 thousand, corresponding to their book value.
c) legal entities involved	Getnet Adquirência e Serviços para Meios de Pagamento S.A. Auttar HUT Processamento de Dados Ltda. Santander Merchant Platform Solutions, S.L. Santander Merchant Platform Soluções Tecnológicas do Brasil Ltda. (new corporate name of Integry Tecnologia e Serviços Ahu Ltda.)
d) resulting effects of the transaction in the corporate structure	As a result of the sale, Getnet and Auttar no longer hold a stake in SMPST do Brasil.
e) means adopted for guaranteeing shareholder´s fair and equal treatment	Not applicable, considering the shareholders/quotaholders were part of the same economic group at the time of the transaction.

<table>
<tr><td>f) corporate structure before and after the transaction</td><td>
1. Corporate Structure of SMPST, before the transaction:
<table>
<tr><th>Partner</th><th>Qutoas</th><th>%</th></tr>
<tr><td>Getnet</td><td>2,999,990</td><td>99.99</td></tr>
<tr><td>Auttar Hut Processamento de Dados Ltda.</td><td>10</td><td>0.01</td></tr>
<tr><td>Total</td><td>3,000,000</td><td>100</td></tr>
</table>
2. Corporate Structure of SMPST, after the transaction:
<table>
<tr><th>Partner</th><th>Quotas</th><th>%</th></tr>
<tr><td>SMPS</td><td>3,000,000</td><td>100</td></tr>
<tr><td>Total</td><td>3,000,000</td><td>100</td></tr>
</table>
</td></tr>
</table>

III. Information on the fiscal year ended December 31st, 2018

a) corporate event	Acquisition of the totality of the shares issued by Getnet Adquirência e Serviços para Meios de Pagamento
b) main terms and conditions of the event	On December 19th, 2018, Banco Santander (Brasil) S.A. and the minority shareholders of Getnet at the time executed an amendment to the Shares Purchase and Sale Agreement and Other Covenants of Getnet Adquirência e Serviços para Meios de Pagamento S.A., through which Santander Brasil undertook to acquire the totality of shares held by the minority shareholders, equivalent to 11.5% of the share capital of the Company for the amount of 1.431 billion reais (BRL 1,431,000.00). The acquisition was approved by the Central Bank of Brazil on February 18th, 2019, and concluded on February 25th, 2019, when Santander Brasil became owner of 100% of the shares issued by the Company.
c) legal entities involved	Banco Santander (Brasil) S.A. Getnet Adquirência e Serviços para Meios de Pagamento S.A.
d) resulting effects of the transaction in the corporate structure	Santander Brasil became the owner of 100% of the shares issued by Getnet Adquirência e Serviços para Meios de Pagamento S.A.
e) means adopted for guaranteeing shareholder´s fair and equal treatment	Not applicable, considering the shareholders/quotaholders were part of the same economic group at the time of the transaction.

f) corporate structure before and after the transaction —

1. Corporate Structure of Getnet Adquirência e Serviços para Meios de Pagamento S.A., before the transaction:

Shareholders	Common Shares	%	Total	%
Banco Santander (Brasil) S.A.	61,565,000	88.50	61,565,000	88.50
Manzat Inversiones AUU S.A.	7,600,000	10.93	7,600,000	10.93
Guilherme Alberto Berthier Stumpf	400,000	0.58	400,000	0.58
Total	**69,565,000**	**100**	**69,565,000**	**100**

2. Corporate Structure of Getnet Adquirência e Serviços para Meios de Pagamento S.A., after the transaction:

Shareholders	Common Shares	%	Total	%
Banco Santander (Brasil) S.A.	69,565,000	100%	69,565,000	100
Total	**69,565,000**	**100%**	**69,565,000**	**100**

15.8 - Other relevant information

There is no other information that Getnet deems relevant in relation to Section 15 that has not been disclosed in the other items.

Scenario after the implementation of the Spin-off:

15.1 / 15.2 – Share distribution

Shareholder					
CPF/CNPJ	**Domicile**	**Is part of a shareholder's agreement**	**Controlling shareholder**	**Last modification**	
Shareholder Domiciled abroad	**Name of legal representative or attorney-in-fact**	**Individual or legal entity**	**CPF/CNPJ**		
Quantity of common shares (units)	**% Common shares**	**Quantity of preferred shares (units)**	**% Preferred shares**	**Total quantity of shares (units)**	**% Total shares**
Detailing by class of share (units)					
Class of share	**Quantity of shares (unites)**	**% Shares**			
Banco Santander S.A. Espanha					
05.707.616/0001-10	Spain	No	Yes	Date of delivery of shares to be determined	
Yes		Legal Entity			
2,696,163	0.070898%	0	0%	2,696,163	0.036108%
Grupo Empresarial Santander, S.L					
06.164.067/0001-48	Spain	No	Yes	Date of delivery of shares to be determined	

Yes		Legal Entity			
406,972,754	42.806863%	384,965,873	42.026671%	791,938,627	42.424021%
Sterrebeeck B.V					
09.473.556/0001-70	The Netherlands	No	Yes	Date of delivery of shares to be determined	
Yes		Legal Entity			
452,395,832	47.584626%	433,410,899	47.315408%	885,806,731	47.452520%
OTHERS					
90,675,851	9.537613%	97,626,953	10.657921%	188,302,804	10.087350%
SHARES HELD IN TREASURY – Date of last modification:					
0	0%	0	0%	0	0%
TOTAL					
950,718,477	100,000%	916,003,725	100.000%	1,866,722,202	100.000%

CONTROLLING SHAREHOLDER / INVESTOR **Shareholder**					
CPF/CNPJ	**Domicile**	**Is part of a shareholder's agreement**	**Controlling shareholder**	**Last modification**	
Shareholder Domiled abroad	**Name of legal representative or attorney-in-fact**	**Individual or legal entity**	**CPF/CNPJ**		
Quantity of common shares (units)	**% Common shares**	**Quantity of preferred shares (units)**	**% Preferred shares**	**Total quantity of shares (units)**	**% Total shares**
Detailing by class of share (units)					
Class of share	**Quantity of shares (units)**	**% Shares**			
Banco Santander S.A. Espanha					
Minority Shareholders					
		No	No		
6,283,610,704	38.940	0	0.000	6,283,610,704	38.940
Institutional Investors					
9,669,776,080	59.930	0	0.000	9,669,776,080	59.930
Board Members					
182,766,798	1.130	0	0.000	9,669,776,080 182,766,798 1.130	
OTHERS					
0	0.000	0	0.000		
TOTAL					
16,136,153,582	100.000%	0	0.000		100.000%

CONTROLLING SHAREHOLDER / INVESTOR **Shareholder**					
CPF/CNPJ	**CPF/CNPJ**	**CPF/CNPJ**	**CPF/CNPJ**	**CPF/CNPJ**	**CPF/CNPJ**
Shareholder Domiciled abroad	**Shareholder Resident abroad**	**Shareholder Resident abroad**	**Shareholder Resident abroad**	**Shareholder Resident abroad**	**Shareholder Resident abroad**

Quantity of common shares (units)	Quantity of common shares (units)	Quantity of common shares (units)	Quantity of common shares (units)	Quantity of common shares (units)	Quantity of common shares (units)
Detailing by class of share (units)					
Class of share	**Class of share**	**Class of share**	**Class of share**	**Class of share**	**Class of share**
Grupo Empresarial Santander, S.L					
Banco Santander, S.A.					
		No	No		
468,793,507	99.106	0	0.000	468,793,507	99.106
Santander Investment I, S.A.					
		No	No		
2,442,373	0.516	0	0.000	2,442,373	0.516
Santander Investment, S.A.					
		No	No		
1,787,400	0.378	0	0.000	1,787,400	0.378
OTHERS					
TOTAL					
473,023.280	100.000%	0	0.000	473,023,280	100.000%

CONTROLLING SHAREHOLDER / INVESTOR					
Shareholder					
CPF/CNPJ Shareholder Domiciled abroad	**CPF/CNPJ Shareholder Resident abroad**	**CPF/CNPJ Shareholder Resident abroad**	**CPF/CNPJ Shareholder Resident abroad**	**CPF/CNPJ Shareholder Resident abroad**	**CPF/CNPJ Shareholder Resident abroad**
Quantity of common shares (units)	**Quantity of common shares (units)**	**Quantity of common shares (units)**	**Quantity of common shares (units)**	**Quantity of common shares (units)**	**Quantity of common shares (units)**
Detailing by class of share (units)					
Class of share	**Class of share**	**Class of share**	**Class of share**	**Class of share**	**Class of share**
Sterrebeeck B.V.					
Banco Santander, S.A.					
09.473.556/0001-70		No	Yes		
2,639,306	100.000	0	0.000	2,639,306	100.000
OTHERS					
0	0.000	0	0.000	0	0.000
TOTAL					
2,639,306	100.000%	0	0.000	2,639,306	100.000%

15.3 – Share capital distribution

Date of last meeting / Date of last change	Date of delivery of the shares issued by Getnet as a result of the Spin-off(*)
Quantity of shareholders who are individuals (Units)	230,961
Quantity of shareholders who are legal entities (Units)	16,492

Quantity of institutional investors (Units)	1,075

**Estimate based on the current share distribution of Santander Brasil in February, 2021*

Outstanding Shares

Outstanding shares corresponding to all of the issuer's shares except those held by the controller, the related parties to the former, the issuer's management and the shares held in treasury

Quantity of common shares (Units)	88,910,589	9.351937%
Quantity of preferred shares (Units)	95,861,691	10.465208%
Total	184,772,280	9.898221%

15.4 – Organizational chart of the shareholders


Santander Spain
100%
99,11%
0.04%
Sterrebeeck
GES
47.45%
42.42%
Free Float e Administradores
10.09%
Getnet
99.99%
100%
Getnet Sociedade de Crédito Direto S.A. (em constituição)
Auttar HUT Processo de Dados Ltda.

15.5 - Shareholders' agreement filed at the headquarters of the issuer or of which the controller is a party[3]

Getnet does not have a shareholders' agreement filed at its headquarters or to which the controller is a party.

15.6 – Relevant changes in equity interests of members the controlling group and management of the issuer

Acquisition of the totality of shares issued by Getnet and held by Santander Brasil

[3] Item 15.5 presented herein will not undergo any changes in the scenario after the implementation of the Spin-off.

On December 19th, 2018, Banco Santander (Brasil) S.A. and the minority shareholders of Getnet at the time executed an amendment to the Shares Purchase and Sale Agreement and Other Covenants of Getnet Adquirência e Serviços para Meios de Pagamento S.A., through which Santander Brasil undertook to acquire the totality of shares held by the minority shareholders, equivalent to 11.5% of the share capital of the Company for the amount of 1.431 billion reais (BRL 1,431,000.00). The acquisition was approved by the Central Bank of Brazil on February 18th, 2019, and concluded on February 25th, 2019, when Santander Brasil became owner of 100% of the shares issued by the Company.

Segregation of the equity interest held by Santander Brasil in Getnet

An extraordinary general meeting of Santander Brasil is being called for March 31, 2021, in which the shareholders of Santander Brasil will deliberate on the segregation of the equity interst held by Santander Brasil in Getnet, by means of a spin-off from Santander Brasil ("Spin-off"), with the purpose of segregating all the shares issued by Getnet and owned by Santander Brasil, representing 100% of Getnet's share capital ("Getnet Shares"), with the consequent delivery of Getnet Shares to Santander Brasil shareholders in the same proportion of their equity interest held in Santander Brasil.

Therefore, if the Spin-off is approved, shareholders will receive, as applicable, common shares and/or preferred shares issued by Getnet and/or certificates of deposit of shares, with each certificate representing one common share and one preferred share issued by Getnet ("Getnet Units"), at the rate of 0.25 common share, preferred share or Getnet Unit, as the case may be, for each one (1) common share, preferred share or certificate of deposit of shares ("Unit") issued by Santander Brasil (for more information please see item 4 of this Material Fact). Holders of American Depositary Shares representing units of Santander Brasil shares ("Santander Brasil ADSs") will receive American Depositary Shares, each representing one Getnet Unit ("Getnet ADSs") at a rate of 0.25 Getnet ADSs for each Santander Brasil ADS held. The fractions of common shares or preferred shares issued by Getnet or of Getnet Units will be segregated and sold in as many auctions as necessary, to be held at B3 S.A. – Brasil, Bolsa, Balcão ("B3"), with the sales proceeds being made available to the respective owners of the fractions, as per the notice to shareholders to be released in the future. Similarly, the depositary with respect to the Santander Brasil ADSs, the U.S. book-entry settlement system and participants in that system will sell fractional entitlements to Getnet ADSs and distribute the net proceeds to the holders of Santander Brasil ADSs entitled to them.

As a result of the Spin-off, Getnet will apply for the registration as a publicly-held company (Category A) with the CVM ("Publicly-held Company Registration"), as well as for the listing of Getnet Shares and Getnet Units for trading in the traditional segment of B3. Furthermore, Getnet will apply for (a) the registration of the Getnet Units and the Getnet Shares with the U.S. Securities and Exchange Commission, under the U.S. Securities Exchange Act, and (b) the listing of the Getnet ADSs for trading on the Nasdaq Stock Market ("NASDAQ").

After the approval of the Spin-off by the Extraordinary General Meeting, Santander Brasil's shares and Units will be traded with the right to receive the Getnet Shares and Getnet Units until the record date, which, once determined, will be disclosed to the market by means of a Notice to Shareholders. The record date will be determined by Santander Brasil together with B3 after obtaining the Listings and ratifying the Spin-off by the Central Bank of Brazil. The

legal and accounting segregation of Santander Brasil and Getnet, as a consequence of the Spin-off, will become effective upon its approval by both companies' shareholders at the relevant Extraordinary General Meetings to be held on March 31, 2021.

15.7 - Main corporate transactions concerning the issuing company, controlled or associate companies[4]

I. Information on the fiscal year ended December 31st, 2020

<table>
<tr><td>a) corporate event</td><td>Sale of the entire equity interest held by Getnet in Toque Fale Serviços de Telemarketing Ltda. to Banco Santander (Brasil) S.A.</td></tr>
<tr><td>b) main terms and conditions of the event</td><td>On March 24th, 2020, Banco Santander (Brasil) S.A. and Toque Fale Serviços de Telemarketing Ltda.'s shareholders (being them the Company and Auttar HUT Processamento de Dados Ltda. ("Auttar")) executed a Private Instrument of Sales and Purchase of Qutoas of Toque Fale, through which Banco Santander (Brasil) S.A. acquired the entirety of the quotas held by Getnet and Auttar in Toque Fale for the amount of 1.099 thousand reais.</td></tr>
<tr><td>c) legal entities involved</td><td>Banco Santander (Brasil) S.A.
Getnet Adquirência e Serviços para Meios de Pagamento S.A.
Auttar HUT Processamento de Dados Ltda.</td></tr>
<tr><td>d) resulting effects of the transaction in the corporate structure</td><td>Toque Fale Serviços de Telemarketing Ltda. became a wholly-owned subsidiary of Santander Brasil.</td></tr>
<tr><td>e) means adopted for guaranteeing shareholder´s fair and equal treatment</td><td>Not applicable, considering the shareholders/quotaholders were part of the same economic group at the time of the transaction.</td></tr>
<tr><td>f) corporate structure before and after the transaction</td><td>1. Corporate Structure of Toque Fale Serviços de Telemarketing Ltda., before the transaction:
<table>
<tr><th>Partners</th><th>Quotas</th><th>%</th></tr>
<tr><td>Getnet Adquirência e Serviços Para Meios De Pagamento S.A.</td><td>6,049,999</td><td>99.99</td></tr>
<tr><td>Auttar HUT Processamento de Dados Ltda.</td><td>1</td><td>00.01</td></tr>
<tr><td>Total</td><td>6,050,000</td><td>100%</td></tr>
</table>
2. Corporate Structure of Toque Fale Serviços de Telemarketing Ltda., after the transaction:
<table>
<tr><th>Partners</th><th>Quotas</th><th>%</th></tr>
<tr><td>Banco Santander (Brasil) S.A.</td><td>6,050,000</td><td>100%</td></tr>
<tr><td>Total</td><td>6,050,000</td><td>100%</td></tr>
</table></td></tr>
</table>

II. Information on the fiscal year ended December 31st, 2019

[4] Item 15.7 presented herein will not undergo any changes in the scenario after the implementation of the Spin-off.

a) corporate event	Spin-Off from Getnet of its subsidiary, Santander Merchant Platform Soluções Tecnológicas do Brasil Ltda. (new corporate name of Integry Tecnologia e Serviços Ahu Ltda.) ("SMPST"), with the transfer of the spun-off portion to Getnet.
b) main terms and conditions of the event	On October 31st, 2019, the quotaholders of SMPST and the shareholders of Getnet, respectively, approved the Spin-Off from Getnet of SMPST and the transfer of the spun-off portion to Getnet, as set forth in the Protocol and Justification of the Spin-Off from Getnet of SMPST with the Transfer of the Spun-off Portion to Getnet Adquirência Serviços para Meios de Pagamento S.A, executed by the parties on the same date. The spin-off aimed to unify the activities carried out by Getnet and SMPST, by means of the incorporation of part of the net equity of SMPST by Getnet, at book-value.
c) legal entities involved	Getnet Adquirência e Serviços para Meios de Pagamento S.A. Santander Merchant Platform Soluções Tecnológicas do Brasil Ltda. (new corporate name of Integry Tecnologia e Serviços Ahu Ltda.)
d) resulting effects of the transaction in the corporate structure	As result of the Spin-Off, Getnet incorporated part of SMPST's net equity, at book value, being jointly liable for obligations related to the assets, rights and liabilities transferred in the context of the transaction. As a result of the spin-off, SMPST's capital stock was reduced from seventy three million, two hundred and seventy-six thousand, one hundred and twenty-six Brazilian Reais (BRL 73,276,126.00) to three million Brazilian Reais (BRL 3,000,0000.00)
e) means adopted for guaranteeing shareholder´s fair and equal treatment	Not applicable, considering the shareholders/quotaholders were part of the same economic group at the time of the transaction.
f) corporate structure before and after the transaction	See tables below

1. Corporate Structure of SMPST, before the transaction:

Partner	**Qutoas**	**%**
Getnet	76,276,116	99.99
Auttar Hut Processamento de Dados Ltda.	10	0.01
Total	**76,276,126**	**100%**

2. Corporate Structure of SMPST, after the transaction:

Partner	**Quotas**	**%**
Getnet	2,999,990	99.99
Auttar Hut Processamento de Dados Ltda.	10	0.01
Total	**3,000,000**	**100%**

a) corporate event	Sale of the stake held by Getnet and Auttar in SMPST to Santander Merchant Platform Solutions SL ("SMPS")
b) main terms and conditions of the event	On December 20, 2019, Getnet, Auttar and SMPS exectued the Shares Purchase Agreement, whereby the Company and Auttar sold the entirety of the quotas issued by SMPST to SMPS for the amount of BRL 3,000 thousand, corresponding to their book value.
c) legal entities involved	Getnet Adquirência e Serviços para Meios de Pagamento S.A. Auttar HUT Processamento de Dados Ltda. Santander Merchant Platform Solutions, S.L.

	Santander Merchant Platform Soluções Tecnológicas do Brasil Ltda. (new corporate name of Integry Tecnologia e Serviços Ahu Ltda.)
d) resulting effects of the transaction in the corporate structure	As a result of the sale, Getnet and Auttar no longer hold a stake in SMPST do Brasil.
e) means adopted for guaranteeing shareholder´s fair and equal treatment	Not applicable, considering the shareholders/quotaholders were part of the same economic group at the time of the transaction.
f) corporate structure before and after the transaction	**1. Corporate Structure of SMPST, before the transaction:**

Partner	Qutoas	%
Getnet	2,999,990	99.99
Auttar Hut Processamento de Dados Ltda.	10	0.01
Total	**3,000,000**	**100**

2. Corporate Structure of SMPST, after the transaction:

Partner	Quotas	%
SMPS	3,000,000	100
Total	**3,000,000**	**100**

III. Information on the fiscal year ended December 31st, 2018

a) corporate event	Acquisition of the totality of the shares issued by Getnet Adquirência e Serviços para Meios de Pagamento
b) main terms and conditions of the event	On December 19th, 2018, Banco Santander (Brasil) S.A. and the minority shareholders of Getnet at the time executed an amendment to the Shares Purchase and Sale Agreement and Other Covenants of Getnet Adquirência e Serviços para Meios de Pagamento S.A., through which Santander Brasil undertook to acquire the totality of shares held by the minority shareholders, equivalent to 11.5% of the share capital of the Company for the amount of 1.431 billion reais (BRL 1,431,000.00). The acquisition was approved by the Central Bank of Brazil on February 18th, 2019, and concluded on February 25th, 2019, when Santander Brasil became owner of 100% of the shares issued by the Company.
c) legal entities involved	Banco Santander (Brasil) S.A. Getnet Adquirência e Serviços para Meios de Pagamento S.A.
d) resulting effects of the transaction in the corporate structure	Santander Brasil became the owner of 100% of the shares issued by Getnet Adquirência e Serviços para Meios de Pagamento S.A.
e) means adopted for guaranteeing shareholder´s fair and equal treatment	Not applicable, considering the shareholders/quotaholders were part of the same economic group at the time of the transaction.

f) corporate structure before and after the transaction

1. Corporate Structure of Getnet Adquirência e Serviços para Meios de Pagamento S.A., before the transaction:

Shareholders	Common Shares	%	Total	%
Banco Santander (Brasil) S.A.	61,565,000	88.50	61,565,000	88.50
Manzat Inversiones AUU S.A.	7,600,000	10.93	7,600,000	10.93
Guilherme Alberto Berthier Stumpf	400,000	0.58	400,000	0.58
Total	**69,565,000**	**100**	**69,565,000**	**100**

2. Corporate Structure of Getnet Adquirência e Serviços para Meios de Pagamento S.A., after the transaction:

Shareholders	Common Shares	%	Total	%
Banco Santander (Brasil) S.A.	69,565,000	100%	69,565,000	100
Total	**69,565,000**	**100%**	**69,565,000**	**100**

15.8 Other relevant information

The information disclosed in Item 15.1 / 15.2 refers to Getnet's estimated share distribution after the delivery of Getnet's shares to Santander Brasil's shareholders, under the spin-off from Santander Brasil described in Item 15.6 ("Spin-off"). Delivery of the shares issued by Getnet, within the scope of the Spin-Off, will only take place after the approval of the transaction by the shareholders of Santander Brasil and Getnet, as well as after the transaction has been ratified by the Central Bank of Brazil.

In addition to the above, there is no other information that Getnet deems relevant in relation to Section 15 that has not been disclosed in the other items.

e. Description of share capital, under item 17.1 of the reference form

17.1 – Information on the share capital

Date of authorization or approval	Amount (BRL)	Payment term	Quantity of common shares (units)	Quantity of preferred shares (units)	Total quantity of shares (units)
Type of capital	Issued capital				
02/24/2021	R$ 1,422,496,239.74		950,718,477	916,003,725	1,866,722,202
Type of capital	Subscribed capital				
02/24/2021	R$ 1,422,496,239.74		950,718,477	916,003,725	1,866,722,202
Type of capital	Paid up capital				

02/24/2021	R$ 1,422,496,239.74		950,718,477	916,003,725	1,866,722,202
Tipo de capital	Authorized capital				
03/31/2021*	0,00		2,500,000,000	2,500,000,000	5,000,000,000

** To be approved on the date of the Extraordinary General Meeting that will decide on the Spin-off.*

12. Description of the capital structure and control after the transaction, pursuant to item 15 of the reference form.

The Company's capital and control structure after the transaction shall remain the same, as per item 15 of the Santander Brasil's Reference Form. On the other hand, Getnet's capital and control structure after the trasnaction shall be altered as disclosed in Item 11, above.

13. Number, class, species and type of the securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to those companies, as defined by the rules dealing with the public offering for the acquisition of shares.

Santander Brasil's share capital, fully subscribed and paid up, is fifty-seven billion reais (BRL 57,000,000,00.00), divided into seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one (7,498,531,051) shares, of which three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one (3,818,695.031) common shares and three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand, twenty (3,679,836.020) preferred shares, both registered and without par value, and distributed among its shareholders, as follows:

Shareholder	Common Shares	Preferred Shares	Equity Interest
Banco Santander S.A.	2,696,163	0	0.036%
Grupo Empresarial Santander, S.L.	1,627,891,019	1,539,863,493	42.245%
Sterrebeeck B.V.	1,809,583,330	1,733,643,596	47.252%
Other	362,703,399	390,507,811	10.045%
Treasury	15,821,120	15,821,120	0.422%
Total	**3,818,695,031**	**3,679,836,020**	**100.00%**

Getnet's fully subscribed and paid-in share capital is one billion, four hundred and twenty-two million, four hundred and ninety-six thousand, two hundred and thirty-nine Brazilian Reais and seventy-four cents (BRL 1,422,496,239.74), represented by one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, seven hundred and forty-four (950,718,744) common shares and nine hundred

and sixteen million, three thousand, seven hundred and twenty-five (916,003,725) preferred shares, both registered and without par value. These shares are wholly owned by Santander Brasil:

Shareholder	Common Shares	Preferred Shares	Equity Interest
Banco Santander (Brasil) S.A.	950,718,477	916,003,725	100.00%
Total	950,718,477	916,003,725	**100.00%**

14. Exposure of any of the companies involved in the transaction, or persons related thereto, as defined by the standards dealing with public offering for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction.

Not applicable.

15. Report covering all the business carried out in the last six (6) months by the persons indicated below with securities issued by the companies involved in the transaction:

a. Companies involved in the transaction.

Not applicable.

b. Parties related to companies involved in the transaction.

Nota applicable.

16. Document by which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated pursuant to CVM Guidance Opinion No. 35 of 2008.

Not applicable.

EXHIBIT 3:
COPY OF THE PROTOCOL
(pursuant to Article 20-A of CVM Ruling No. 481/09)

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE SPIN-OFF FROM BANCO SANTANDER (BRASIL) S.A., WITH THE TRANSFER OF THE SPUN-OFF PORTION TO GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A.

By this private instrument, the managers of the companies identified below:

1. **BANCO SANTANDER (BRASIL) S.A.**, a publicly-held company with authorized capital, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek No. 2235 and 2041, Bloco A, Vila Olímpia, São Paulo/SP, enrolled with the CNPJ/ME under No. 90.400.888/0001-42, herein represented pursuant to its bylaws ("Company" or "Santander Brasil"); and

2. **GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A.**, a private corporation, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek No. 2041, CJ. 121, Bloco A, Cond. Wtorre JK - Vila Nova Conceição – CEP 04543-011, enrolled with the CNPJ/ME under No. 10.440.482/0001-54, herein represented pursuant to its bylaws ("Getnet").

(Company and Getnet are hereinafter referred to collectively as "Parties" and individually as "Party").

WHEREAS:

I. Santander Brasil is a publicly-held company duly registered with the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários* or "CVM") under No. 20532 and a financial institution duly authorized to operate by the Central Bank of Brazil, a direct controlling shareholder of 100% of Getnet's share capital, whose business purpose is the performance of lending, borrowing and accessory operations, inherent to the related authorized portfolios (Commercial, Investment, Credit, Financing and Investment, Mortgage Loan and Leasing), as well as foreign exchange and securities portfolio management transactions, in addition to any other transactions that may be permitted to companies of the same type, in accordance with legal and regulatory provisions, and may hold equity interests in other companies as partner or shareholder;

II. Getnet is a private corporation and a payment institution, duly authorized to operate by Central Bank of Brazil in the modalities of acquirer and issuer of electronic currency, whose totality of shares is fully owned by Santander Brasil and whose business purpose is (i) the rendering of acquiring services to merchants, individuals and service providers for the acceptance of credit and debit cards, as well as other means of payment or electronic means necessary for the registration and approval of non-financial transactions; (ii) the rendering of services including (a) data and information capture, transmission and processing, through a network of various devices, as well as other related services; (b) management of payments and receipts made to merchants acquired to its network, and other related services; and (c) installation, de-installation, monitoring, supply, maintenance, leasing and commercialization of devices used in transaction capture networks, and other related services; (d) development and marketing or licensing of software; (e) marketing of products or distributing services from

companies that provide registration information; (f) promoting the sale, distribution and intermediation of prepaid credits from mobile cellphone services, fixed-line telephone services, electronic ticketing services and other types of prepaid services, as well as other related services; (g) provision of commercial support services, such as accreditation and disqualification of individuals and legal entities, aftermarket and extrajudicial collections and other related services; (h) provision of technical, commercial and logistical infrastructure services for businesses related to accounts receivables from concessionaires, banks and other collection documents, and for businesses related to the provision of banking correspondent services, including other related services, and (i) promoting the sale and distribution of microchips (smart cards) for mobile cellphone services and other modalities; and (iii) the holding of equity interests in other companies as partner, shareholder or quotaholder;

III. The Parties, for the reasons described below, wish to carry out the spin-off from Santander Brasil, pursuant to the applicable law currently in force ("Spin-Off"); and

IV. The Spin-off will be carried out with a reduction of the Company's share capital, but without the dilution of its current shareholders, so that the obligations set forth in Chapter III of CVM Ruling No. 565/2015, as amended ("ICVM 565") are observed.

The Parties RESOLVE to enter into this instrument ("Protocol and Justification"), pursuant to articles 224, 225 and 229 of Law No. 6,404/1976, as amended, having the Spin-off as its purpose, and this Protocol and Justification shall be submitted to approval of the Parties' respective shareholders, gathered at an Extraordinary Shareholders' Meeting, under the following terms and conditions:

1. CHARACTERISTICS OF THE COMPANIES INVOLVED

1.1. Santander Brasil is a publicly-held company with authorized capital, with a total share capital in the amount of fifty-seven billion Brazilian Reais (BRL 57,000,000,00.00), divided into seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one (7,498,531,051) shares, of which three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one (3,818,695.031) are registered common shares and three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand, twenty (3,679,836.020) are registered preferred shares, both without par value.

1.2. Getnet is a private corporation, with a total share capital in the amount of one billion, one hundred and eighty-nine million, five hundred and two thousand and five hundred Brazilian Reais (BRL 1,189,502,500.00), represented by one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven (950,718,477) registered common shares and nine hundred and sixteen million, three thousand, seven hundred and twenty-five (916,003,725) registered preferred shares, both without par value, all of which are owned by Santander Brasil.

2. JUSTIFICATIONS AND PURPOSES OF THE SPIN-OFF, INTEREST OF THE PARTIES IN ITS CONSUMMATION AND GROUNDS FOR THE TRANSACTION TO BE CONSIDERED EQUITABLE FOR SHAREHOLDERS

2.1. The purpose of this Protocol and Justification is the proposal of the Spin-Off from Santander Brasil, pursuant to the legislation currently in force.

2.2. The Spin-Off is being proposed in order to segregate the Company's equity interest in Getnet. Thus, the intention is to enable Getnet to explore the full potential of its businesses as part of the strategy of the Santander Group to concentrate the technology and payments businesses of the group within PagoNxt, a new technology-focused global payment platform. The Spin-off will allow Getnet to have direct access to the capital markets and other sources of funding, thus allowing it to prioritize its investments according to its profile and scope of activities.

2.3. The one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven (950,718,477) common shares and nine hundred and sixteen million, three thousand, seven hundred and twenty-five (916,003,725) preferred shares, issued by Getnet and held by the Company ("Getnet Shares"), representing 100% of Getnet's share capital ("Spun-off Portion"), will be transferred to Getnet, which will result in the allotment of the Getnet Shares to the Company's shareholders in the same proportion of their equity interest held in the Company, at the rate, on this date, of 0.25 common share, preferred share, certificate of deposit of shares ("Units"), each certificate representing one common share and one preferred share issued by Getnet and/or American Depositary Shares ("ADS"), as the case may be, issued by Getnet for each one (1) common share, preferred share, Unit or ADS issued by the Company, respectively.

2.4. The Getnet Shares, to be delivered to the Company's shareholders, will grant the same political and economic rights granted by the shares issued by the Company, without any distinction between the shareholders.

2.5. Getnet shall apply for registration as a publicly-held company (Category A), with the CVM ("Publicly-held Company Registration"), as well as for the registration of the Getnet Units and the Getnet Shares with the U.S. Securities and Exchange Commission, under the Securities Exchange Act. Moreover, it will apply for the listing of **(a)** the certificate of deposit of shares, each certificate representing one common share and one preferred share issued by Getnet ("Getnet Units") and the shares issued by Getnet for trading in the traditional segment of B3 S.A. - Brasil, Bolsa, Balcão ("B3"); and **(b)** the American Depositary Shares, each representing one Getnet Unit ("Getnet ADSs") for trading on the Nasdaq Stock Market (NASDAQ) (jointly, the "Listings").

2.6. The holders of Company shares, Units and/or ADSs will be entitled to Getnet issued shares, Units and/or ADSs, respectively, on the date to be indicated upon completion of the Publicly-Held Company Registration, the Listings and ratification of the Spin-off by the Central Bank of Brazil, as per the notice to shareholders to be disclosed in due time ("Record Date").

2.7. The shares issued by the Company will continue to be traded with the right to receive the shares issued by Getnet until the Record Date. Notwithstanding, the Spin-Off, that is to say, the legal and accounting segregation of the Company and Getnet will become effective immediately upon its approval by both companies' shareholders at the relevant Extraordinary Shareholders' Meetings.

2.8. The fractions of common shares or preferred shares issued by Getnet or of Getnet Units will be segregated and sold in as many auctions as necessary, to be held in a timely manner in B3, with the sales proceeds being made available to the respective owners of the fractions, as per the notice to shareholders to be released in the future. Similarly, the depositary with respect to the Santander Brasil ADSs, the U.S. book-entry settlement system and participants in that system will sell fractional entitlements to Getnet ADSs and distribute the net proceeds to the holders of Santander Brasil ADSs entitled to them.

2.9. The Spin-off will allow the Company's shareholders to become shareholders of another publicly-held company, also listed in Brazil (on B3's traditional segment) and in the United States (on NASDAQ, as opposed to the Company, which is listed on the New York Stock Exchange). It bears emphasizing that the Company shall remain as a publicly-held company listed in the B3 traditional segment.

2.10. The Parties estimate that the costs of performing the transactions described herein shall be approximately twenty-two million Brazilian Reais (BRL 22,000,000.00), including expenses relating to publications, independent auditors, appraisers, legal counsel and other professionals hired to advise on the Spin-Off.

2.11.1 The costs and expenses incurred in connection with the Spin-Off and all related transactions, shall be borne by the Company.

3. ASSETS AND LIABILITIES THAT WILL MAKE UP THE PORTION OF THE COMPANY'S NET EQUITY THAT IS THE OBJECT OF THE SPIN-OFF

3.1. As a result of the Spin-off, the Spun-off Portion, corresponding to 3.1422% of Santander Brasil's net equity, shall be transferred to Getnet and consequently the common shares, preferred shares or Units, as the case may be, issued by Getnet, shall be delivered directly to the Company's shareholders, in the proportion of their interests in the Company's share capital (not considering treasury shares), at the rate, on this date, of 0.25 common share, preferred share or Unit, as the case may be, issued by Getnet common share, preferred share or Getnet Unit, as the case may be, for each one (1) common share, preferred share or Unit issued by the Company. Furthermore, the holders of the Company's ADSs will receive Getnet ADSs at the ratio of 0.25 Getnet ADS to each ADS of the Company held.

3.1.1. The delivery ratio of the Getnet Shares, Getnet Units and Getnet ADSs in relation to the shares, Units and ADSs of the Company was determined considering (a) the total number of issued and outstanding shares of the Company, equal to 3,802,873,911 common shares and 3,664,014,900 preferred shares (excluding treasury shares); and (b) the total number of issued and outstanding shares of Getnet, equal to 950,718,477 common shares and 916,003,725 preferred shares (excluding treasury shares).

3.1.2. Should any corporate event of the Company or Getnet occur after the present date, which results in a change in the total number of issued and outstanding shares of Santander Brasil or Getnet, excluding treasury shares, the delivery ratio of the Getnet Shares, Getnet Units and Getnet ADSs in relation to the shares, Units and ADSs of the Company, as indicated above, shall be adjusted proportionally, so that Santander Brasil's shareholders hold the total amount of shares issued by Getnet after the Spin-off.

3.2. The Spun-off Portion of the Company to be transferred to Getnet, upon corresponding reduction of the Company's share capital, equal to two billion, four hundred and seventy million, five hundred and sixty-six thousand, six hundred and forty-three Brazilian Reais and three cents (BRL 2,470,566,643.03), which will comprise (i) the equity interest held by Santander Brasil in Getnet, corresponding to one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven (950,718,477) common shares and nine hundred and sixteen million, three thousand, seven hundred and twenty-five (916,003,725) preferred shares issued by Getnet, in the amount of two billion, seventy-two million, thirty-three thousand, three hundred and ninety-seven Brazilian Reais and seven cents (BRL 2,072,033,397.07), (ii) the balance of the goodwill (*ágio*) paid by Santander Brasil upon the acquisition of such Getnet Shares in the amount of nine hundred and fifty-seven million, two hundred and sixty-one thousand, two hundred and twenty-eight Brazilian Reais (BRL 957,261,228.00), and (iii) the provision to maintain the integrity of Getnet's net equity in an amount equivalent to the balance of such goodwill (*ágio*) minus the tax credit related to the premium amortization benefit resulting from the Spin-off, in the amount of five hundred and fifty-eight million, seven hundred and twenty seven thousand, nine hundred and eighty-two Brazilian Reais and four cents (BRL 558,727,982.04).

3.3. The net amount to be transferred to Getnet corresponding to the goodwill (*ágio*) minus the provision to maintain the integrity of Getnet's net equity will be recorded to Getnet's accounting records as capital reserve. The tax benefit resulting from the goodwill amortization to be earned by Getnet, pursuant to Brazilian tax legislation, will benefit all of its shareholders.

4. IDENTIFICATION OF THE SPECIALIZED COMPANIES APPOINTED TO APPRAISE THE COMPANY'S NET EQUITY; CRITERIA TO APPRAISE THE COMPANY'S NET EQUITY, BASE DATE OF THE APPRAISAL, AND PROCESSING OF SUBSEQUENT NET EQUITY CHANGES

4.3. The specialized company, hired *ad referendum* of the Shareholders' Meetings of Santander Brasil and Getnet, to evaluate the portion of Santander Brasil's net equity to be transferred to Getnet, is PricewaterhouseCoopers Auditores Independentes, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th and 13th to 17th floors, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 ("Specialized Company"). The portion of Santander Brasil's net equity to be transferred to Getnet was appraised at book value, based on Santander Brasil's financial statements for the fiscal year ended December 31, 2020, audited by PricewaterhouseCoopers Auditores Independentes. According to the appraisal report, attached hereto as **Exhibit A** ("Appraisal Report"), the total book value of the spun-off assets to be transferred to Getnet is two billion, four hundred and seventy million, five hundred and sixty-six thousand, six hundred and forty-three Brazilian Reais and three cents (BRL 2,470,566,643.03).

4.3.1 For the preparation of the Appraisal Report, the Specialized Company took into account the subsequent events occurring between December 31, 2020 and the date of the Appraisal Report, which affected Santander Brasil's net equity, as described in this Protocol and Justification and in the Appraisal Report.

4.3.2 The equity variations that occurred between the date of the Appraisal Report and the base date on which the Spin-Off is effected will be reflected in the companies in which they occurred, pursuant to article 5 of Circular Letter No. 3,017, of December 6, 2000, issued by the Central Bank of Brazil.

4.4. The Specialized Company states: (i) that it has no direct or indirect interest in relation to the Parties or, in connection with the actual Spin-Off, nor has there been any other relevant circumstance which may characterize a conflict of interest, which may prevent or affect the preparation of the Appraisal Report requested thereto, for the purposes of the Spin-Off; and (ii) there has been no action by the controlling shareholders or the managers of the Parties, in order to direct, limit, hinder or practice any acts that have or may have compromised the access, use or knowledge of information, documents or methodologies relevant to the quality of their conclusions.

5. GENERAL ASPECTS OF SPIN-OFF

5.1. If the proposal is approved, the Spin-off will be implemented as follows:

5.1.1. The Company's share capital, fully subscribed and paid up, is equal to fifty-seven billion Brazilian (BRL 57,000,000,00.00), divided into seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one (7,498,531,051) shares, being three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one (3,818,695.031) registered common shares and three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand, twenty (3,679,836.020) registered preferred shares, both without par value, and distributed among its shareholders, as follows:

Shareholder	Common Shares	Preferred Shares	Equity Interest
Banco Santander S.A.	2,696,163	0	0.036%
Grupo Empresarial Santander, S.L.	1,627,891,019	1,539,863,493	42.245%
Sterrebeeck B.V.	1,809,583,330	1,733,643,596	47.252%
Others	362,703,399	390,507,811	10.045%
Shares in Treasury	15,821,120	15,821,120	0.422%
Total	**3,818,695,031**	**3,679,836,020**	**100.00%**

5.1.2. Getnet's fully subscribed and paid-in share capital equals one billion, four hundred and twenty-two million, four hundred and ninety-six thousand, two hundred and thirty-nine Brazilian Reais and seventy-four centavos (BRL 1,422,496,239.74), corresponding to one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven (950,718,477) registered common

shares and nine hundred and sixteen million, three thousand, seven hundred and twenty-five (916,003,725) registered preferred shares, both without par value. These shares are wholly owned by the Company:

Shareholder	Common Shares	Preferred Shares	Equity Interest
Banco Santander (Brasil) S.A.	950,718,984	916,004,231	100.00%
Total	950,718,984	916,004,231	**100.00%**

6. REDUCTION OF THE COMPANY'S SHARE CAPITAL; NUMBER, TYPE AND CLASS OF GETNET SHARES TO BE ASSIGNED TO THE SHAREHOLDERS; CRITERIA USED; COMPARISON BETWEEN POLITICAL AND ECONOMIC RIGHTS OF THE SHARES OF THE CONTROLLING SHAREHOLDER AND OTHER SHAREHOLDERS BEFORE AND AFTER THE TRANSACTION; BREAKDOWN OF THE PARTIES' SHARE CAPITAL AFTER THE CONSUMMATION OF SPIN-OFF.

6.1. As mentioned above, the Spun-off Portion was valued, based on the accounting criterion, in the amount of two billion, four hundred and seventy million, five hundred and sixty-six thousand, six hundred and forty-three Brazilian Reais and three cents (BRL 2,470,566,643.03). As such portion consists in shares issued by Getnet and owned by the Company, and the spin-off will occur at book value, there shall be no impact on Getnet's share capital, nor any share dilution, and Getnet's issued and outstanding shares owned by the Company will be delivered directly to the Company's shareholders, in the same proportion of their equity interest held in the Company (not considering treasury shares), subject to the Substitution Ratio, thus not resulting in a capital increase in Getnet. The net amount to be transferred to Getnet corresponding to the goodwill (*ágio*) minus the provision to maintain the integrity of Getnet's net equity will be recorded to Getnet's accounting records as capital reserve

7. ABSENSE OF JOINT AND SEVERAL LIABILITY BETWEEN THE PARTIES

7.1. The Spin-off will be conducted in accordance with the provisions of article 233, sole paragraph, of Law No. 6,404/76, so that: **(i)** Company and Getnet will only be liable for the obligations assumed herein as a result of the Spin-off; **(ii)** neither Party shall be jointly and severally liable to the other for any obligations assumed by the other party; and **(iii)** Getnet will not be liable for any contingency related to the Spun-off Portion, whose triggering events occur prior to the Spin-off, or any other contingencies related to the activities of the Company.

8. DRAFT AMENDMENTS TO THE BYLAWS THAT SHALL BE APPROVED TO EFFECT THE SPIN-OFF

8.1. The draft amendments to the bylaws of Santander Brasil, to reflect the capital reduction resulting from the approval of the Spin-off, and of Getnet, to reflect the minimum governance requirements of the traditional listing segment of B3 shall be approved for the purposes of the Spin-off, pursuant to Exhibits B and C to this Protocol and Justification.

9. CORPORATE AND REGULATORY APPROVALS

9.1. The effectiveness of the Spin-Off will depend on the consummation of the following acts:

(i) Meeting of the Company's Fiscal Council to offer its opinion on the Company's Spin-Off with transfer of the spun-off portion to Getnet under this Protocol and Justification;

(ii) Meeting of the Company's Audit Committee to analyze, review and recommend measures and actions for the Company's Spin-Off with transfer of the spun-off portion to Getnet under this Protocol and Justification;

(iii) Meeting of the Company's Board of Directors to (A) approve the management proposal for Spin-off from the Company with the transfer of the spun-off portion to Getnet under this Protocol and Justification; and (B) to call an Extraordinary Shareholders' Meeting of the Company to: (a) ratify the contracting of the Specialized Company; (b) approve the Appraisal Report; (c) approve this Protocol and Justification; (d) approve the Spin-off from the Company, which will result in the segregation of its shares issued by Getnet; (e) authorize and ratify all the acts of the Company's managers necessary to effect the resolutions proposed to and approved by the Company's shareholders; (f) approve the reduction of the Company's share capital by the total amount of two billion Brazilian (BRL 2,000,000,000.00), from the current fifty-seven billion Brazilian Reais (BRL 57,000,000,000.00) to fifty five billion Brazilian Reais (BRL 55,000,000,000.00), without the cancellation of shares, as a result of the Spin-Off; and (g) approve the amendment to article 5 of the Company's Bylaws, to reflect the capital reduction;

(iv) Extraordinary Shareholders' Meeting of the Company to (a) ratify the contracting of the Specialized Company; (b) approve the Appraisal Report; (c) approve this Protocol and Justification; (d) approve the Spin-off, which will result in the segregation of shares issued by Getnet and held by the Company, with transfer of the spun-off portion to Getnet; (e) authorize and ratify all acts of the Company's managers that are necessary to implement the Spin-off; (f) approve the reduction of the Company's share capital by the total amount of two billion Brazilian Reais (BRL 2,000,000,000.00), from the current fifty-seven billion Brazilian Reais (BRL 57,000,000,000.00) to fifty five billion Brazilian Reais (BRL 55,000,000,000.00), without the cancellation of shares, as a result of the Spin-Off; and (g) approve the amendment to article 5 of the Company's Bylaws, to reflect the capital reduction; and

(v) Extraordinary Shareholders' Meeting of Getnet to (a) approve this Protocol and Justification; (b) approve the Spin-Off; (c) approve the application by Getnet of the registration as a publicly-held company (category A) with the Brazilian Securities and Exchange Commission and registration of the ADSs, Getnet Units and Getnet Shares with the United States Securities and Exchange Commission; (d) approve the listing of its shares and Units for trading in the traditional segment of B3 and of its ADSs, representing 1 Unit each, on the Nasdaq Stock Market (NASDAQ); and (e) amend the bylaws to reflect new provisions relating to a publicly-held company; and (f) authorize Getnet's managers to perform all the necessary and/or convenient acts for the implementation of the Spin-off.

9.2. Without prejudice to the acts indicated in the item above, the consummation of the Spin-Off shall be subject to ratification by the Central Bank of Brazil, pursuant to Resolution No. 4,122, of August 2, 2012.

10. RIGHT TO WITHDRAW

10.1. There shall be no right of the Parties to withdraw arising from the Spin-Off, considering that the Spin-Off shall not result in any of the events described in article 137, item III, of the Law No. 6,404/76.

11. MISCELLANEOUS PROVISIONS

11.1 Irrevocability and Succession. This Protocol and Justification is entered into in an irrevocable and irreversible manner and is binding upon the Parties and their respective successors on any account whatsoever.

11.2. The managers of the Parties shall be responsible for performing all acts necessary to implement the Spin-off, including filing and publishing all acts related to the Spin-Off, and write off, register and annotate the Company's enrollments at the competent federal, state and municipal agencies. It shall be incumbent upon the Santander Brasil's management to request the ratification of the Spin-Off before the Central Bank of Brazil.

11.3. This Protocol and Justification can only be amended by means of a written instrument signed by the Parties.

11.4. All documents mentioned in this Protocol and Justification shall, as of this date, be available to the shareholders of Santander Brasil at its principal place of business, on the Investor Relations website of Santander Brasil (https://www.santander.com.br/ri), and on the websites of the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br) and of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/).

11.5 The jurisdiction of the Judicial District of São Paulo, State of São Paulo, is elected to settle all matters arising out of this Protocol and Justification, to the exclusion of any other, however privileged it may be or will be.

In witness whereof, the Parties execute this "PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF SPIN-OFF FROM BANCO SANTANDER (BRASIL) S.A., WITH THE TRANSFER OF THE SPUN-OFF PORTION TO GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A." in three (3) counterparts of equal content and form, for a single purpose, in the presence of the two (2) undersigned witnesses.

São Paulo, February 25, 2021.

[Signature page of the "PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE SPIN-OFF FROM BANCO SANTANDER (BRASIL) S.A., WITH THE TRANSFER OF THE SPUN-OFF PORTION TO GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A."]

BANCO SANTANDER (BRASIL) S.A.

_______________________________	_______________________________
By:	By:
Title:	Title:

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

_______________________________	_______________________________
By:	By:
Title:	Title:

Witnesses:

_______________________________	_______________________________
Name:	Name:
Identification Document (RG):	Identification Document (RG):
CPF (Individual Taxpayer's Register):	CPF (Individual Taxpayer's Register):

EXHIBIT A

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE SPIN-OFF FROM BANCO SANTANDER (BRASIL) S.A., WITH THE TRANSFER OF THE SPUN-OFF PORTION TO GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A.

COPY OF THE ACCOUNTING APPRAISAL REPORT

(A free translation of the original in Portuguese)

Banco Santander (Brasil) S.A.

Expert report on the net assets consisting of certain assets and liabilities, based on the accounting records at December 31, 2020

(A free translation of the original in Portuguese)

Expert report on the net assets consisting of certain assets and liabilities, based on the accounting records

To the Management and Shareholders
Banco Santander (Brasil) S.A.

Information on the audit firm

1 PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the capital city of the state of São Paulo, at Av. Francisco Matarazzo, 1400, on the 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated July 31, 2020, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under No. 155,198, at February 10, 2021, represented by its undersigned partner, Mr. Edison Arisa Pereira, Brazilian, married, accountant, holder of Identity Card (RG) No. 8.569.024 , enrolled in the Individual Taxpayers Register (CPF) under No. 006.990.038-81 and the Regional Accounting Council of the State of São Paulo under No. 1SP 127241/O-0 , resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Banco Santander (Brasil) S.A. to proceed with the expert report on the net assets of Banco Santander (Brasil) S.A. (the "Bank" or the "Company"), consisting of certain assets and liabilities, identified in the next paragraph "The objective of the report" as at December 31, 2020, summarized in Attachment I, in accordance with accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Brazilian Central Bank. The results of this engagement are presented below.

The objective of the report

2 The expert report on the net assets consisting of certain assets and liabilities as of December 31, 2020 of Banco Santander (Brasil) S.A., which, as established in the protocol and justification for the spin-off is comprised of (i) the equity interest held by the Company in the share capital of Getnet Serviços para Meios de Pagamento S.A. ("Getnet"), (ii) the balance of the goodwill paid by the Company upon acquisition of shares, and (iii) the provision for maintenance of the equity integrity in the amount equivalent to the book balance of this goodwill less the amount of the tax credit related to the tax benefit for the amortization of goodwill, hereinafter referred to as "net assets after adjustments", aims at the spin-off of these assets and liabilities for their merger into Getnet.

Management's responsibility for the accounting information

3 Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the expert report.

Scope of the work and responsibility of the independent auditors

4 Our responsibility is to express a conclusion on the book value of the net assets consisting of certain assets and liabilities of the Company after the adjustments as of December 31, 2020, based on the work performed in accordance with Technical Communication 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON), which establishes the implementation of audit review procedures on the balance sheet, and CTG 2, issued by the Brazilian Federal Accounting Council (CFC), which provides for the technical and professional standards to be followed by the accountants to issue the expert reports. Accordingly, our audit of the referred accounts that register certain assets and liabilities that form the net assets after adjustments, provided for in Attachment I hereto, and that at that date were recorded in the Company's balance sheet, was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain

reasonable assurance about whether the net assets that are the object of our report are free from material misstatement.

5 An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the net assets after adjustments, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the net assets after adjustments in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6 Based on the work performed, we concluded that the amount of R$ 2,470,566,643.03, of the assets and liabilities that make up the net assets after adjustments, summarized in Attachment I, as stated in the balance sheet as at December 31, 2020, recorded in the accounting records, plus adjustments, also summarized in Attachment I, represents, in all material respects, the net assets consisting of certain assets and liabilities after adjustments of Banco Santander (Brasil) S.A., to be transferred to Getnet, evaluated in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

Other matters

7 In compliance with the requirements of the Brazilian Securities Commission, we inform that:

(a) in accordance with the professional standards established by the Brazilian Federal Accounting Council, we are not aware of any direct or indirect conflict of interest, nor of any other circumstances that represent conflict of interest, in relation to the services provided by us and which are described above; and

(b) we are not aware of any measure taken by the Company's majority shareholder or managers with the objective of directing, limiting, making difficult or practicing any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the respective conclusions.

São Paulo, February 25, 2021

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Edison Arisa Pereira
Contador CRC 1SP 127241/O-0

Attachments that are part of the Expert report on the net assets consisting of certain assets and liabilities:

Attachment I – Balance sheet of the spun-off portion of Banco Santander (Brasil) S.A.
Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

Attachment I to the Expert report on spun-off portion of Banco Santander (Brasil) S.A.

Summarized balance sheet of Banco Santander (Brasil) S.A.

December 31, 2020
Balances in Brazilian reais

A free translation of the original in Portuguese

Assets	Banco Santander (Brasil) S.A. at 31/12/2020	Book value of net assets to be spun off at base date (1) 31/12/2020	Adjustments to events after the reporting period (2)	Net assets after adjustment to be transferred to Getnet Serviços para Meios de Pagamento S.A. 31/12/2020	Net assets of Banco Santander (Brasil) S.A. after spin-off 31/12/2020
	(A)	(B)	(C)	(B) + (C) = (D)	(A) - (B)
Current assets and long-term receivables	**954.816.866.763,18**		**398.533.245,96**	**398.533.245,96**	**954.816.866.763,18**
Cash and cash equivalents	19.522.249.881,78				19.522.249.881,78
Short-term interbank investments	143.904.086.955,09				143.904.086.955,09
Marketable securities and derivative financial instruments	248.098.785.674,61				248.098.785.674,61
Interbank accounts	75.811.462.001,99				75.811.462.001,99
Loans and leasing transactions	259.064.932.793,25				259.064.932.793,25
Other credits	206.606.169.518,46		398.533.245,96	398.533.245,96	206.606.169.518,46
Other assets	1.809.179.938,00				1.809.179.938,00
Permanent assets	**35.407.880.236,94**	**3.029.294.625,07**	**(957.261.228,00)**	**2.072.033.397,07**	**32.378.585.611,87**
Investments	23.208.562.341,13	2.072.033.397,07		2.072.033.397,07	21.136.528.944,06
Property and equipment	6.102.538.866,21				6.102.538.866,21
Intangible assets	5.139.517.801,60				5.139.517.801,60
Goodwill	957.261.228,00	957.261.228,00		957.261.228,00	-
Provision for maintenance of the equity integrity	-		(957.261.228,00)	(957.261.228,00)	-
Total assets	**990.224.747.000,12**	**3.029.294.625,07**	**(558.727.982,04)**	**2.470.566.643,03**	**987.195.452.375,05**
Liabilities and equity					
Current and long-term liabilities	**910.727.887.276,50**				**910.727.887.276,50**
Deposits	392.471.480.393,39				392.471.480.393,39
Funds obtained in the open market	159.971.460.893,71				159.971.460.893,71
Funds from acceptance and issue of securities	87.059.807.062,50				87.059.807.062,50
Interbank accounts	25.222.858,47				25.222.858,47
Interdepartmental accounts	4.831.517.958,47				4.831.517.958,47
Borrowings	67.720.151.300,13				67.720.151.300,13
Derivative financial instruments	35.127.126.014,54				35.127.126.014,54
Other obligations	163.521.120.795,29				163.521.120.795,29
Deferred income	**313.983.418,33**				**313.983.418,33**
Equity	**79.182.876.305,29**	**3.029.294.625,07**	**(558.727.982,04)**	**2.470.566.643,03**	**76.153.581.680,22**
Capital	57.000.000.000,00	2.000.000.000,00		2.000.000.000,00	55.000.000.000,00
Capital reserves	302.665.100,76				302.665.100,76
Revenue reserves	23.128.796.813,72	1.029.294.625,07	(558.727.982,04)	470.566.643,03	22.099.502.188,65
Carrying value adjustments	(1.248.585.609,19)				(1.248.585.609,19)
					-
Total liabilities and equity	**990.224.747.000,12**	**3.029.294.625,07**	**(558.727.982,04)**	**2.470.566.643,03**	**987.195.452.375,05**
Representativeness (%) of the spun-off portion in relation to equity of Banco Santander (Brasil) S.A. after adjustments.	100,0000%			3,1422%	96,8578%

(1) Pursuant to the protocol and justification for the partial spin-off, it refers to the book balance of the investment, including the balance of unamortized goodwill and the balance of tangible assets identified in the acquisition of the investment held by the Bank in the subsidiary Getnet of which Banco Santander (Brasil) S.A. has an interest of 100% of the share capital.

(2) Pursuant to the protocol and justification for the partial spin-off, it refers to the provision for maintenance of the equity integrity, in the amount equivalent to the book balance of the goodwill of the investment in Getnet, less the amount of the tax credit related to the tax effects of the amortization of the goodwill, according to BACEN Circular 3,017 and CVM Instructions 319/99 and .349/01.

(A free translation of the original in Portuguese)

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerate (Conglomerate Santander) under the authority of the Brazilian Central Bank (Bacen), established as a corporation, with head headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia – São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing and foreign exchange. Through its subsidiaries, the Bank also operates on the segments of payment industry, shares club management, securities and insurance brokerage operations, consumer finance, payroll-deductible loans, digital platforms, management and recovery of nonperforming loans, capitalization and pension plans, and supply and management of food, meal and other vouchers. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

2. Presentation of Financial Statements

The individual financial statements of Banco Santander (Brasil) S.A., which include its dependence abroad (Bank), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN), Central Bank of Brazil (Bacen) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management.

CMN Resolution No. 4,818/2020 and Resolution Bacen No. 2/2020 established general criteria and procedures for the preparation and disclosure of the Financial Statements. The Resolution BCB nº 2/2002, revoked the Circular Bacen n º 3959/2019 and is effective from January, 2021, being applicable in the preparation, publication and submission of Financial Statements as from its effective date, encompassing the Financial Statements of December 31, 2020. The mentioned regulation, among other requirements, determined the presentation in explanatory notes, on a segregated way, the recurrent and non-recurrent profits. Leasing operations have been reclassified in order to reflect its financial position according to the financial method.

The preparation of financial statements requires Management estimates that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management's judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates. The main estimates are provision of allowance for loan losses, realization of the tax credit, provision for judicial, civil, tax and labor proceedings, pension plan and the fair value of financial assets.

3. Significant Accounting Policies

a) Income Statement

The income statement accounting method is determined based on the accrual method and include income, charges, monetary adjustment and exchange rate changes, calculated at official rates and rates, pro rata on assets and liabilities adjusted up to the balance sheet date.

b) Functional Currency Functional Currency and Presentation Currency

CMN Resolution nº 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Central Bank that hold investments abroad:
I - effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - of operations for hedge purposes of foreign exchange variation of investments abroad. These changes did not impact the financial statements Banco Santander in the year 2019.
The functional currency is considered the currency of the main economic environment in which the entity operates.

(A free translation of the original in Portuguese)

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander and its subsidiaries, including its overseas subsidiary and branch. Assets and liabilities of foreign branchs and subsidiary are converted in real as follows:

- Assets and liabilities are converted at the exchange rate on the balance sheet date; and
- Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

They are stated at their realizable and/or settlement amounts and they include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to decrease the cost of assets at their market values (fair value) or realization. Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity date, are classified in current asset, according to the Bacen rule Circular 3,068/2001.

d) Cash and Cash Equivalents

For the cash flows statement purposes, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, with insignificant risk of change in its value or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

They are stated at their settlement amounts and include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank's own fixed income securities used as ballast in the repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

To perform sales transactions with repurchase agreements the Bank also uses third-party securities as ballast. Those operations are registered as funded position in the balance sheet

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the financed position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired in a reverse repurchase agreement are transferred to the funded status when used as ballast for the sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For the operations with free movement agreements, at the moment of the definitive sale of the securities acquired with resale agreement, the liability account referred to this operation must be evaluated by the securities' market value.

f) Securities

According to the Bacen rule Circular 3,068, securities are stated and classified into the following categories and accounting evaluation:

I. Trading securities;
II. Available-for-sale securities; and
III. Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in income statement for the period, when relating to securities classified into the trading category; and

(2) A separated account in stockholders' equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to market value recorded on sale of these securities are transferred to the income statement for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the sale value of securities classified into available-for-sale and held-to-maturity are recognized in the income statement of the period.

g) Derivatives Financial Instruments

According to the Bacen rule Circular 3,082 derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made by customers' request, as self-employed, or that are not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are recorded at market value, with realized and unrealized gains and losses recorded in the income statement for the period.

Derivative financial instruments designated as part of a framework of protection against risks (hedge) can be classified as:

I. Fair value hedge; and
II. II. Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to market value, considering the following:

(1) For those classified in category I, the valuation or devaluation is recorded as a contra entry to the appropriate income or expense account, net of tax effects, in the income for the period; and
(2) For those classified in category II, the increase or decrease in their amount of the effective portion is recorded against a separated account in stockholders' equity, net of tax effects.

Some hybrid financial instruments contain both derivative financial instrument and non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts.

We don't have net investment hedge in foreign operations as defined by the resolution CMN nº 4,524.

h) Credit portfolio and provision for losses

The credit portfolio includes credit operations, leasing operations, advances on foreign exchange contracts and other credits with credit granting characteristics. It is stated at present value, considering the indexes, interest rates and agreed charges, calculated pro rata day until the balance sheet date. For operations overdue from 60 days, the recognition in revenue will only occur when it is actually received.

Normally, the Bank writes off credits for losses when they are overdue for more than 360 days. In the case of long-term credit operations (over 3 years), they are written off when they are 540 days overdue. The credit operation written off for loss is recorded in a memorandum account for a minimum period of 5 years and while all collection procedures have not been

exhausted. Credit assignments without risk retention result in the write-off of the financial assets subject to the transaction, which are now kept in a memorandum account. The result of the assignment is fully recognized when it is realized.

As of January 2012, as determined by CMN Resolution No. 3,533 / 2008 and CMN Resolution No. 3,895 / 2010, all credit assignments with substantial risk retention will have their results recognized for the remaining terms of the operations, and financial assets assignment objects remain recorded as credit operations and the amount received as obligations for sale or transfer of financial assets.

Provisions for credit operations are based on the analysis of outstanding credit operations (past due and falling due), past experience, future expectations and specific risks of the portfolios and the risk assessment policy of Management in setting up provisions, as established by CMN Resolution No. 2,682 / 1999.

CMN Resolution No. 4,855 of September 24, 2020, is effective from January 2021, determines that, for the criteria for the provision of operations carried out within the scope of programs instituted with the purpose of facing the effects of the COVID-19 pandemic on the economy, in which resources are shared or of risks between the Union and participating institutions or guarantee provided by the Union, the percentages defined in Resolution No. 2,682, should be applied only to the portion of the book value of the operation, whose credit risk is held by the institution. In cases of transfer to loss, the amount taken to clearing accounts must be 100% of the balance of the transaction.

h.1) Credit Operation Restructuring

CMN Resolution 4,803, subsequently amended by CMN Resolution No. 4,855 mentioned above, allowed Financial Institutions to reclassify operations renegotiated between March 1 to December 31, 2020 to the level at which they were classified on February 29, 2020 (redaction given by Resolution 4,855), not including those operations with a delay equal to or greater than fifteen days on February 29, 2020 and which present evidence of inability to honor the obligation under the new conditions agreed.

i) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal ("discontinued operations"), whose sale in their present condition is highly probable and is expected to occur within one year. Other assets refer mainly to assets not for own use, being composed basically of properties and vehicles received as payment.
Non-current assets held for sale and assets not for own use are generally recorded at the lower amount between the fair value less sale costs and their carrying amount at the date of classification in this category, and they are not depreciated.

j) Prepaid Expenses

Funds used in advance payments, whose benefits or services will be provided in future years, are allocated to profit in accordance to the terms of the related agreements.

j.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution n° 4,294 and Central Bank Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents responsible for origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new credit operation originated and (ii) 3% of the transferred value (portability).

Such commissions must be fully recognized as expenses when they are incurred.

k) Investments

Adjustments to investments in affiliates and subsidiaries are measured by equity method of accounting and recorded as investments results in affiliates and subsidiaries. Other investments are stated at cost, method reduced to their recoverable value, when applicable.
Change in Scope of Consolidation - Consists of the disposal, acquisition or change of control of an investment.

(A free translation of the original in Portuguese)

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

l) Fixed Assets

It is stated at acquisition cost, net of the respective accumulated depreciations and is subject to the assessment of the recoverable value in annual periods. The depreciation of fixed assets is determined under the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

m) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized until 10 years, based on expected future earnings and it is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

The rights over the acquisition of payroll services are registered by the amount paid. Those services are related to payroll processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. The amount paid is allocated to income statement according to the terms of the respective agreements. Software acquisition and development expenses are amortized over a maximum of 5 years.

n) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are mainly recognized in accordance with the criteria below:

• Mathematical Provisions for Benefits to Grant and Granted (PMBaC and PMBC)

The PMBaC are estimated based on the contributions collected through the financial regime of capitalization. The PMBC represents obligations taken in the form of continued income plans, being constituted based on the actuarial calculations for traditionals types of plans.

• Complementary Coverage Provision (PCC)

The PCC shall be estimated when the insufficiency is detected in the technical provisions due to the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are elaborated according to the following criteria:

• Mathematical provisions for redemption results from the accumulation of percentages applicable on payments made, capitalized with the interest rate predicted in the plan and updated through the Basic Reference Rate (TR);

• Provision for redemption of anticipated securities is estimated from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of redemption estimated at the time of securities cancellation and the provision for redemption of the matured securities is estimated after the end of the securities validity;

• Provision for raffles to be held is estimated based on a percentage of the installment paid and it aims to cover the raffles which the securities will compete, but that they have not been carried out yet. The provision of raffles payable is estimated for the securities raffled, but which have not been paid yet; and

• Administrative expenses provision aims to reflect the present value of future expenses of capitalization securities whose duration extends from the date of its constitution.

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

o) Employees Benefit Plans

Post-employment benefit plans include the following commitments taken by the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death of eligible employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries, as the sponsoring entity pays fixed contributions to a pension fund during the duration of the beneficiary's employment contract, not having a legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods. The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 34. For this type of plan, the sponsoring entity's obligation is to provide the employees with the agreed benefits, assuming the potential actuarial risk that benefits might cost more than estimated.

Since January 2013, Banco Santander applies the CPC 33 (R1) which establishes the full recognition in a liability account when actuarial losses not recognized (actuarial deficit) will occur, with the counterpart in a equity´s account (other valuation adjustments).

Main Definitions

– The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee´s service in the current and past periods, without deducting any plan´s assets.

– Deficit or surplus is: (a) the present value of the defined benefit obligation, minus (b) the fair value of plan´s assets.

– The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to pay all benefits for plan´s employees or a sponsoring entity´s obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

– Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

– Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period. – The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are allocated to the income statement in the lines of other operating expenses - actuarial losses - retirement plans and personnel expenses.

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external specialized consulting entity and approved by Management at the end of each year to be effective for the subsequent period.

p) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition.

The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) and it may be reduced, if it does not achieve the goals of the Return on Risk Weighted Assets (RoRWA) modifier, comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated.

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to grant.

Settlement in Cash

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services rendered and the corresponding liabilities incurred in the fair value appreciation of the shares at grant date and until the liability is settled. The fair value of liability is revaluated at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the income statement. In order to recognize the staff costs with the counterparty on the wages payable provisions throughout the validity period, reflecting how the services are rendered, the Bank registers the total liability measurement based on the best estimative of the right of the shares appreciation that will be acquired at the end of the validity period and recognizes the value of the services rendered during the validity period based on the best available estimative. Periodically, the Bank evaluates its estimative over the number of stock appreciation rights to be acquired at the end of the grace period.

Variable Compensation Referenced in Shares

In addition to managers, all employees in position of risk takers receive at least 40% of their variable compensation deferred by at least three years and 50% of the total variable compensation in shares (SANB11), conditioned to their permanence in the Group throughout the duration of the plan. The plan is subject to Malus and Clawback clauses application, according to which deferred installment of variable compensation may be reduced or canceled in the event of non-compliance internal rules and exposure to excessive risks. The fair value of the shares is calculated by the average of the final daily quotation of the shares in the last 15 (fifteen) trading sessions immediately preceding the first business day of the granting month.

q) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the trade price. They are subsequently measured at amortized cost with expenses recognized as a financial cost. Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are recognized as such due to the fact that they contain both a debt instrument (liability), and an equity component (embedded derivative).
The recognition of a compound instrument consists in a combination of (i) a main instrument, which is recognized as an entity's genuine liability (debt) and (ii) an equity component (derivative convertible into common shares). In accordance to the COSIF, the hybrid capital and debt instruments represents obligations of issuers (financial institutions) and should be recorded in specific accounts of the liabilities adjusted according for the effect of exchange rate variation, when denominated in foreign currency. All the yield related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) shall be accounted as expenses of the period, in compliance with the accrual basis method.
Related to the stockholders' equity component, your registration occurs at the initial moment based in its fair value, if it is different from zero.

r) Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are involved in judicial and administrative lawsuits related to tax, labor and civil, in the normal course of their activities. The provisions include legal obligations, judicial and administrative lawsuits related to tax and social security obligations, whose matter is to challenge their legality or constitutionality where, regardless the assessment of their loss probability, the amounts are fully recognized in the financial statements. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the financial outflows and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others. Judicial and administrative provisions are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity, and history of the actions and the opinion of the internal legal counsel and the best information available. For lawsuits for which the risk of loss is possible, provisions are not recorded and the information is disclosed in the notes to the

financial statements (Note 22.h) and for proceedings for which the risk of loss is remote, no disclosure is made. Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions in lawsuits from the past with the same matter, when no further claims are applicable, characterizing the success in such litigation. Contingent assets with the risk of success as probable, if any, are only disclosed in the financial statements. In lawsuits with favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered new lawsuits and will they be evaluated for contingent liability purposes if and when they are filed.

s) Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS)

The PIS (0.65%) and COFINS (4.00%) are calculated on the gross revenue related to the main activity of the legal entity. The financial institutions may deduct funding expenses in the establishment of the amount base for calculation. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

t) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on profit, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 15% for financial institutions, insurance and capitalization companies and 9% for other companies, applied on profit, after adjustments required by tax legislation. The rate of Social Contribution Tax on Net Profit (CSLL), for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

Deferred tax credits and liabilities are basically calculated on the temporary differences between the accounting and taxable income, tax losses, negative basis of social contribution and adjustments to market value of securities and derivative financial instruments. The recognition of deferred tax credits and liabilities is made at the rates applicable to the period in which the asset is realized and / or the liability is settled. According to the current regulation, the tax credits are recognized to the extent that it is probable its recovery with the base of future taxable income generation. The expected realization of the tax credits is based on the projections of future earnings supported by a technical study.

u) Interest on shareholders' equity

Published on December 19, 2018, effective as of January 1, 2019, the CMN Resolution nº 4,706 has prospective application and determines procedures for the accounting of capital remuneration. The Resolution decides that Interest on Shareholders' Equity should be recognized as soon as they are declared or proposed and thus constitute a present obligation at the balance sheet date and, in compliance with this determination, this capital remuneration must be recorded in a specific account in Shareholders' Equity.

v) Impairment of Assets

The financial and non-financial assets are valued at the end of each period in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

w) Results-based Payments and Advances

Resolution No. 4,797 was revoked, and replaced by Resolution No. 4820, which takes effect from May 29, 2020 and determines that financial institutions and other institutions authorized to operate by the Central Bank of Brazil are prevented from:
(i) remunerate own capital, including in the form of prepayment, above:
(a) amount equivalent to the minimum mandatory dividend, including in the form of interest on capital, in the case of institutions incorporated in the form of a joint stock company;
(b) amount equivalent to the minimum profit distribution established in the articles of association in the case of institutions incorporated in the form of limited liability companies
(ii) repurchase own shares (it will only be allowed if through stock exchanges or an organized over-the-counter market, up to the limit of 5% (five percent) of the shares issued, including the shares recorded in treasury at the entry into force of this Resolution);

(iii) Reduce the social capital, except in cases that are mandatory, in accordance with the governing legislation or when approved by the Central Bank;
(iv) increase any remuneration, fixed or variable, of directors and members of the board of directors, in the case of corporation, administrators, in the case of limited companies; The amounts subject to the aforementioned prohibitions cannot be subject to a future disbursement obligation, and these prohibitions apply as of the publication date of Resolution No. 4,797 (on April 6, 2020) and December 31, 2020 and must be observed regardless of the maintenance of funds in an amount higher than the Additional Principal Capital (ACP), which are dealt with in Resolutions No. 4,193, of March 1, 2013, and 4,783, of March 16, 2020.
Any anticipation of the amounts mentioned in items "a" and "b" of item I must be carried out onservatively, consistent and compatible with the uncertainties of the current economic situation.

x) Deferred Income

It refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees provided and credit card annual fees. The allocation to income statement is made in accordance with the terms of the agreements.

y) Minority Interest

The non-controlling interests (minority interests) is recorded in a separate equity account of the controlling entity in the consolidated financial statements.

z) Financial Guarantees

CMN Resolution nº 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016 established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, applied prospectively as from January 1, 2017.

Losses associated with the likelihood of future disbursements linked to financial guarantees provided are measured in accordance with recognized credit risk management models and practices and based on consistent information and criteria, verifiable.

The provision should be sufficient to cover probable losses over the term of the guarantee provided and are evaluated periodically.

aa) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

- Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and;
- Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

EXHIBIT B

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE SPIN-OFF FROM BANCO SANTANDER (BRASIL) S.A., WITH THE TRANSFER OF THE SPUN-OFF PORTION TO GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A.

DRAFT BYLAWS OF BANCO SANTANDER (BRASIL) S.A.

BANCO SANTANDER (BRASIL) S.A.
Publicly-held Company with Authorized Capital
CNPJ/MF no. 90.400.888/0001-42
NIRE 35.300.332.067

BYLAWS

TÍTULO I
DA DENOMINAÇÃO, SEDE, FORO, DOMICÍLIO E OBJETO SOCIAL

Art. 1. BANCO SANTANDER (BRASIL) S.A. (the "**Bank**" or the "**Company**"), a private legal entity, is a joint stock company governed by these Bylaws and by the legal and regulatory provisions that apply to it.

Art. 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo.

Art. 3. The Company is established for an indefinite period of duration.

Art. 4. The Company's corporate purpose is the performance of lending and borrowing and accessory operations, inherent to the related authorized Portfolios (Commercial, Investment, Credit, Financing & Investment, Mortgage Loan and Lease), as well as Foreign exchange and Securities Portfolio Management operations, besides any other operations permitted to both companies, as set forth in legal and regulatory provisions, it being permitted to hold interest in other entities, as a partner or shareholder.

TITLE II
SHARE CAPITAL AND SHARES

Art. 5. The share capital is fifty five billion Brazilian reais (R$55,000,000,000.00), consisting of 7,498,531,051 (seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one) are common shares and 3,679,836,020 (three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand and twenty) are preferred shares, all registered without par value.

Paragraph 1. The Company is authorized to increase its share capital, by resolution of its Board of Directors, independently of any amendment to its Bylaws by up to a total limited to nine billion ninety million nine hundred and nine thousand and ninety (9,090,909,090) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

Paragraph 2. When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his own name and on behalf of the other shareholders, as their fiduciary agent, with the undertaking to transfer to them, within the

period of the preemptive rights, the shares to which he has a right in virtue of his preemptive rights in the subscription of the capital increase and any amounts left over.

Paragraph 3. Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.

Paragraph 4. Within the limit of authorized capital and under the plan approved by the General Meeting, the Bank can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

Paragraph 5. Each common share entitles its holder to one vote at the General Meetings.

Paragraph 6. Preferred shares convey the following advantages on their holders:

I – dividends ten percent (10%) higher than those attributed to common shares;
II – priority in the distribution of dividends;
III – participation, on equal terms with the common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of income in suspense, reserves or any other resources;
IV – priority in the reimbursement of capital, free from premium, in the case of the liquidation of the Company; and
V – the right to be included in a public offering arising from the Transfer of Control of the Company at the same price and on the same conditions as those offered to the Controlling Shareholder Transferor, as defined in Title X of these Bylaws.

Paragraph 7. Preferred shares do not entitle the holder to a vote, except in respect of the following matters:

(a) the transformation, amalgamation, merger or split of the Company;
(b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, and between the Company and other companies in which the Controlling Shareholder has an interest, provided that, in accordance with legal or statutory provisions, they are subject to a resolution of the Company in General Meeting; and
(c) the value of assets intended to be used for paying up an increase in the Company's share capital.

Paragraph 8. All shares are registered and held in deposit accounts in the name of their holders, by the Company itself, without certificates being issued; and the cost of services for the transfer of ownership may be collected from the shareholder.

Paragraph 9. A General Meeting may, at any time, decide to convert the preferred shares into common shares, and set the conversion ratio.

Paragraph 10. The Company may acquire its own shares, subject to the authorization of the Board of Directors, with the object of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in force.

Paragraph 11. The Company may, subject to notification to BM&FBOVESPA and the publication of an announcement, suspend share transfers and share splits for a maximum period of fifteen (15) consecutive days or ninety (90) non-consecutive days during the year.

Paragraph 12. New fully paid-up shares may receive dividends in full, irrespective of the date of subscription. It will be the responsibility of the General Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

Paragraph 13. The preemptive right can be excluded or the exercise period can be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, whose placement is made through (i) sale on stock exchange or public subscription, or (ii) share exchange, in a public offering, by operation of law.

TITLE III
SHAREHOLDERS' MEETING

Art. 6. The General Meeting will ordinarily be held on or before April 30 of each year and, extraordinarily, whenever corporate interests so demand.

Paragraph 1. A General Meeting shall be convened by the Board of Directors or, in such cases as the law allows, by shareholders or by the Fiscal Council, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The General Meeting which shall consider the cancellation of the registration of a publicly company shall be convened at least thirty (30) days in advance.

Paragraph 2. A shareholder may be represented at a General Meeting by a attorney-in-fact authorized, in the manner prescribed by the current legislation, not more than a year previously, and who must be a shareholder or manager of the Company or a lawyer; and the prior deposit of the respective instrument of proxy at the Company's registered office may be required, within the period fixed in the announcements convening the meeting.

Paragraph 3. The General Meeting will fix, each year, the aggregate amount of the compensation of the managers, the Audit Committee and the Fiscal Council, if one has been appointed.

Paragraph 4. The General Meeting shall be called to order and chaired by the Chairman of the Board of Directors, or by any member of the Executive Board, except Officers without a specific designation, or by the representative of the Controlling Shareholder, who shall invite one of those present to act as Secretary to the Meeting.

Paragraph 5. It is the responsibility of the General Meeting to decide all those matters which are privy to it, in accordance with the current legislation. The resolutions of the General Meeting shall be decided by an absolute majority of votes.

TITLE IV
MANAGEMENT

Art. 7. The Company shall be managed by a Board of Directors and an Executive Board.

Art. 8. Only individual persons may be elected as members of the management bodies; the members of the Board of Directors may or may not be shareholders or residents in the country, and the members of the Executive Board may or may not be shareholders, but must be resident in the country.

Art. 9. The managers shall be appointed to their positions through instruments of investiture registered in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, irrespective of the provision of any security, after their names have been approved by the Central Bank of Brazil and once the applicable legal requirements have been complied with.

Sole paragraph. The instrument of investiture shall be signed within thirty (30) days of the approval of the appointment by the competent government authority, unless there is justification accepted by the management body to which the Director or Officer shall have been appointed, otherwise the appointment shall be subject to annulment.

Art. 10. Directors and Officers are prohibited from taking part in the consideration, approval or settlement of business or loans involving a company:

I – of which they are partners or shareholders with more than five percent (5%) of the share capital; or

II – to whose management they belong or shall have belonged up to six (6) months prior to their appointment to the position of manager of the Company.

Art. 11. A maximum of up to one third of the members of the Board of Directors may be appointed to positions on the Executive Board.

Sole Paragraph. The positions of Chairman of the Board of Directors and Chief Executive Officer shall not be accumulated by the same person.

Art. 12. Members of the Board of Directors appointed to positions on the Executive Board are entitled to receive the corresponding remuneration for the positions which they shall occupy.

Art. 13. The mandates of the members of the Board of Directors and of the Executive Board are single and concurrent. The period of management of each of the managers shall continue until a substitute shall be appointed.

CHAPTER I
THE BOARD OF DIRECTORS

Art. 14. The Board of Directors shall consist of at least five (5) members, with a maximum of twelve (12), elected at the General Meeting, with a single tenure of two (2) years, each year being calculated as the period between two (2) Annual General Meetings, with reelection being allowed.

Paragraph 1. At the General Meeting which is held to consider the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

Paragraph 2. At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as defined in Paragraph 3 of this Article 14. If the observance of this percentage shall result in a fractional number of directors, rounding shall take place as

follows: (i) rounding up to the next whole number above if the fraction is 0.5 (five tenths) or higher; or (ii) rounding down to the next whole number below if the fraction is less than 0.5 (five tenths).

Paragraph 3. For the purposes of this article, the term "Independent Director" means the Director who: (i) has no relationship with the Company, other than interest in the share capital; (ii) is not a Controlling Shareholder (as defined in article 40 hereof), spouse or relative up to the second degree, is not or has not been, over the past three (3) years, related to the Company or an entity related to the Controlling Shareholder (except for the persons related to public educational and/or research institutions); (iii) was not, over the past three (3) years, an employee or officer of the Company, the Controlling Shareholder or an entity controlled by the Company; (iv) is not a supplier/provider or buyer/taker, either direct or indirect, of the Company's services and/or products, to an extent that implies loss of independence; (v) is not an employee or manager of a company or entity that is supplying or demanding services and/or products to the Company, to an extent that implies loss of independence; (vi) is not a spouse or relative up to the second degree of any manager of the Company and (vii) does not receive any other compensation from the Company besides that payable as a director (earnings in cash arising from interest in the share capital are excluded from said restriction). Independent Director is also that person elected in a separate election by holders of voting shares representing no less than fifteen percent (15%) of total voting shares or holders of shares without voting rights or with restricted vote representing ten percent (10%) of the share capital, as set forth in article 141, Paragraphs 4 and 5, of Law 6404/76. The qualification as Independent Director should be expressly set out in the minutes of the General Meeting that elected him/her.

Paragraph 4. At the end of their tenure, members of the Board of Directors shall continue to carry out their duties until new elected members take office.

Paragraph 5. A member of the Board of Directors shall not have access to information or take part in meetings of the Board of Directors relating to matters concerning which the member has or represents interests conflicting with those of the Bank.

Paragraph 6. The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without decision powers, always with the purpose of advising the Board of Directors, comprised by members nominated by the Board among the members of the management and/or other persons directly or indirectly connected with the Bank.

Art. 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by the majority of the votes of the members attending the General Meeting that appoints the members of the Board of Directors, subject to the provisions set forth in Paragraph 3 in the events of vacancy or temporary absences or impediments in the positions of Chairman and Vice Chairman.

Paragraph 1. The Chairman of the Board of Directors shall be replaced by the Vice Chairman during temporary absences or impediments. During temporary absences or impediments of the Vice Chairman, the Chairman shall appoint a substitute among the remaining members. In the event of temporary impediments or absences of the other members of the Board of Directors, each Director shall appoint a substitute among the other members.

Paragraph 2. The replacements provided for in this Article which result in the accumulation of positions will not imply the accumulation of fees or other advantages, nor the right to the substituted member's vote.

Paragraph 3. In case of vacancy of the position of Chairman of the Board of Directors, the Vice Chairman will assume his/her functions, remaining such post unaltered. In the event of vacancy in the position of Vice Chairman, the Chairman will nominate his/her successor among the remaining Directors. In case of vacancy of the position of Board of Directors' member, and if necessary to compose the minimum number of members mentioned on caput of Article 14 of this Bylaws, the Board of Directors shall nominate/appoint, ad referendum of the next General Meeting to be held, his/her successor.

Art. 16. The Board of Directors will normally meet four (4) times in each year, but meetings may be held more frequently if the Chairman of the Board of Directors shall so desire.

Paragraph 1. The call notices for the meetings will be made through a notice in writing delivered to each member of the Board of Directors within at least five (5) business days in advance, unless the majority of the members in exercise determines a lower term, but not below forty eight (48) hours, as set forth in Paragraph 3 hereof.

Paragraph 2. The notices shall indicate the place, date and time of the meeting, and shall include a summary of the agenda.

Paragraph 3. The presence of all the members shall permit meetings of the Board of Directors to be held without prior notice.

Paragraph 4. The meetings of the Board of Directors should be held at the Company's head offices, or, if so decided by all Directors, in another place. The members of the Board of Directors can also meet by means of conference call or video conference or any other similar communication means, which will be conducted on real time, and be considered as one single act.

Paragraph 5. The meetings of the Board of Directors will be valid if attended by a minimum quorum of fifty percent (50%) of the elected members. If no quorum exists at the appointed time, the Chairman shall call a new meeting of the Board of Directors, giving at least two (2) business days' notice, and the reconvened meeting may be held without the need for a quorum. Matters not on the agenda for the original meeting of the Board of Directors may not be considered at the reconvened meeting, unless all the members are present and expressly agree to the new agenda.

Paragraph 6. The secretary of the meetings of the Board of Directors will be appointed by the chairman of the meeting and all resolutions will be included in the minutes drafted in a specific book, and those that affected third parties should be published.

Paragraph 7. The resolutions of the Board of Directors will be made by the majority of votes among the attending members.

Art. 17. In addition to the attributes accorded by law or by the Bylaws, the Board of Directors will be responsible for the following:

I. To comply with and to ensure compliance with these Bylaws and resolutions of General Meeting;

II. to set the general guidelines for the business and operations of the Company;

III. to appoint and dismiss Officers and to define their duties;

IV. to set the compensation, the indirect benefits and the other incentives of the Officers, within the global management compensation limits approved in the General Meeting;

V. to monitor the management performance of the Officers; to examine the Company's books and documents at any time; to request information about agreements entered into or being negotiated and about any other acts;

VI. to choose and to dismiss the independent auditors and to fix their compensation, as well as to call on them to give the explanations that it may consider necessary about any matter;

VII. to give an opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Bank and to approve their presentation to the General Meeting;

VIII. to approve and to review the annual budget, the capital budget and the business plan, and to formulate a capital budget proposal to be submitted to the General Meeting for the purpose of profits retention;

IX. to decide on the convening of General Meetings, when considered necessary or under the terms of Article 132 of Law No. 6.404/76;

X. to submit to the Annual General Meeting a proposal for the appropriation of the net income for the period, and to examine and consider the six-monthly balance sheets, or balance sheets raised at shorter periods, and the payment of dividends or interest on own capital arising from these balance sheets, as well as to consider the payment of interim dividends out of accumulated profits or revenue reserves existing as of the last annual or six-monthly balance;

XI. to submit proposals to the General Meeting for the increase or reduction of the share capital, reverse splits, bonus issues or splits of the Company's shares, and amendments to the Bylaws;

XII. to present proposals to the General Meeting for the liquidation, merger, split or amalgamation of the Bank;

XIII. approve the Bank's capital increase, regardless of amendment to the Bylaws, within the limits set forth in Paragraph 1 of article 5 hereof, by setting the price, payment date and share issuance conditions, as well as the issuance of credit securities and convertible instruments within the limits set forth in Paragraph 1 of article 5 hereof, it being also permitted to exclude the preemptive right or reduce the exercise periods in the issuance of shares, subscription warrants, credit securities and other convertible instruments, whose placement is made through sale on stock exchange or public subscription or public offering, as set forth in the law;

XIV. to consider the issue of subscription warrants, as provided in Paragraph 3 of article 5 of these Bylaws;

XV. to grant, after approval at the General Meeting, share purchase options to managers, employees or individuals who provide services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved by the General Meeting;

XVI. to resolve on the negotiation with the Company's shares for cancellation or to be held in treasury for subsequent disposal, subject to the pertinent legal provisions;

XVII. to fix the amount of profit sharing for officers and employees of the Bank and of its subsidiaries, with the power to decide not to offer them a share;

XVIII. to decide on the payment or credit of interest on the Company's own capital to shareholders, under the terms of the applicable legislation;

XIX. authorize the acquisition or disposal of investments in equity interests in amounts above five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting, as well as authorize the establishment of joint ventures or consummation of strategic alliances with third parties;

XX. to appoint or dismiss the Company's Ombudsman;

XXI. appoint and remove the members of the Audit Committee and Compensation Committee, fill in the vacancies due to death, resignation or removal and approve the body's internal policies, subject to the provisions of Titles VI and VII hereof;

XXII. authorize the sale of assets and properties, the creation of liens and tendering of collaterals for third-party obligations, whenever exceeding five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

XXIII. in special cases to concede specific authorization for particular documents to be signed by a single Officer, with the case being minuted in the appropriate book, except in the situations described in these Bylaws;

XXIV. approve the engagement of a share or unit bookkeeping institution;

XXV. to approve policies for the disclosure of information to the market and trading in the Bank's own securities;

XXVI. choose of specialized appraisal institutions or entities to prepare the appraisal report relating to the Bank's shares, in case of cancellation of public company registration, as set forth in Title X hereof;

XXVII. to express a favorable or unfavorable opinion on any public offer of acquisition of the shares issued by the Company, by means of an advance reasoned opinion, to be issued within up to fifteen (15) days of the publication of the offer document, which should address at least the following: (i) the suitability and the timing of the public offer of acquisition of the shares in relation to the interests of the shareholders as a whole and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer of acquisition of shares on the interests of the Company; (iii) the strategic plans in relation to the Company disclosed by the offeror; (iv) other matters which the Board of Directors may consider pertinent as well as the information required under the applicable rules established by the Securities Commission;

XXVIII. to consider any other matter which may be submitted to it by the Executive Board, and to convene members of this Board for joint meetings whenever it shall deem appropriate;

XXIX. to set up technical or consultative commissions and/or auxiliary committees, permanent or temporary, define their responsibilities and powers, other than those granted to the Board of Directors itself in terms of Article 142 of Law No. 6.404/76, and monitor their activities, in accordance with Article 14 Paragraph 6 of these Bylaws;

XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation;

XXXI. to establish rules relating to the Units, as provided for in Title XIII of these Bylaws;

XXXII. to supervise the planning, operation, control and review of the compensation policy for the Company's managers, taking into account the proposals of the Compensation Committee; and

XXXIII. to ensure that the managers' compensation policy is in accordance with the regulations issued by the Central Bank of Brazil.

Art. 18. The Chairman of the Board of Directors should:

I. call and chair the meetings;

II. call the General Meeting;

III. instruct the preparation of the meetings of the Board of Directors;

IV. designate special tasks to the Directors; and

V. call, when the body is in operation, the Fiscal Council members to assist with the meetings of the Board of Directors, whose agenda includes matters with respect to which the Fiscal Council should issue an opinion.

CHAPTER II
EXECUTIVE BOARD

Art. 19. The Company is managed and represented by the Executive Board, which shall consist of at least two (2) members, with a maximum of seventy-five (75), who may or may not be shareholders, who are resident in Brazil, elected and subject to dismissal at any time by the Board of Directors, with a single tenure of two (2) years, with the possibility of reelection. One (1) member of the Board must be designated as Chief Executive Officer (CEO), and the others may be designated Senior Executive Vice-Presidents, Executive Vice-Presidents, Investor Relations Officer, Executive Officers and Officers without a specific designation.

Paragraph 1. The members of the Executive Board shall be selected from among persons of unblemished reputation and recognized professional competence.

Paragraph 2. The designation of the positions referred to above shall be made at the time of their election.

Paragraph 3. Without prejudice to the provisions of this Article, any Officer may use the designated title with an indication of the area of responsibility.

Paragraph 4. When a new member of the Executive Board is elected, or a substitute appointed in the event of a vacancy, the termination of the mandate shall coincide with that of the other elected members.

Paragraph 5. The post of Investor Relations Officer may be assumed cumulatively with another position on the Executive Board.

Art. 20. During temporary impediments, periods of leave or absences, the CEO and the other Officers shall be substituted by a member of the Executive Board indicated by the CEO.

Paragraph 1. If the office of CEO shall become vacant, owing to death, resignation or dismissal, the members of the Board of Directors may indicate a substitute, from among the remaining members, or elect a new CEO.

Paragraph 2. When substitutions in terms of this Article shall create an accumulation of positions, they shall not result in an accumulation of fees or other advantages, nor give the right to the vote of the officer substituted; it shall be permitted, however, that when one of the members of the Executive Board shall be substituting the CEO, that member shall have a casting vote.

Art. 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.

Paragraph 1. The resolutions of the meetings of the Executive Board, except for the events set forth in Paragraphs 3 and 4 of this article, will be made by the majority of votes among the attending members, subject to the provisions set forth in item V of article 27 below, the meetings being instated:

I – with the presence of the Chief Executive Officer and any eight (8) members of the Executive Board;

II - with the presence of the two (2) Executive Vice Presidents, Seniors or not, and any seven (7) members of the Executive Board; or

III - with the presence of one (1) Senior Executive Vice President or one Executive Vice President and any ten (10) members of the Executive Board, including the Officers without specific designation.

Paragraph 2. Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be drafted and registered in the appropriate book, by the members present, with those that affect third parties being published.

Paragraph 3. The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of item X of Article 22, and of item IV of Article 27, both of these Bylaws.

Article 22. The attributions and duties of the Executive Board are:

I – to comply with and to ensure compliance with these Bylaws and the resolutions of General Meetings and of the Board of Directors;

II – to appoint representatives and correspondents, in Brazil and overseas;

III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these Bylaws, with the autonomy to schedule them in the best interests of the Company;

IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Title IX;

V – authorize the acquisition or sale of investments in equity interests with third parties, between three percent (3%) and five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting;

VI – to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of the net equity as shown in the latest balance sheet approved by the Annual General Meeting;

VII – to submit the financial statements to the Board of Directors;

VIII – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies of the Company; and

IX – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of item IV of Article 27 of these Bylaws.

Art. 23. The Executive Board shall have an Executive Committee, with decision-making capacity and with the duty to consider matters relating to the management of the business, operational support, human resources, allocation of capital, relevant projects in the areas of technology, infrastructure and services of the Company and of the entities comprising the Santander Group in Brazil, and other attributes that shall be established by the Board of Directors from time to time.

Paragraph 1. The Executive Committee shall consist of the CEO, the Senior Executive Vice-Presidents and the Executive Vice-Presidents.

Paragraph 2. The Executive Committee shall draw up Internal Regulations with operating rules for its functions, as well as describing in detail the responsibilities established in this Article.

Art. 24. The Company will be represented in all acts, operations and documents that is binding upon it:

I – by any two members of the Executive Board;

II – by a member of the Executive Board together with a specifically designated attorney-in-fact to represent the Company; or

III – by two attorneys-in-fact together specifically designated to represent the Company.

Paragraph 1. Subject to the provisions set forth in Paragraph 3 of this article 24, the Company's powers of attorney will be jointly signed by any two members of the Executive Board, being one, necessarily, the CEO, or 1 (one) Executive Vice President, Senior or not. The powers of attorney should indicate the powers of the attorneys and the validity.

Paragraph 2. Two Officers will be empowered to decide on the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas.

Paragraph 3. The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the first paragraph being applicable.

Art. 25. Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company's own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

Art. 26. The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder: a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, General or quota holders' meetings of companies or investment funds in which the Company has an interest, as well as of entities in which it is a partner or affiliate.

Art. 27. In terms of Article 20 of these Bylaws, the CEO or his substitute in person must:

I - preside over and manage all the Company's business and activities;

II – comply with and ensure compliance with these Bylaws, the resolutions of General Meetings and the guidelines of the Board of Directors, and chair the meetings of the Executive Board, except in the situation described in item II of paragraph 1 and of paragraphs 2 and 3, all of Article 21 of these Bylaws, in which cases the meetings of the Executive Board may be chaired by any of its members;

III - supervise the management of the members of the Executive Board, requesting information about the Company's business;

IV – define the duties of the members of the Executive Board, except as provided in item VII of Article 22 of these Bylaws; and

V – use a casting vote in the event of a tied ballot in deliberations of the Executive Board.

Sole paragraph. It is the responsibility of:

I. Senior Executive Vice-Presidents: to assist the CEO in the discharge of the CEO's functions;

II. Executive Vice Presidents: exercise the duties assigned by the Chief Executive Officer or the Board of Directors.

III. Investor Relations Officer: (i) coordinate, manage, steer and supervise the relationship with investors, as well as represent the Bank before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, and other institutions related to the activities performed in the capital market, in Brazil and abroad; and (ii) other duties from time to time determined by the Board of Directors.

IV. Executive Officers: conduction of the activities of the Bank's departments and areas under his/her responsibility and advise the other members of the Executive Board; and

V. Officers with no specific designation: to coordinate the areas attributed to them by the Executive Board.

TITLE V
FISCAL COUNCIL

Art. 28. The Company shall have a Fiscal Council, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the General Meeting, with the possibility of reelection.

Paragraph 1. Only individual persons, resident in Brazil and meeting the legal requirements, may be elected to the Fiscal Council.

Paragraph 2. The compensation of the members of the Fiscal Council shall be fixed at the General Meeting when they are elected, subject to the provisions of Article 162, paragraph 3, of Law No. 6.404/76.

Art. 29. The Fiscal Council shall have the attributes and powers conferred on it by law.

TITLE VI
AUDIT COMMITTEE

Art. 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one)

year, extending to the date of the investiture of the substitute members and being allowed the reappointment for up to 4 (four) consecutive reelections permitted under applicable legislation.

Paragraph 1 Once the maximum limit for reappointments provided for in this Article 30 is achieved, the member of the Audit Committee may only join such body in the Company after at least three (3) years after the end of their previous term of office.

Paragraph 2 Up to one third (1/3) of the members of the Audit Committee may be reappointed to such body for an additional term of one (1) year, waiving the interstitial of three (3) years provided for in § 1, above.

Paragraph 3. When the members of the Audit Committee are to take office, its Coordinator will be appointed.

Paragraph 4. The Audit Committee shall report directly to the Company's Board of Directors.

Paragraph 5. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Audit Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;
II – recommend to the Board of Directors the hiring or substitution of the independent auditors;
III – review, prior to publication, the half-year accounting statements, including the notes, the management report and the opinion of the independent auditor;
IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;
V – evaluate compliance by the Company's management with the recommendations made by the independent or internal auditors;
VI – establish and publish the procedures for receiving and dealing with information about non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;
VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;
VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check that their recommendations or points raised have been complied with, including in regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;
IX – to meet with the Fiscal Council, if it is in session, and with the Board of Directors, at their request, so as to discuss the policies, practices and procedures identified within the scope of their respective competencies; and
X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Audit Committee Report, with due regard for the applicable legal and regulatory statutes of limitation.

Paragraph 6. Together with the six-month accounting statements, the Audit Committee shall arrange for the publication of a summary of the report referred to in item X of the previous paragraph.

TITLE VII

COMPENSATION COMMITTEE

Art. 31. The Company shall have a Compensation Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company's Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these Bylaws. The Compensation Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution's compensation policy, including the repercussions of this policy on risk management. The members of the Compensation Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

Paragraph 1. When the members of the Compensation Committee are to take office, its Coordinator will be appointed.

Paragraph 2. The Compensation Committee shall report directly to the Company's Board of Directors.

Paragraph 3. In addition to other responsibilities conferred upon it by law or regulatory rules, it is incumbent on the Compensation Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – prepare the compensation policy for the Company's management, submitting to the Board of Directors the various types of fixed and variable compensation, in addition to benefits and special hiring and dismissal programs;

III – supervise the implementation and coming into operation of the compensation policy for the Company's management;

IV – do annual reviews of the compensation policy for the Company's management, recommending corrections or enhancements to the Board of Directors;

V – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VI – propose to the Board of Directors the global amount of management compensation, for submission to the General Meeting, pursuant to art. 152 of Law 6.404 of 1976;

VII – assess future internal and external scenarios and their possible impacts on the management compensation policy;

VIII – analyse the Company's management compensation policy with respect to market practices, in order to identify significant discrepancies with respect to similar companies, proposing the necessary adjustments;

IX - to meet with the Board of Directors, at its request, so as to discuss the policies, practices and procedures identified within the scope of its respective competencies;

X – prepare on an annual basis, within 90 (ninety) days from December 31 of each year, the Report of the Compensation Committee, with due regard for the applicable legal and regulatory statutes of limitation, referring to base date December 31 of each year; and

XI – make sure that the management compensation policy is permanently compatible with the Bank's risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable laws and regulations published by the Central Bank of Brazil.

Paragraph 4. The Board of Directions may remove from office any members of the Compensation Committee at any time.

Paragraph 5. The compensation of the members of the Compensation Committee shall be set by the Board of Directors once a year.

TITLE VIII
OMBUDSMAN DEPARTMENT

Art. 32. The company shall have an Ombudsman's Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer rights and protection and conflict mediation, with a term of office of three (3) years, reelection being permitted.

Paragraph 1. The duties of the Ombudsman Department are:

I – to provide the highest-level support to demands of clients and users of products and services that have not been solved at the primary support service channels of the companies part of the Company´s Financial Conglomerate;

II - act as a communication channel between the Company and the customers and users of products and services, including the mediation of conflicts; and

III - inform the Board of Directors or, on its absence, the Company's Executive Board regarding the Ombudsman's Department activities.

Paragraph 2. The Ombudsman's Department shall enjoy the conditions for it to function properly, and the hallmarks of its work will be transparency, independence, impartiality and detachment.

Paragraph 3. The Ombudsman's Department is assured access to any information required for preparing appropriate responses to any demands received, with full support of the management, and may request information and documents, so that it can carry out its activities in the fulfillment of its duties.

Art. 33. The duties of the Ombudsman's Department involve the following activities:

I – to support, record, instruct, analyse and deal in a formal and appropriate manner with demands from clients and users of products and services of the companies comprising the Company's Financial Conglomerate;

II – to provide the clarification to the demanding client as to the progress of the demands, informing the estimated deadline for the response;

III – inform to demanding clients the term for the final reply, which cannot exceed ten (10) business days;

IV – to forward a conclusive response to clients' demands within the deadline informed in item III above;

V – to maintain the Board of Directors, or in its absence, the executive management of the companies comprising the Company's Financial Conglomerate, informed about the problems and deficiencies detected in the fulfillment of its duties and about the result of the

adopted measures by the officers and directors of the companies part of the Company's Financial Conglomerate in order to solve them; and

VI – to prepare and forward to the internal auditors, the Audit Committee and the Board of Directors, or in its absence, the executive management of the companies comprising the Company's Financial Conglomerate at the end of each six-month period, a quantitative and qualitative report about the activities performed by the Ombudsman's Department on the fulfillment of its duties.

Sole paragraph. The Board of Directors may remove the Ombudsman from office at any time, should he/she fail to comply with the duties contemplated in article 32 and the activities established in this article.

TITLE IX
FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

Art. 34. The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Central Bank of Brazil.

Art. 35. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

Art. 36. The net income ascertained after legal deductions and provisions shall be distributed as follows:

I - 5% (five per cent) to the legal reserve, until the latter reaches 20% (twenty per cent) of the share capital;

II - 25% (twenty-five per cent) of the adjusted net income, pursuant to article 202 of Law 6.404/76, shall be obligatorily distributed as mandatory dividends to all shareholders;

III – the balance, if any, may, under a proposal by the Executive Board and approved by the Board of Directors: (a) be allocated to the Dividend Equalization Reserve, which shall be limited to 50% (fifty per cent) of the share capital and shall serve to guarantee funds for payment of dividends, including as interest on equity, or advances thereon, in order to maintain the remuneration flow to the shareholders, whereby once this limit has been reached, it shall be incumbent on the General Meeting to decide on the balance, distributing it to the shareholders or to increasing the share capital; and/or (b) be retained, so as to meet the capital investment requirements stipulated in the Company's General Budget submitted by management for approval by the General Meeting and reviewed by the latter on an annual basis where the duration exceeds a fiscal year.

Sole paragraph. Profits not allocated as set forth in this article should be distributed as dividends, as set forth in Paragraph 6 of article 202 of Law 6404/76.

Art. 37. The Executive Board, as authorized by the Board of Directors, during the fiscal year, can:

I – declare dividends out of line item "profit" recorded in the semiannual balance sheet;

II – determine the preparation of quarterly, bimonthly or monthly balance sheets and declare dividends out of line item "profit" recorded in these balance sheets, provided that

total dividends paid in each six-month period of the fiscal year does not exceed the amount of capital reserves set forth in Paragraph 1 of article 182 of Law 6404/76; and

III – declare interim dividends out of line item "retained earnings" or "earnings reserves" in the last annual or semiannual balance sheet.

Paragraph 1 The dividends declared by the Executive Board, pursuant to the main paragraph, are conditional on future approval by the General Meeting.

Paragraph 2 The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual General Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to the mandatory dividends dealt with in item II of article 36 hereof, within the terms of the pertinent legislation.

Paragraph 3 Dividends unclaimed within 3 (three) years from the commencement of payment shall prescribe in favor of the Company.

Art. 38. The company's accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.

Art. 39. The General Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.

TITLE X
DISPOSAL OF CONTROL AND CANCELLATION OF PUBLIC COMPANY REGISTRATION

Chapter I - Definitions

Art. 40. for the purposes of Title X, the following terms beginning with capital letters shall have the following meanings:

"**Controlling Shareholder**" means the shareholder or Group of Shareholders exercising the Company's Controlling Power.

"**Transferor Controlling Shareholder**" means the controlling shareholder when they transfer control of the Company.

"**Controlling Shares**" means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the controlling power in the Company.

"**Outstanding Shares**" mean all shares issued by the Company, except for shares held by the Controlling Shareholder, related persons, the Bank's management and those held in treasury.

"**Disposal of Control**" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"**Buyer**" means that for whom the Selling Controlling Shareholder transfers the Controlling Shares in a Transfer of the Company's Control.

"**Group of Shareholders**" means the group of persons: (i) bound by voting contracts or agreements of any nature either directly or by means of controlled

entities, controlling entities or entities under common control, or (ii) among whom there is a control relationship; or (iii) under common control.

"**Controlling Power**" or "**Control**" means the power effectively used to steer corporate activities and instruct the operation of the Bank's bodies, directly or indirectly, actually or legally, regardless of the ownership interest held. There is assumption of ownership of control with respect to a person or Group of Shareholders that is the holder of shares ensuring the absolute majority of votes of the shareholders attending the three last General Meetings of the Company, although it is not the holder of shares ensuring the absolute majority of the voting capital.

"**Market Price**" means the Company's and its shares' price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by CVM.

Chapter II – Disposal of Control of the Company

Art. 41. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation, in order to assure them the same treatment as that afforded to the Transferor Controlling Shareholder.

Sole Paragraph. Disposal of control of the Bank depends on authorization from the Central Bank of Brazil.

Art. 42. The public offering referred in the preceding article should also be consummated:

I. in cases with remunerated assignment of share and other securities subscription rights or rights relating to convertible securities, resulting in the Disposal of Company's Control; or

II. in case of transfer of Control of an entity holding the Company's Controlling Power, in which case, the Selling Controlling Shareholder will be required to declare to BM&FBOVESPA the amount attributed to the Company in such transfer and attach a documentation corroborating it.

Art. 43. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

I. make the public offering referred to in article 41 of these Bylaws; and

II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

Chapter III – Cancellation of Registration as a Public Company

Art. 44. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the Company to make in order to cancel the Company's registration as a public Company, the minimum price offered shall reflect the economic value ascertained in an valuation report referred to in article 45 of the Bylaws, with due regard for the applicable legal and regulatory rules.

Art. 45. The valuation report dealt with in Title X of these Bylaws shall be prepared by a specialized institution or company with proven experience and independent from the Bank, its management and controlling shareholder, and from the latter's decision-making power, and said valuation shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

Paragraph 1. The selection of the specialized institution or company responsible for determining the Bank's Market Price referred to in Title X hereof is exclusively incumbent of the Board of Directors.

Paragraph 2. The costs for preparing the valuation report shall be born in full by those responsible for holding the public offering for the acquisition of the shares.

Title IV – Ordinary Provisions

Art. 46. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

Art. 47. The Company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the Company. The Company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

TITLE XI
ARBITRATION COURT

Art. 48. The Bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA ("Arbitration Regulations"), in the Regulations on Sanctions, in these Bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Paragraph 1. The arbitration procedures shall be instituted before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Paragraph 2. Without prejudice to the effectiveness of this arbitration clause, the request by the parties for urgent measures before the Arbitration Tribunal has convened shall be forwarded to the courts in the manner of section 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

Paragraph 3. Brazilian law alone shall apply to the merit of any and all controversy, as well as to the execution, interpretation and effectiveness of this arbitration clause.

Paragraph 4. The arbitration procedure shall take place in the city of São Paulo, State of São Paulo, where the arbitration award shall be delivered. Arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and ruled on in accordance with the pertinent provisions of the Arbitration Regulations.

TITLE XII
LIQUIDATION

Art. 49. The company shall be liquidated as prescribed in law, and it shall be incumbent on the General Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

TITLE XIII
ISSUANCE OF UNITS

Art. 50. The Company may sponsor the issue of share deposit certificates (hereinafter referred to as "Units" or individually as "Unit").

Paragraph 1. Each Unit will correspond to one (1) common share and one (1) preferred share issued by the Company, provided that the Board of Directors can define transitory rules for Unit breakdown in view of the approval of capital increase by the Central Bank of Brazil. During such transition period, the Units can be comprised of share subscription receipts. The Units will be book-entry.

Paragraph 2. The Units will be issued in case of primary and/or secondary offering or as requested by the shareholders that so wish, subject to the rules to be determined by the Board of Directors as set forth herein.

Paragraph 3. Only shares free from onus and liens may be the subject of deposits for issuing Units.

Art. 51. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.

Art. 52. The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these Bylaws.

Paragraph 1. The respective holder may be charged the cost of canceling and transferring the Unit.

Paragraph 2. The Company's Board of Directors can, on any time, suspend, for an indefinite period, the possibility of issuance or cancellation of Units set forth in article 50, paragraph 2 and in the main section of this article, respectively, in case of beginning of primary and/or secondary offering of Units, in the domestic and/or foreign market, it being understood that, in this case, the suspension period cannot exceed one hundred and eighty (180) days.

Paragraph 3. Units subject to burdens, lien or encumbrances may not be canceled.

Article 53. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.

Paragraph 1. The right to attend the Company's General Meetings and exercise therein all prerogatives conferred upon the shares represented by the Units, upon confirmation of ownership, is exclusively incumbent upon the holder of the Units. The holder of the Unit can be represented at the Company's General Meetings by an attorney appointed as set forth in article 6, Paragraph 2 hereof.

Paragraph 2. In the event of split, reverse split, bonus or issuance of new shares upon capitalization of profits or reserves, the following rules relating to the Units shall be observed:

(i) In the event of an increase in the quantity of shares issued by the Company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while those shares for which Units are not be issued shall be credited directly to the shareholders, without issuing Units.

(ii) In the event of a reduction in the quantity of shares issued by the Company, the depositary financial institution shall debit the Unit deposit account of the holders of the grouped shares, automatically canceling Units in a sufficient number to reflect the new number of shares held by Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while any remaining shares for which Units are not to be issued shall be delivered directly to the shareholders, without issuing Units.

Art. 54. In the event of the exercise of preemptive rights to subscribe shares issued by the Company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of preferred shares and common shares issued by the Company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

Art. 55. The holders of Units shall be entitled to receive shares arising from splits, mergers and amalgamations involving the Company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody

accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity of fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

TITLE XIV
GENERAL AND TRANSITORY PROVISIONS

Art. 56. In cases not covered in these Bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities.

* * *

EXHIBIT C

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE SPIN-OFF FROM BANCO SANTANDER (BRASIL) S.A., WITH THE TRANSFER OF THE SPUN-OFF PORTION TO GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A.

DRAFT BYLAWS OF GETNET

BYLAWS

TITLE I
CORPORATE NAME, HEAD OFFICES, JURISDICTION, DOMICILE AND CORPORATE PURPOSE

Article 1. **GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.** ("Company") is a corporation governed by the provisions hereof and by the applicable legal provisions, in particular by Law No. 6404 of December 15, 1976, as amended ("Corporations Act").

Article 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the State of São Paulo.

Sole Paragraph: The Executive Board is responsible for deciding to change the address of the Company's principal place of business and to open, transfer or close branches, agencies or offices in any location in the country.

Article 3. The Company's corporate purpose is:

(i) the provision of accreditation services for commercial establishments, individuals and service providers for the acceptance of credit and debit cards, as well as other means of payment or electronic means necessary for registering and approving non-financial transactions.

(ii) provision of services for (a) capturing, transmitting and processing data and information, through a network of various equipment, as well as other related services; (b) management of payments and receipts made to establishments accredited to its network, and other related services; and (c) installation, de-installation, monitoring, supply, maintenance, leasing and commercialization of equipment used in transaction capture networks, and other related services; (d) development and marketing or licensing software; (e) marketing products or distributing services from companies that provide registration information; (f) promoting the sale, distribution and intermediation of prepaid credits from the mobile service, fixed-line telephone, electronic ticketing and other types of prepaid services, and other related services; (g) provision of commercial support services, such as accreditation and disqualification of natural and legal persons, after-sales and out-of-court charges and other related services; (h) provision of technical, commercial and logistical infrastructure services for businesses related to the receipt of accounts from concessionaires, banks and other collection documents, and for businesses related to the provision of banking correspondent services, including other related services, and (i) promoting the sale and distribution of microchips (smart cards) for the mobile service and other modalities;

(iii) issuance of electronic money pursuant to the regulations of the Central Bank of Brazil and provision of services for: (a) management of prepaid payment accounts; (b) provision of a Payment transaction based on electronic money contributed to prepaid payment accounts; and, (c) conversion of funds into physical or book-entry

money, enabling them to be accepted with settlement in a prepaid payment account that it manages; and

(iv) the interest in other companies as partner, shareholder or quotaholder.

Article 4. The Company shall have an indefinite term of duration.

CHAPTER II
SHARE CAPITAL AND SHARES

Article 5. The Company's fully subscribed and paid-in share capital is one billion, four hundred and twenty-two million, four hundred and ninety-six thousand, two hundred and thirty-nine reais and seventy-four cents (BRL 1,422,496,239.74), divided into one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven (950,718.477) common shares and nine hundred and sixteen million, three thousand, seven hundred and twenty-five (916,003,725) preferred shares, registered and without par value.

Paragraph 1 The Company is authorized to increase the share capital, by resolution of its Board of Directors, regardless of any amendment to its organizational documents, up to the total limit of five billion (5,000,000,000) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

Paragraph 2 When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his/her/its own name and on behalf of the other shareholders, as his/her/its fiduciary agent, with the commitment to pass on to them, within the term of the preemptive right, the shares to which he/she/it is entitled by virtue of his/her/its preemptive right in subscribing for the capital increase or any amounts left over.

Paragraph 3 Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.

Paragraph 4 Within the limit of authorized capital and under the plan approved by the Shareholders' Meeting, the Company can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

Paragraph 5 Each common share entitles its holder to one vote at the Shareholders' Meetings.

Paragraph 6 Preferred shares convey the following advantages on their holders:

I – dividends ten percent (10%) higher than those attributed to common shares;

II – priority in the distribution of dividends;

III – participation, under equal terms with common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of suspended incomes, reserves or any other resources;

IV – priority in the reimbursement of capital, free from premium, in case of the liquidation of the Company; and

V – right to be included in a public offering as a result of the Sale of Control of the Company at the same price and under the same conditions offered to the Transferor Controlling Shareholder, as set forth in Chapter X of these Bylaws.

Paragraph 7 Preferred shares do not entitle the holder voting rights, except in respect of the matters listed below:

I - conversion, incorporation, merger or spin-off of the Company;

II - approval of agreements between the Company and Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has an interest, whenever they are subject to a resolution in the Shareholders' Meeting, as provided in law or in the Bylaws; and

III - appraisal of assets intended to be used for payment in full of the Company's capital increase;

Paragraph 8 All shares are registered and held in deposit accounts, under the name of their holders, by the Company itself, without certificates being issued; and the shareholder may be charged for the cost of the transfer of ownership of the shares.

Paragraph 9 A Shareholders' Meeting may, at any time, decide to convert the preferred shares into common shares, settling the conversion ratio.

Paragraph 10 The Company may acquire its own shares, upon authorization by the Board of Directors, with the purpose of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in effect.

Paragraph 11 The Company may, by means of a communication to B3 S.A. – Brasil, Bolsa e Balcão and publication of an announcement, suspend the transfer and stock split services, for a maximum period of fifteen (15) consecutive days or ninety (90) interleaved days, during the year.

Paragraph 12 The new shares, fully paid up, may receive dividends in full, regardless of the subscription date. It shall be the responsibility of the Shareholders' Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

Paragraph 13 The preemptive right may be excluded or the exercise period may be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, placement of which is made through (i) sale on

the stock exchange or public subscription, or (ii) share exchange, in a tender offer, pursuant to Law.

CHAPTER III
SHAREHOLDERS' MEETING

Article 6. The Shareholders' Meeting shall be held, ordinarily, within the first four months after the end of the fiscal year, and, extraordinarily, whenever the corporate interests so require.

Paragraph 1. The Shareholders' Meeting shall be convened by the Board of Directors or, in cases provided by law, by shareholders or by the Fiscal Council, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The Shareholders' Meeting called to resolve on the deregistration of the publicly-held company, shall be called at least thirty (30) days in advance.

Paragraph 2. A shareholder may be represented at a Shareholders' Meeting by an attorney-in-fact authorized for less than one (1) year, who must be a shareholder, Company manager or lawyer, pursuant to the Corporations Act, and the prior submission of the respective power of attorney at the Company's registered office may be required, within the period indicated in the notice of the meeting.

Article 7. The Shareholders' Meeting shall be installed and chaired by the Chairman of the Board of Directors, by any member of the Executive Board, or even by the representative of the Controlling Shareholder, who shall invite one of the attendees to act as secretary.

Article 8. The Shareholders' Meeting is responsible for resolving upon all matters that are private to it, pursuant to current legislation. The resolutions of the Shareholders' Meeting shall be taken by an absolute majority of votes.

CHAPTER IV
COMPANY'S MANAGEMENT

Article 9. The Company shall be managed by a Board of Directors and an Executive Board.

Article 10. Only natural persons may be elected to be members of the management bodies. The members of the Board of Directors may be shareholders or not, residents in the country or not, and the members of the Executive Board may be shareholders or not, residents in the country.

Article 11. Managers shall take office by means of investiture instruments drafted in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, regardless of posting bond, after the approval of their names by the Central Bank of Brazil, as well as compliance with the applicable legal requirements.

Sole paragraph. The term of investiture must be signed within thirty (30) days following the approval of the election by the competent governmental body, unless rationale accepted by the management body for which the Director or Officer has been

elected, under penalty of becoming void.

Article 12. Directors and Officers are prevented from intervening in the study, deferral or settlement of business or loans of interest to the Company:

I – that they are partners or shareholders with more than five percent (5%) of the share capital; or

II – of whose management they are members or have been a member up to six (6) months prior to their investiture in the position of manager of the Company.

Article 13. The members of the Board of Directors, up to one third (1/3), may be elected for the positions in the Executive Board.

Sole Paragraph. The offices of Chairman of the Board of Directors and of Chief Executive Officer shall not be accumulated by the same person.

Article 14. The terms of office of the members of the Board of Directors and the Executive Board are unique and coincident, and the term of office of each of the managers shall extend until the investiture of their replacement.

Article 15. The Shareholders' Meeting shall establish the annual overall remuneration of the managers and it shall be incumbent upon the Board of Directors to distribute the amount individually. Profit sharing may be attributed to the Managers, pursuant to Article 190 of the Corporations Act, subject to legal limits and provisions.

Section I
Board of Directors

Article 16. The Board of Directors shall consist of at least five (5) and at most twelve (12) members, elected by the Shareholders' Meeting, with a unified term of office of two (2) years, considering each year as the period between two (2) Annual Shareholder's Meetings, reelection being permitted.

Paragraph 1 At the Shareholders' Meeting which is held to resolve the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

Paragraph 2 At the end of the term of office the members of the Board of Directors shall remain in office until the new members are elected.

Paragraph 3 The member of the Board of Directors shall have no access to information or attend to Board meetings in connection with matters in which they have an interest, or which represent a conflict of interest with that of the Company.

Paragraph 4 The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without powers of decision, always with the purpose of advising the Board of Directors, made up of members nominated by the Board from among the members of the management and/or other persons directly or indirectly connected with the Company.

Article 17. The Board of Directors shall have one (1) Chairman and one (1) Vice-Chairman, who shall be elected by the majority of votes of those in attendance at the Shareholders' Meeting that appoints the members of the Board of Directors, subject to the provisions of §3 in the event of vacancy and in the absence or temporary impediment of the positions of Chairman and Vice-Chairman.

Paragraph 1 The Chairman of the Board of Directors shall be replaced by the Director appointed by the Vice-Chairman. In case of absence or temporary impediments of the Vice-Chairperson, the Chairperson shall appoint a substitute from among the other members. In the case of temporary impediments or absences of the other members of the Board of Directors, each director shall appoint his/her/its substitute among the other Directors.

Paragraph 2 The substitutions provided for in this article that imply the accumulation of positions shall not imply the accumulation of fees and other advantages, nor the voting right of the person replaced.

Paragraph 3 In the event of a vacancy in the position of Chairman of the Board of Directors, the Vice-Chairman shall take on his/her/its duties, his/her/its position remaining unchanged. In the event of a vacancy in the position of Vice-Chairman, the Chairman shall appoint his/her/its substitute from the remaining Directors. In the event of vacancy in the position of member of the Board, and if necessary to compose the minimum number of members referred to in the head provision of article 16 of these Bylaws, the Board of Directors shall appoint his/her/its substitute, *ad referendum* from the next Shareholders' Meeting.

Article 18. The Board of Directors shall meet, annually, four (4) times a year; however, the meetings may be held more frequently, if the Chairman of the Board of Directors so requests.

Paragraph 1 The call notices for the meetings shall be made through a notice in writing delivered to each Member of the Board of Directors within at least five (5) business days in advance, unless the majority of its acting members determine a lower term, but not below forty eight (48) hours, pursuant to Paragraph 3 of this article.

Paragraph 2 The calls shall indicate the place, date and time of the meeting, as well as, briefly, the agenda.

Paragraph 3 The presence of all members shall allow the holding of meetings of the Board of Directors, regardless of prior call;

Paragraph 4 The Board of Directors' meetings shall take place at the Company's headquarters, or, if all Directors decide, in another location. The members of the Board of Directors may also meet via teleconference, videoconference or other similar means of communication, which shall be held in real time, and considered as a single act.

Paragraph 5 The Board of Directors' meetings shall be installed with a minimum quorum of fifty percent (50%) of its elected members. If there is no installation quorum on first call, the Chairman must call a new meeting of the Board of Directors, which may be installed, on second call, to take place at least two (2) business days in advance, with any number. The matter that is not on the agenda of the original meeting of the Board of Directors cannot be considered on second call, unless all members are in attendance and they expressly agree with the new agenda.

Paragraph 6 The Board of Directors' meetings shall have one (1) Secretary appointed by who presides over them and all its resolutions shall be included in the minutes drawn up in the appropriate book, and those that produce effects before third parties shall be published.

Paragraph 7 The Board of Directors' resolutions shall be taken by majority vote among the members in attendance.

Article 19. In addition to the duties assigned by law or by the Bylaws, the Board of Directors shall:

I. comply with and to ensure compliance with these Bylaws and resolutions of Shareholders' Meeting;

II. determine the overall direction of the Company's business and operations;

III. appoint and dismiss Officers and to establish their duties;

IV. set the compensation, the indirect benefits and the other incentives of the Officers, within the global management compensation limits approved in the Shareholders' Meeting;

V. supervise the management of the Officers; examine at any time the books and papers of the Company; request information on agreements signed or to be signed and any other acts;

VI. choose and to dismiss the independent auditors establishing their compensation, as well as to call on them to give the explanations that it may consider necessary about any matter;

VII. give an opinion on the Management's Report, the Executive Board's accounts and the financial statements of the Company, and resolve on their submission to the Shareholders' Meeting;

VIII. approve and to review the annual budget, the capital budget and business plan, and to formulate a capital budget proposal to be submitted to the Shareholders' Meeting for the purpose of profit retention;

IX. decide on calling the Shareholders' Meeting, when it deems convenient to do so, or in article 132 of Law No. 6.404/76;

X. submit the proposed allocation of the fiscal year net income to the Annual Shareholders' Meeting, as well as examine and resolve on the semi-annual balance sheets or balance sheets for shorter periods, and the payment of dividends or interest on shareholders' equity deriving from said balance sheets, as well as resolve on the payment of interim or periodical dividends as retained earnings or appropriated retained earnings existing as of the latest annual or semi-annual balance sheet:

XI. submit proposals to the Shareholders' Meeting, for share capital increase or reduction, grouping, bonus or splits of the Company's stock, as well as amendments to the Bylaws;

XII. submit to the Shareholders' Meeting proposal for the Company's liquidation,

merger, spin-off and consolidation;

XIII. approve the increase in the Company's share capital, regardless of amendment to the Bylaws, within the limits authorized in paragraph 1 of article 5 of these Bylaws, setting the price, the payment term and the conditions for issuing the shares, as well as the issuance of credit securities and other instruments convertible into shares within the limits authorized in paragraph 1 of article 5 of these Bylaws, and may also exclude the preemptive right or reduce the term for its exercise in the issue of shares, subscription warrants, credit securities and other instruments convertible into shares, the placement of which is made by sale on the stock exchange or by public subscription or in a public offer for the acquisition of Control, under the terms established by law;

XIV. consider the issue of subscription warrants, as provided in Paragraph 3 of Article 5 of these Bylaws;

XV. to grant, after approval by Shareholders' Meeting, share purchase options to managers, employees or individuals providing services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved at the Shareholders' Meeting;

XVI. resolve on the negotiation with the Company's shares for cancellation or to be held in treasury and respective sale, subject to the pertinent legal provisions;

XVII. fix the amount of profit sharing for officers and employees of the Company and of its subsidiaries, with the power to decide not to offer them a share;

XVIII. decide on the payment or credit of interest on the Company's shareholders' equity to shareholders, under the terms of the applicable legislation;

XIX. authorize the acquisition or sale of investments in equity interests in amounts greater than five percent (5%) of the equity contained in the last balance sheet approved by the Annual Shareholders' Meeting, as well as to authorize the establishment of joint ventures or the achievement of strategic alliances with third parties;

XX. appoint and dismiss the Company's Ombudsman;

XXI. appoint and dismiss the members of the Audit Committee, fill vacancies that occur upon passing, resignation or dismissal and approve the body's By-Laws, subject to the provisions of Chapters VI and VII of these Bylaws;

XXII. authorize the sale of personal and real estate properties of the permanent assets, the creation of liens and provision of guarantees for third-party obligations, whenever they exceed five percent (5%) of the equity reported in the last balance sheet approved at the Annual Shareholders' Meeting;

XXIII.in special cases, grant specific authorization for particular documents to be signed by a single Officer, to be drawn-up in the appropriate book, except for the cases provided for in these Bylaws;

XXIV. approve the contracting of the institution that provides the services of bookkeeping of shares or certificate of deposit of shares ("Units");

XXV. approve policies for the disclosure of information to the market and trading with the Company's securities;

XXVI. choose the institution or company specialized in economic valuation of companies, to prepare an appraisal report for the Company's shares, in the event of cancellation of registration as a publicly-held company, as defined in Chapter X of these Bylaws;

XXVII. provide favorable or opposite statement with regard to any share acquisition public offering which purpose is the shares issued by the Company by means of a grounded previous opinion, disclosed within up to fifteen (15) days from the publication of the notice of public offer for acquisition of shares, which shall include at least: (i) the appropriateness and timeliness of the public offering for acquisition of shares regarding the interest of all shareholders and with regard to the liquidity of the securities held by them; (ii) the repercussions of the public offering for acquisition of shares on the interests of the Company; (iii) the strategic plans disclosed by the offeror in relation to the Company; and (iv) other issues deemed relevant by the Board of Directors, as well as information required by the applicable rules established by the Brazilian Securities and Exchange Commission;

XXVIII. resolve on any other matter that may be submitted to it by the Executive Board, and convening members of the Executive Board for joint meetings whenever it deems appropriate;

XXIX. create auxiliary, technical or advisory commission and/or committees, permanent or not, to define the respective responsibilities and powers other than those assigned to the Board of Directors itself under the terms of article 142 of Law 6.404/76, and to supervise its performance, as per article 16, §6 of these Bylaws;

XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation.

XXXI. establish the rules related to the Units, as provided for in Chapter XIII of these Bylaws;

XXXII. supervise the planning, operation, control and review of the management compensation policy for the Company's management; and

XXXIII. ensure that the management compensation policy adheres to the regulations disclosed by the Central Bank of Brazil.

Article 20. The Chairman of the Board of Directors shall:

I. convene and preside over its meetings;

II. call the Shareholders' Meeting;

III. guide the preparation of Board meetings;

IV. assign special duties to the Directors; and

V. call, when the body is in operation, the serving members of the fiscal council to attend the meetings of the Board of Directors, agenda of which includes matters on

which the Fiscal Council must give its opinion.

Section II
Executive Board

Article 21. The Company shall be managed by an Executive Board, pursuant to the applicable legal provisions and these Bylaws, consisting of at least three (3) and at most ten (10) Officers, shareholders or not, resident in the country and elected and dismissible at any time by the Board of Directors, among which, one (1) will be mandatorily appointed as Chief Executive Officer, and the others may be appointed Executive Vice-Presidents and Officers without specific designation.

Paragraph 1 The members of the Executive Board shall be elected from among persons of unblemished reputation and recognized professional competence.

Paragraph 2 The appointment of the positions referred to in the head provision of this article shall occur at the time of their election.

Paragraph 3 Without prejudice to the provisions of this article, any Officer may use his/her/its title plus an indication of the area for which he/she/it is answering for.

Paragraph 4 In the election of a new member of the Executive Board, or a substitute, in the event of vacancy, the term of office shall coincide with that of the other elected members.

Paragraph 5 The office of Investor Relations Officer may be taken cumulatively with another position on the Executive Board.

Article 22. In the event of absence or temporary impediment, the Chief Executive Officer shall be replaced by any other Officer appointed by the Executive Board, in a special meeting. The other Officers shall be replaced by another Officer, appointed by the Chief Executive Officer.

Paragraph 1. In case of vacancy of any of the Officers, the Board of Directors shall elect the substitute to complete the respective term of office.

Paragraph 2. For the purposes of the provisions of paragraph 1 of this Article, vacancy occurs with dismissal, death, resignation, permanent impediment, invalidity or unjustified absence for more than thirty (30) consecutive days.

Paragraph 3. The Officers shall exercise their terms of office for a period of two (2) years, being eligible for reelection, and shall remain in their positions until the investiture of their substitutes.

Article 23. It is forbidden entering into any contracts, agreements, commitments or other forms of commercial agreement between the Company and its managers, except if previously approved by the Board of Directors and provided that the conditions practiced by the market are observed.

Article 24. Respecting the powers of the Shareholders' Meeting and the Board of Directors provided for in these Bylaws, the Executive Board has the following duties:

I. comply and ensure compliance with these Bylaws and with the resolutions of the Shareholders' Meeting and the Board of Directors;

II. command the performance of the Company's business, within the general guidelines established by the Board of Directors;

III. issue and approve instructions and bylaws that it deems useful or necessary, provided that the powers of the Board of Directors is observed;

IV. represent the Company before municipal, state and federal public bodies;

V. represent the Company before financial institutions, public or private, with powers to open accounts, sign checks and cash transactions, in compliance with the provisions of these Bylaws;

VI. present the report and financial statements of each fiscal year to the Board of Directors. Together with the financial statements, the Executive Board shall present a proposal to the Board of Directors on the distribution to be given to the net income for the year, as provided for in Chapter VI of these Bylaws;

VII. decide on the creation or cancellation of positions and functions, determine compensation, by establishing job and salary policies and guidance of the Board of Directors;

VIII. provide suretyship or accommodation in transactions of interest to companies in which the Company has equity interest;

IX. authorize the acquisition or sale of investments in equity interests with third parties, comprised between three percent (3%) and five percent (5%) of the equity included in the last balance sheet approved by the Annual Shareholders' Meeting;

X. authorize the sale of assets and properties, the creation of liens and provision of guarantee for third-party obligations, whenever between three percent (3%) and five percent (5%) of the equity reported in the last balance sheet approved at the Annual Shareholders' Meeting;" and

XI. set out the functions and responsibilities of its members, according to the regulations of regulatory bodies and supervisory bodies of the Company's activities.

Paragraph 1. It is incumbent upon the Chief Executive Officer to:

(i) conduct the preparation and execution of strategic plans, in all areas of the Company, aiming at ensuring its development, growth and business continuity, in the general guidance established by the Board of Directors;

(ii) monitor the execution of the action plans of the areas, facilitating and integrating the work of the teams, aiming at optimizing efforts to achieve the Company's goals;

(iii) identify opportunities, assess feasibility and make recommendations on new investments or new business development, with a view to ensuring an appropriate return to shareholders and safeguarding the security of the Company's assets;

(iv) guarantee the practice of established governance, in line with the standards established by the Company's Board of Directors;

(v) conduct the processes of changes in the organization's culture, oriented towards the continuous search for quality and high standards of individual and collective performance;

(vi) maintain contacts with the management of companies, professional associations and government agencies to identify opportunities for expanding business or improving products, services and solutions that translate into benefits for customers, the market and the community in general;

(vii) provide actions that meet the expectations of the relationship chain (stakeholders): shareholders, controllers, customers, employees, suppliers, competitors, the community in which it operates and the environment, which strengthens relationships ensuring the sustainable growth of the Company.

Paragraph 2. It is incumbent upon the Executive Vice-Presidents to: assist the Chief Executive Officer in carrying out his/her duties, as well as perform the duties assigned to him/her by the Chief Executive Officer.

Paragraph 3. It is incumbent upon the Investor Relations Officer to: (i) coordinate, manage, direct and supervise the work of investors relations, as well as represent the Company before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, Stock Exchanges, and other institutions related to the capital market activities, in Brazil or abroad; and (ii) any other duties from time to time, as determined by the Board of Directors;

Paragraph 4. It is incumbent upon the Officers without specific designation: coordinate the areas assigned to them by the Board.

Article 25. The Officers, within their respective assignments, have broad powers of administration and management of the social businesses for the practice of all acts and the performance of all operations that are related to the Company's business purpose, except for the assumptions provided for in these Bylaws, including operations that may only be carried out with the prior resolution of the Shareholders' Meeting or the Board of Directors, as the case may be.

Article 26. Two Officers together shall be empowered to represent the Company, assuming obligations or exercising rights in any act, contract or document that entails responsibility for the Company, including providing guarantees to third party obligations, within the limits established in these Bylaws.

Paragraph 1. The Company shall also be obliged when represented: (i) by one (1) Officer together with one (1) attorney-in-fact, when so established in the mandate and pursuant to the powers granted therein; or (ii) by one (1) Officer or one (1) attorney-in-fact, when so established in the mandate and according to the extent of the individual powers; or (iii) by two (2) attorneys-in-fact together, when so established in the respective mandates and according to the extent of the powers granted therein;

Paragraph 2. Powers of attorney shall be granted by two (2) Officers together and shall specify the powers granted and the term of office, which cannot exceed one (1) year, except in the case of *ad judicia* powers of attorney, intended for defense of the Company's interests in court or in administrative procedures, which may be granted for an indefinite period.

Paragraph 3. Two Officers shall be empowered to decide on the installation, transfer or closure of branches, subsidiaries, chapters, offices or representations, in the country or abroad.

Paragraph 4 Any member of the Executive Board is responsible for the representation of the Company in court, in administrative proceedings or in acts that require the personal response from a legal representative.

Article 27. The Board of Directors shall meet validly with the presence of the majority of its respective members and shall resolve by the vote of the majority of those in attendance, called by the Chief Executive Officer, or, in his/her absences and impediments, by his/her substitute or by any other two (2) Officers jointly.

Paragraph 1. The previous call notice of the meeting as a condition for its validity shall be exempted upon the attendance of all Board members of the Company.

Paragraph 2. Minutes of the meetings are drawn up on the Book of Minutes of Meetings of the Board.

Paragraph 3. Each Officer is entitled to one (1) vote in meetings. The resolutions of the Executive Board are valid with the favorable vote of the majority of the attending Officers.

Paragraph 4. In case of a tie, the Chief Executive Officer shall cast a casting vote.

Paragraph 5. In addition to the members of the Executive Board who effectively attend the meeting, members who express their vote in writing transmitted by fax, electronic message, or any other means of communication that ensures the authorship of the document, shall be considered in attendance, as well as those who participate by conference call, videoconference or any other means of communication that allows the identification of the member and simultaneous communication with all other persons attending the meeting. The respective minutes must be subsequently signed by all members participating in the meeting.

Article 28. Acts performed by Directors, Officers, attorneys-in-fact or employees, in business foreign to the business purpose, are expressly prohibited, being null and ineffective in relation to the Company, including the provision of suretyship, accommodation, endorsement or any guarantee unrelated to the business purpose or that are contrary to the provisions of these Bylaws, with the exception of the provision of suretyship, accommodation or other guarantee necessary for the transfer and accommodation of an employee, by means of the joint signature of any two (2) Officers.

CHAPTER V
FISCAL COUNCIL

Article 29. The Company's Fiscal Council operates on a non-permanent basis, with the duties and powers provided by law, and is installed by resolution of the Shareholders' Meeting or at the request of the shareholders, in the cases provided for by law.

Paragraph 1. When installed, the Fiscal Council consists of three (3) acting and alternate members of equal number, shareholders or not, elected by the Shareholders' Meeting.

Paragraph 2. The investiture of the members of the Fiscal Council in their positions is done by a term drawn up in the appropriate book, signed by the sworn Director.

Paragraph 3. The Fiscal Council elects its President at the first meeting.

Paragraph 4. The resolutions of the Fiscal Council are always taken by majority vote and drawn up in the form of minutes in the proper book, signed by all in attendance.

Paragraph 5. The unified term of office of the members of the Fiscal Council ends at the Annual Shareholders' Meeting subsequent to that of their election.

Paragraph 6. In case of vacancy or impediment, the members of the Fiscal Council shall be substituted by their respective alternate.

Paragraph 7. In case of vacancy of the position of Fiscal Council member, the respective alternate fills the position. If there is no alternate member, a Shareholders' Meeting shall be called to proceed with the election of a member for the vacant position.

CHAPTER VI
AUDIT COMMITTEE

Article 30. The Company shall have an Audit Committee, composed of a minimum of three (3) and a maximum of six (6) members, appointed by the Board of Directors, from among persons, members or not of the Board of Directors, who fulfill the required legal and regulatory conditions for the performance of the position, including the requirements that ensure his/her/its independence, one of them with proven knowledge in the areas of accounting and

auditing, with a term of office of one (1) year, extending to the date of the investiture of the substitute directors and being allowed the reappointment for up to four (4) consecutive times, pursuant to the applicable legislation.

Paragraph 1 After the expiry of the maximum limit for reappointments provided for in this Article 31, the member of the Audit Committee may only join such body in the Company after at least three years after the end of his/her/its previous term of office.

Paragraph 2 Up to one third (1/3) of the members of the Audit Committee may be reappointed to such body for an additional term of one (1) year, waiving the interstitial of three (3) years provided for in § 1, above.

Paragraph 3 When the members of the Audit Committee are to take office, its Coordinator shall be appointed.

Paragraph 4 The Audit Committee shall report directly to the Company's Board of Directors.

Paragraph 5 In addition to other responsibilities conferred upon the Audit Committee by law or regulatory rule, it shall be incumbent upon the Committee to:

I – establish, in the Bylaws, the operational rules for its operation;

II – recommend to the Board of Directors the hiring or replacement of the independent auditors;

III – review prior to publication, the semi-annual accounting statements, including the notes, management reports and opinion of the independent auditor;

IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

V – evaluate compliance, by the Company's management, with the recommendations made by the independent or internal auditors;

VI – establish and publish the procedures for receiving and dealing with information on non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

VII – recommend to the Executive Board the adjustment or enhancement of policies, practices, and procedures identified within the scope of its duties;

VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check the compliance with their recommendations or points raised, including with regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

IX - meet with the Fiscal Council, if any, and with the Board of Directors, at

their request, to discuss the policies, practices, and procedures identified within the scope of their respective duties;

X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Report of the Audit Committee, in compliance with the applicable legal and regulatory requirements.

Paragraph 6 Together with the half–yearly financial statements, the Audit Committee shall publish a summary of the report referred to in item X of the previous paragraph.

CHAPTER VIII
OMBUDSMAN OFFICE

Article 31. The Company shall have an Ombudsman Office, consisting of an Ombudsman, who shall be appointed by the Board of Directors from among people who fulfill the minimum conditions and requirements to ensure its good operation, and must be proficient in issues related to ethics, consumer rights and defense and mediation of conflicts, with a three (3) year term of office, reelection being permitted.

Paragraph 1. It is incumbent upon the Ombudsman Office to:

I – provide services as a last resort to the claims of customers and products and services users that were not solved through the primary service channels of the Company;

II – Act as a communication channel between the Company and the customers and products and services users, including in the mediation of conflicts; and

III – inform the Company's Board of Directors about the Ombudsman Office's activities.

Paragraph 2. The Ombudsman Office shall have the proper conditions to work, as well as to act based on transparency, independence, impartiality, and immunity.

Paragraph 3. It is assured to the Ombudsman Office access to the information that is necessary for development of an adequate reply to the complaints received with total administrative support, when it may request information and documents for the performance of its activities in compliance with its attributions.

Article 32. The Ombudsman duties include the following activities:

(i) to ensure compliance with the legal and regulatory rules relating to consumers rights and to act as a communication channel among the Company, customers and users of products and services, including in conflict mediation;

(ii) serve, register, instruct, analyze, and formally and adequately treat the claims of customers and products and services users of the Company;

(iii) provide any required clarifications and notify the claimants of the processes as to the status of their demands as well as of the actions taken, informing the deadline expected for their response;

(iv) inform the claimants about the deadline for the final response, which cannot exceed ten (10) business days;

(v) forward a conclusive response to the claimants' demand by the deadline specified in item (iv) above;

(vi) maintain the Company's Board of Directors updated on problems and weaknesses observed in the fulfillment of its duties and on the outcome of the measures adopted by the Company's management to address them; and

(vii) prepare and forward to the internal audit, to the audit committee and to the Board of Directors of the Company, as applicable, at the end of each semester, a quantitative and qualitative report about the activities developed by the Ombudsman Office in the performance of its duties.

Sole paragraph. The Board of Directors may remove the Ombudsman at any time, if he/she fails to comply with the duties provided for in article 32 and the activities established in this article 33 of the Company's Bylaws.

CHAPTER IX
FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

Article 33. The fiscal year of the Company starts on January 1 and ends on December 31 of each year. At the end of each fiscal year, the financial statements for the fiscal year ended are drawn up, to be presented to the Shareholders' Meeting, in compliance with the relevant legal provisions.

Article 34. With the financial statements for the fiscal year, management shall submit to the approval of the Annual Shareholders' Meeting the proposal on the allocation of net income for the fiscal year, after deducting the interests referred to in article 190 of the Corporations Act, if applicable, in compliance with following order of destination:

(i) five percent (5%) for establishment of the legal reserve, until the balance reaches twenty percent (20%) of the share capital, provided that the Company shall be exempted from creating the legal reserve in any fiscal year when its balance of legal reserve, accrued by the amount of the capital reserves set forth in article 182, paragraph 1 of the Corporations Act, exceeds thirty percent (30%) of the share capital;

(ii) the portion necessary for payment of a mandatory dividend which shall not be smaller, in each fiscal year, than twenty-five percent (25%) of the adjusted annual net profit, as provided for by article 202 of the Corporations Act. and

(iii) the balance shall have the destination that may be decided by the Shareholders' Meeting, as proposed by the Board of Directors, including for the formation of the

reserve referred to in Article 36.

Article 35. From the balance of the remaining net income, as proposed by the Board of Directors, the Shareholders' Meeting may resolve on the formation of the following reserves: Reserve for Reinforcement of Working Capital and Reserve for Equalization of Dividends, being:

(i) fifty percent (50%) as a Reserve for Reinforcement of Working Capital in order to guarantee financial means for the Company's operation; and

(ii) fifty percent (50%) as a Reserve for Equalization of Dividends in order to guarantee funds for the continuity of the semiannual distribution of dividends.

Article 36. The Company may, by resolution of the Board of Directors, declare, pay or credit, during the fiscal year and until the Annual Shareholders' Meeting:

(i) interim and intermediate dividends, including by way of partial or total advance of the mandatory dividend, to the account of: a) Half-Yearly Balance Sheet Profits; b) Profit Reserves existing in the last annual or half-yearly balance sheet;

(ii) interest on shareholders' equity, with interest on shareholders' equity paid or credited to the mandatory dividend amount, based on article 9, paragraph 7, of Law no. 9.249/95.

Paragraph 1. The Company may also, by resolution of the Board of Directors, draw up quarterly or shorter balance sheets and distribute dividends or interest on shareholders' equity, both due to the mandatory dividend, subject to the relevant legal and statutory provisions.

Paragraph 2. The Shareholders' Meeting may not resolve on the distribution of a dividend lower than the mandatory one as provided for in the Corporations Act.

Paragraph 3. Dividends made available to shareholders and unclaimed expire within three (3) years, counting from the date they are made available to shareholders, and, once prescribed, are reversed in favor of the Company.

CHAPTER X
DISPOSAL OF CONTROL AND CANCELLATION OF PUBLIC COMPANY REGISTRATION

Section I
Definitions

Article 37. For the purposes of this Chapter X, the following terms in capital letters shall have the following meanings:

"**Controlling Shareholder**" means the shareholder or the group of shareholders exercising the Company's Controlling Power.

"**Transferor Controlling Shareholder**" means the Controlling Shareholder when it promotes the disposal of the Company's control.

"**Controlling Shares**" means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the Company's Controlling Power.

"**Outstanding Shares**" means all shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons related to them, by the Company's managers and those in treasury.

"**Disposal of the Company's Control**" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"**Transferee**" means the one to whom the Transferor Controlling Shareholder transfers the Controlling Shares upon a Disposal of the Company's Control.

"**Group of Shareholders**" means the group of persons: (i) bound by contracts or agreements for vote of any nature, whether directly or by means of controlled companies, controlling companies, or companies under a common control, or (ii) between which there is a control relationship; or (iii) under common control.

"**Controlling Power**" or "**Control**" means the power effectively used to direct the corporate affairs and guide the operation of the Company's bodies, directly or indirectly, de jure or de facto, regardless of equity interest held. A controlling interest shall be deemed to exist in relation to the person or Group of Shareholders holding the amount of shares necessary to ensure an absolute majority of votes of the shareholders in attendance at the most recent three (3) Shareholders' Meetings of the Company, even if they do not hold the number of shares that actually should provide them with an absolute majority of the voting stock.

"**Economic Value**" means the Company's and its shares' price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by Brazilian Securities and Exchange Commission.

Section II
Disposal of the Company's Control

Article 38. The Disposal of the Company's Control, directly or indirectly, whether in a single transaction or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Transferee agrees to make a public offering to acquire the shares of all the other shareholders, with due regard for the same conditions and terms provided for in the legislation in force, in order to assure them the same treatment as that afforded to the Transferor Controlling Shareholder.

Sole paragraph. The Disposal of the Company's Control depends on the approval of the Central Bank of Brazil.

Article 39. The public offer referred to in the previous article shall also be made:

I - in the event of a burdensome assignment of rights of subscription of shares and other instruments or rights related to securities convertible into shares which may

result in the Disposal of the Company's Control; or

II - in the event of disposal of Control of a company that holds the Company's Controlling Power, in which case the Transferor Controlling Shareholder shall be required to declare to B3 S.A. – Brasil, Bolsa, Balcão the amount attributed to the Company in such disposal and attach a document supporting such amount.

Article 40. Whoever acquires the Control Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

I - make the public offering referred to in article 39 of these Bylaws; and

II - pay, as indicated below, an amount equivalent to the difference between the price of the public offer and the amount paid per share, eventually acquired in stock exchange during the six (6) months previous to the date of acquisition of the Controlling Power, duly updated to the moment when the payment is made. Such amount shall be distributed among all individuals that sold the Company's shares in the trading floors in which the Transferee made the acquisitions, proportionately to the daily net selling balance of each one, and B3 S.A. – Brasil, Bolsa e Balcão shall be responsible for making the distribution, under the terms of its regulations.

Section III
Cancellation of Public Company Registration

Article 41. In the public tender offer to be made, compulsorily, by the Controlling Shareholder or by the Company for the cancellation of registration of publicly-held company of the Company, the minimum price to be offered shall correspond to the Economic Value determined in the appraisal report, referred to in article 43 of these Bylaws, observed the legal and regulatory standards.

Article 42. The appraisal report referred to in Chapter X of these Bylaws must be prepared by a specialized institution or company, with proven experience and independent from the Company, its management and Controlling Shareholder, as well as their decision power, and the report must also satisfy the requirements of § 1 of article 8 of Law 6404/76 and contain the responsibility provided for in Paragraph 6 of the same article 8.

Paragraph 1. The choice of the specialized institution or company responsible for determining the Company's Economic Value referred to in Chapter X of these Bylaws is the exclusive responsibility of the Board of Directors.

Paragraph 2. The costs of preparing the appraisal report shall be fully borne by those responsible for the actual tender offer of purchase of shares.

Section IV
Ordinary Provisions

Article 43. One single public offering for the acquisition of shares may be organized to meet more than one of the purposes provided under this Chapter X of these Bylaws or in the regulations issued by the Brazilian Securities and Exchange Commission, provided that the procedures of all types of public offerings for the acquisition of shares may be harmonized and that there is no prejudice to the targets of the offering, and the authorization of Brazilian

Securities and Exchange Commission is obtained when so requested by the applicable law.

Article 44. The Company or the shareholders responsible for making the public offerings for the acquisition of shares provided for in this Chapter X of these Bylaws, in the Novo Mercado Regulations or in the regulations issued by Brazilian Securities and Exchange Commission, may guarantee the public offering by any shareholder, third party and, as the case may be, by the Company. The Company or shareholder, as the case may be, are not exempt from the obligation of making the public offering for acquisition of shares up to the occasion on which such public offering is concluded in compliance with the applicable rules.

CHAPTER XI
ARBITRATION COURT

Article 45. The Company, its shareholders, managers and members of the Fiscal Council undertake to resolve, through arbitration, any and all disputes or controversies that may arise between them, related to or arising in particular from the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Arbitration Rules of the Arbitration Chamber of Mercado established by B3 S.A. – Brasil, Bolsa e Balcão ("Arbitration Rules"), in the Sanction Regulation, in this Bylaws, the provisions of Law No. 6.404/76, in the rules issued by the National Monetary Council, the Central Bank of Brazil or the Brazilian Securities and Exchange Commission, and other rules applicable to the operation of the capital market in general, before the Arbitration Chamber of the Mercado, in accordance with its Arbitration Rules.

Paragraph 1. The arbitration procedure shall be instituted before the Arbitration Chamber of Mercado, under the terms of its Arbitration Rules.

Paragraph 2. Without prejudice to the validity of this arbitration clause, the request for urgent measures by the Parties, before the formation of the Arbitral Tribunal, shall be referred to the Judiciary Branch, pursuant to item 5.1.3 of the Arbitration Rules of the Arbitration Chamber of Mercado.

Paragraph 3. The Brazilian law shall be the sole law applicable to the merits of any and all disputes, as well as to the performance, construal and effectiveness of this arbitration clause.

Paragraph 4. The arbitration proceeding shall be conducted in the City of São Paulo, State of São Paulo, where the arbitration award shall be rendered. The arbitration shall be managed by the Arbitration Chamber of Mercado itself, being conducted and determined pursuant to the applicable provisions of the Arbitration Regulation.

CHAPTER XII
LIQUIDATION

Article 46. The Company shall be wound-up in the events provided for in law, and the Shareholders' Meeting shall be incumbent upon electing the liquidator, as well as the Fiscal Council, which shall operate during the period of winding-up, according to the legal formalities.

Sole Paragraph. In the event of liquidation of the Company, after the creditors are paid or guaranteed, the assets of the company shall be assessed, and the remaining

assets, if any, shall be distributed to the shareholders in the same proportion of the number of shares held by them in the share capital of the Company.

CHAPTER XIII
UNITS ISSUANCE

Article 47. The Company may sponsor the issuance of share deposit certificates (hereinafter referred to as "Units" or individually as "Unit").

Paragraph 1. Each Unit shall represent one (1) common share and one (1) preferred share issued by the Company, observing that the Board of Directors may define transitional rules for the composition of the Units due to the approval of the increase in share capital by the Central Bank of Brazil. During this transition period, the Units may include share subscription receipts. Units shall be in book-entry form.

Paragraph 2. The Units shall be issued in the case of a public offering of primary and/or secondary distribution or at the request of the shareholders who so wish, subject to the rules to be set by the Board of Directors in accordance with the provisions of these Bylaws.

Paragraph 3. Only shares free of liens and encumbrances may be deposited for the issue of Units.

Article 48. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.

Article 49. The Units holder shall have the right, at any time, to request the depository financial institution to cancel the Units and deliver the respective deposited shares, observing the rules to be set by the Board of Directors in accordance with the provisions of these Bylaws.

Paragraph 1. The cost of transferring and canceling the Unit of the respective holder may be charged.

Paragraph 2. The Board of Directors of the Company may, at any time, suspend, for a certain period, the possibility of issuing or canceling Units provided for in article 48, paragraph 2 and in the head provision of this article, respectively, in the case of the start of a public offering of primary and/or secondary distribution of Units, in the local and/or international market, in which case the suspension period cannot exceed one hundred and eighty (180) days.

Paragraph 3. The Units that have burden, lien or encumbrances may not be canceled.

Article 50. The Units shall grant their holders the same rights and advantages as the deposited shares.

Paragraph 1 The right to participate in the Shareholders' Meetings of the Company and exercise in them all the prerogatives conferred on the shares represented by the Units, upon proof of their ownership, rests exclusively with the Units holder. The holder of the Unit may be represented at the Shareholders' Meetings of the Company by an attorney-in-fact appointed under the terms of article 6, paragraph 2 of these Bylaws.

Paragraph 2. In the event of a split, reverse split, bonus or issue of new shares through the capitalization of profits or reserves, the following rules shall be observed

in relation to the Units:

(i) In the event of an increase in the number of shares issued by the Company, the depository financial institution shall register the deposit of the new shares and credit new Units to the account of the respective holders, in order to reflect the new number of shares held by the holders of the Units, always keeping the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, and the shares that are not eligible to constitute Units shall be directly credited to the shareholders, without the issue of Units.

(ii) In the event of a reduction in the number of shares issued by the Company, the depository financial institution shall debit the Units deposit accounts of the holders of the grouped shares, performing the automatic cancellation of Units in a sufficient number to reflect the new number of shares held by holders of the Units, always keeping the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, and the remaining shares that are not eligible to constitute Units shall be delivered directly to the shareholders, without the issuance of Units.

Article 51. In the case of exercise of the preemptive right to subscribe shares issued by the Company, if any, the depository financial institution shall create new Units in the book-entry record book and credit these Units to the respective holders, in order to reflect the new amount of preferred shares and common shares issued by the Company deposited in the deposit account linked to the Units, always observing the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, with the shares that not eligible to constitute Units shall be credited directly to shareholders, without the issue of Units. In case of exercise of the preemptive right to subscribe other securities issued by the Company, there shall be no automatic credit of Units.

Article 52. The holders of Units shall be entitled to receive shares resulting from a spin-off, merger or consolidation involving the Company.

Article 53. The Units shall always be created or canceled, as the case may be, in the book-entry record book, in the name of B3 S.A. – Brasil, Bolsa e Balcão, as the respective fiduciary owner, who shall credit them in the custody accounts of the respective Units' holders. In the event that shares are assigned to the holders of Units and such shares are not eligible to constitute new Units, these shares shall also be deposited with B3 SA – Brasil, Bolsa e Balcão, as the Units' fiduciary owner, who shall credit them in the custody accounts of the respective holders.

CHAPTER XIV
GENERAL AND TRANSITORY PROVISIONS

Article 54. Any cases not addressed in these Bylaws shall be governed by the principles of the Law and any laws, decrees, resolutions, and other acts enacted by the competent authorities.

Article 55. The provisions contained in Chapters X (Disposal of Shareholding Control and Cancellation of Publicly-Held Company Registration) and XI (Arbitral Tribunal), as well as in Article 5, Paragraph 11 and Article 54 of these Bylaws shall only be effective from the date of

acquisition of registration of the Company as a publicly-held company (category A) before the Brazilian Securities and Exchange Commission.

****

EXHIBIT 4:
INFORMATION ON THE APPRAISER
(as per Article 21 of CVM Ruling 481)

1. List appraisers recommended by management

PricewaterhouseCoopers Auditores Independentes

2. Describe the training of the recommended appraisers

PricewaterhouseCoopers Auditores Independentes - PwC was appointed by the management of Banco Santander (Brasil) S.A. to prepare the appraisal report of the portion of the Company's net equity to be transferred to Getnet Adquirência e Serviços para Meios de Pagamentos S.A. primarily because it is the company that audits Santander Brasil, which makes it the most qualified company to confirm the value of the aforementioned spun-off portion, and ensures synergies between the examinations recently carried out and the aforementioned equity valuation. Additionally, PwC has extensive experience in works of this nature, with several similar reports filed with the Brazilian Securities and Exchange Commission.

3. Provide a copy of the proposed work and compensation of the recommended appraisers

A copy of the appraisers' work and compensation proposal is attached as Exhibit A at the end of this Exhibit 4.

4. Describe any relevant relationship in the last 3 (three) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that deal with this subject

PwC provides auditing services to the company that holds the controlling interest in the Company, to its subsidiaries, and the Company's own subsidiaries.

Exhibit A

Copy of the appraisers' work and compensation proposal

[PORTUGUESE ONLY]

pwc

SEGUNDO ADITIVO DA CARTA DE CONTRATAÇÃO DE SERVIÇOS PROFISSIONAIS DATADA DE 20 DE ABRIL DE 2020

Atenção: Srs. Carlos Rey de Vicente e Amâncio Acúrcio Gouveia

Pelo presente instrumento particular e na melhor forma de direito, as partes abaixo qualificadas, doravante denominadas conjuntamente, ("partes"):

Banco Santander (Brasil) S.A., com sede na Cidade de São Paulo, Estado de São Paulo, na Avenida Presidente Juscelino Kubitscheck, 2041 e 2235 – Bloco A, Vila Olímpia, inscrita no CNPJ/MF sob nº 90.400.888/0001-42, neste ato, representada na forma dos seus atos constitutivos, por seu representante legal infra-assinado, doravante, denominada simplesmente "**Contratante**" ou "**Banco Santander**"; e

PricewaterhouseCoopers Auditores Independentes, com sede na Capital do Estado de São Paulo na Avenida Francisco Matarazzo, 1.400, 9º,10º e 13º ao 14º andares, Torre Torino, Água Branca, CEP 05001-100, inscrita no CNPJ/MF sob o nº 61.562.112/0001-20, neste ato, representada na forma dos seus atos constitutivos, por seu representante legal infra-assinado doravante, denominada **"Contratada"** ou **"PwCAI"**; e

Considerando que:

a. as partes firmaram Carta de Contratação de Serviços Profissionais, datada de 20 de abril de 2020 ("Carta de Contratação"), objetivando a prestação, pela **Contratada** à **Contratante**, de serviços profissionais de auditoria do exercício a findar em 31 de dezembro de 2020 ("Serviços");

b. As partes firmaram Primeiro Aditivo da Carta de Contratação de Serviços Profissionais datada de 20 de abril de 2020, em 3 de novembro de 2020;

c. a **Contratante** solicitou à **Contratada,** a prestação de horas adicionais de serviços em relação às inicialmente contratadas, como consequência, as partes, de comum acordo, desejam fixar o valor dos correspondentes honorários;

têm entre si, justo e contratado, celebrar o presente Segundo Aditivo da Carta de Contratação ("Segundo Aditivo"), conforme os termos e condições abaixo estabelecidos, os quais as partes se obrigam e outorgam entre si, a saber:

I. Diante das considerações precedentes, as partes, neste ato, resolvem incluir serviços adicionais a Carta de Contratação, conforme detalhado no Anexo I, que passa a fazer parte integrante da Carta de Contratação.

II. Para os serviços adicionais, a Contratante pagará à Contratada, o valor descrito no Anexo I.

III. **Por não haver nada mais a tratar, as Partes ratificam neste ato todas as demais condições e termos constantes na Carta de Contratação, que não foram objeto de alteração pelo presente Segundo Aditivo, os quais permanecem vigentes e aplicáveis às Partes até final cumprimento das obrigações contratadas.**

E, por estarem as Partes justas e contratadas, assinam o presente instrumento em 2 (duas) vias de igual forma e teor, na presença das duas testemunhas infra-assinadas, para todos os fins e efeitos de direito.

São Paulo, 19 de fevereiro de 2021

Banco Santander (Brasil) S.A. Amancio S. Gouveia
Representante legal: *Diretor*
Cargo: *Controladoria*

PricewaterhouseCoopers Auditores Independentes
Representante legal: Edison Arisa Pereira
Cargo: Sócio
Contador CRC 1SP127241/O-0

Testemunhas:

1) ______________________
Nome: REGINALDO A. RIBEIRO
CPF: 091.440.778-31

2) ______________________
Nome: Anne Paula Docca Aguiar
CPF: 148.865.798-05

Anexo I

Banco Santander (Brasil) S.A.

Índice

Anexo I

Banco Santander (Brasil) S.A.

1 Introdução

V.Sas. nos transmitiram que está sob consideração da administração a possibilidade de reorganização societária e nesse contexto nos solicitam proposta para emissão de laudo de avaliação patrimonial contábil da parcela cindida, apurado por meio dos livros contábeis do Banco Santander (Brasil) S.A. em 31 de dezembro de 2020. O acervo líquido a ser cindido, segundo a proposta da administração a ser submetida ao Conselho de Administração será composto (i) pela participação societária detida pela Companhia no capital social da Getnet Serviços para Meios de Pagamento S.A. ("Getnet"), (ii) pelo saldo do ágio pago pela Companhia quando da aquisição das ações, e (iii) pela provisão para manutenção da integridade do patrimônio no montante equivalente ao saldo contábil deste ágio deduzido do valor do crédito tributário relativo ao benefício fiscal pela amortização do ágio, doravante denominado "acerto líquido após ajustes".

2 Objetivo do trabalho e escopo

Nossos serviços compreenderão a emissão de laudo de avaliação do acervo líquido contábil após ajustes da parcela cindida do Banco Santander para a data-base de 31 de dezembro de 2020 ("laudo de avaliação").

3 Procedimentos a serem executados

Exame de auditoria, conduzido de acordo com as normas profissionais e éticas relativas à auditoria independente aplicáveis no Brasil, ou seja, aquelas emanadas das normas profissionais e técnicas do Conselho Federal de Contabilidade (CFC) CTA 20/2014, do acervo líquido contábil da parcela cindida do Banco Santander (Brasil) S.A. para a data-base de 31 de dezembro de 2020, elaborado de acordo com as práticas contábeis adotadas no Brasil, aplicáveis às instituições autorizadas a funcionar pelo Banco Central do Brasil.

4 Resultados

Como resultado de nossos trabalhos, emitiremos o respectivo laudo de avaliação do acervo líquido contábil após ajustes, da parcela cindida do Banco Santander (Brasil) S.A., para a data-base de 31 de dezembro de 2020.

5 Cronograma

O laudo de avaliação e os relatórios de asseguração, envolvidos no processo de reorganização societária, acima descrito, deverá ser finalizado até dia 25 de fevereiro de 2021, de acordo com cronograma detalhado a ser estabelecido entre as partes, desde que os trabalhos de auditoria estejam concluídos.

6 Responsabilidades

(a) Da PwC

- Elaboração do laudo de avaliação do acervo líquido contábil após ajustes, da parcela cindida do Banco Santander (Brasil) S.A., para a data-base de 31 de dezembro de 2020, em português, nos prazos previamente acordados; e

- Ficar à disposição dos órgãos da Administração, do Conselho Fiscal e da assembleia de acionistas que vierem a analisar o laudo e a operação de cisão.

(b) Do Banco Santander

- Atender aos prazos (cronograma) estabelecidos para execução dos serviços propostos e disponibilizar aos profissionais destacados as informações necessárias no transcorrer dos trabalhos, inclusive quanto a disponibilizar as informações correspondentes à Investida para avaliação do auditor quanto a parcela cindida.

A Administração é responsável tanto pela precisão quanto pela integridade das informações que nos serão fornecidas. Isso inclui a seleção, a aplicação e a manutenção de controles internos e de registros contábeis adequados.

A realização de nossos trabalhos, a partir da aceitação desta carta, está sujeita, entre outras questões, à apropriada cooperação do pessoal.

7 Honorários, despesas e tributos

Nossos honorários para os serviços propostos neste instrumento são calculados com base no tempo gasto pelo pessoal alocado ao trabalho e correspondem a R$ 143.934,27 (Cento e quarenta e três mil, novecentos e trinta e quatro reais, e vinte e sete centavos) referente a emissão do laudo de avaliação patrimonial da parcela cindida do Banco Santander (Brasil) S.A., em 31 de dezembro de 2020, considerando o investimento cindido, líquido de impostos.

Os valores dos nossos honorários, conforme acima mencionados, não incluem impostos, taxas, contribuições e demais encargos que incidem sobre os serviços ora contratados conforme legislação vigente na data da emissão desta proposta.

Nossos honorários serão pagos em parcela única de igual valor, sendo o faturamento quando a aceitação da presente proposta. A fatura deverá ser apresentada com antecedência mínima de 20 (vinte) dias do vencimento e será considerada devida quando emitida.

Quando do pagamento da fatura emitida, a PwC dará automaticamente a mais plena e irrevogável quitação em relação a aludido pagamento para nada mais reclamar, a qualquer título.

Consultas extraordinárias, ou qualquer serviço adicional eventualmente solicitado por V.Sas., não abrangidas nesta carta de contratação, que envolvam nossos departamentos especializados ou serviços especiais serão objeto de notas de honorários em separado das parcelas anteriormente referidas, após a apreciação e aprovação prévia de V.Sas.

Como nossas horas são estimadas, podem ocorrer variações para mais ou para menos, dependendo do desenvolvimento dos trabalhos. No caso de se tornar aparente a necessidade de um dispêndio de horas superior ao orçado, comprometemo-nos a discutir o assunto com V.Sas. assim que possível e antes de incorrermos em custos adicionais ou tomarmos ações que venham a acarretar custos posteriores importantes. Por outro lado, caso os trabalhos sejam interrompidos ou suspensos por solicitação de V.Sas. os honorários serão cobrados proporcionalmente ao tempo efetivamente incorrido até a referida suspensão/interrupção.

A PwC não realizará trabalhos ou serviços que estejam além do seu escopo definido neste instrumento. O Banco Santander (Brasil) S.A. poderá solicitar a modificação dos serviços propostos, ou ainda a execução de serviços adicionais àqueles compreendidos neste instrumento mediante solicitação formal

endereçada à PwC, a qual avaliará as modificações ou o objeto dos serviços adicionais e elaborará sua proposta de serviços para a aprovação formal, por escrito, compreendendo os novos valores a serem aplicados, o prazo e demais detalhes inerentes.

8 Atendimento ao art.3º da CVM 381

O trabalho de laudo de avaliação do acervo líquido contábil, não afeta a independência e a objetividade necessárias ao desempenho dos serviços de auditoria externa do Grupo Santander Brasil.

9 Informações complementares

A pedido do Banco Santander incluímos as seguintes informações:

SAP: 40030016;
Uniorg: 1040071; e
Área do colaborador responsável: Diretoria de Controladoria.

O aditivo contratual formalizado nesta carta será regido e interpretado de acordo com as leis do Brasil, ficando pela presente acordado e aceito, em caráter irrevogável, o foro de São Paulo para dirimir qualquer reclamação, litígio ou controvérsia, incluindo, sem limitações, as reclamações de compensação ou contra demandas originadas ou relacionadas com este contrato. Cada uma das partes renuncia, em caráter irrevogável, a formulação de qualquer reclamação de que a ação foi instaurada em uma jurisdição não aplicável ou que tais tribunais não são competentes.

Este aditivo contratual trata-se de uma minuta com a finalidade de fornecer aspectos prévios e sumários dos serviços propostos. O conteúdo deste documento não implica, para qualquer uma das partes, obrigação de aceitação, contratação ou qualquer outra forma de vinculação, e somente será efetivo após conclusão dos processos internos de análise e aprovação da PwC e dos órgãos de governança do Banco Santander.

Caso V.Sas. necessitem de informações adicionais ou desejarem discutir mais detalhadamente os termos de nossa contratação, estaremos à disposição para prestar-lhes os esclarecimentos necessários.

(*) (*) (*)

EXHIBIT 5:
COPY OF THE APPRAISAL REPORT

(A free translation of the original in Portuguese)

Banco Santander (Brasil) S.A.

Expert report on the net assets consisting of certain assets and liabilities, based on the accounting records at December 31, 2020

(A free translation of the original in Portuguese)

Expert report on the net assets consisting of certain assets and liabilities, based on the accounting records

To the Management and Shareholders
Banco Santander (Brasil) S.A.

Information on the audit firm

1 PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the capital city of the state of São Paulo, at Av. Francisco Matarazzo, 1400, on the 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated July 31, 2020, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under No. 155,198, at February 10, 2021, represented by its undersigned partner, Mr. Edison Arisa Pereira, Brazilian, married, accountant, holder of Identity Card (RG) No. 8.569.024 , enrolled in the Individual Taxpayers Register (CPF) under No. 006.990.038-81 and the Regional Accounting Council of the State of São Paulo under No. 1SP 127241/O-0 , resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Banco Santander (Brasil) S.A. to proceed with the expert report on the net assets of Banco Santander (Brasil) S.A. (the "Bank" or the "Company"), consisting of certain assets and liabilities, identified in the next paragraph "The objective of the report" as at December 31, 2020, summarized in Attachment I, in accordance with accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Brazilian Central Bank. The results of this engagement are presented below.

The objective of the report

2 The expert report on the net assets consisting of certain assets and liabilities as of December 31, 2020 of Banco Santander (Brasil) S.A., which, as established in the protocol and justification for the spin-off is comprised of (i) the equity interest held by the Company in the share capital of Getnet Serviços para Meios de Pagamento S.A. ("Getnet"), (ii) the balance of the goodwill paid by the Company upon acquisition of shares, and (iii) the provision for maintenance of the equity integrity in the amount equivalent to the book balance of this goodwill less the amount of the tax credit related to the tax benefit for the amortization of goodwill, hereinafter referred to as "net assets after adjustments", aims at the spin-off of these assets and liabilities for their merger into Getnet.

Management's responsibility for the accounting information

3 Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the expert report.

Scope of the work and responsibility of the independent auditors

4 Our responsibility is to express a conclusion on the book value of the net assets consisting of certain assets and liabilities of the Company after the adjustments as of December 31, 2020, based on the work performed in accordance with Technical Communication 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON), which establishes the implementation of audit review procedures on the balance sheet, and CTG 2, issued by the Brazilian Federal Accounting Council (CFC), which provides for the technical and professional standards to be followed by the accountants to issue the expert reports. Accordingly, our audit of the referred accounts that register certain assets and liabilities that form the net assets after adjustments, provided for in Attachment I hereto, and that at that date were recorded in the Company's balance sheet, was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain

(A free translation of the original in Portuguese)

reasonable assurance about whether the net assets that are the object of our report are free from material misstatement.

5 An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the net assets after adjustments, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the net assets after adjustments in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6 Based on the work performed, we concluded that the amount of R$ 2,470,566,643.03, of the assets and liabilities that make up the net assets after adjustments, summarized in Attachment I, as stated in the balance sheet as at December 31, 2020, recorded in the accounting records, plus adjustments, also summarized in Attachment I, represents, in all material respects, the net assets consisting of certain assets and liabilities after adjustments of Banco Santander (Brasil) S.A., to be transferred to Getnet, evaluated in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

Other matters

7 In compliance with the requirements of the Brazilian Securities Commission, we inform that:

(a) in accordance with the professional standards established by the Brazilian Federal Accounting Council, we are not aware of any direct or indirect conflict of interest, nor of any other circumstances that represent conflict of interest, in relation to the services provided by us and which are described above; and

(b) we are not aware of any measure taken by the Company's majority shareholder or managers with the objective of directing, limiting, making difficult or practicing any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the respective conclusions.

São Paulo, February 25, 2021

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Edison Arisa Pereira
Contador CRC 1SP 127241/O-0

Attachments that are part of the Expert report on the net assets consisting of certain assets and liabilities:

Attachment I – Balance sheet of the spun-off portion of Banco Santander (Brasil) S.A.
Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

Attachment I to the Expert report on spun-off portion of Banco Santander (Brasil) S.A.

Summarized balance sheet of Banco Santander (Brasil) S.A.

December 31, 2020
Balances in Brazilian reais

A free translation of the original in Portuguese

Assets	Banco Santander (Brasil) S.A. at 31/12/2020	Book value of net assets to be spun off at base date (1) 31/12/2020	Adjustments to events after the reporting period (2)	Net assets after adjustment to be transferred to Getnet Serviços para Meios de Pagamento S.A. 31/12/2020	Net assets of Banco Santander (Brasil) S.A. after spin-off 31/12/2020
	(A)	(B)	(C)	(B) + (C) =(D)	(A) - (B)
Current assets and long-term receivables	**954.816.866.763,18**		**398.533.245,96**	**398.533.245,96**	**954.816.866.763,18**
Cash and cash equivalents	19.522.249.881,78				19.522.249.881,78
Short-term interbank investments	143.904.086.955,09				143.904.086.955,09
Marketable securities and derivative financial instruments	248.098.785.674,61				248.098.785.674,61
Interbank accounts	75.811.462.001,99				75.811.462.001,99
Loans and leasing transactions	259.064.932.793,25				259.064.932.793,25
Other credits	206.606.169.518,46		398.533.245,96	398.533.245,96	206.606.169.518,46
Other assets	1.809.179.938,00				1.809.179.938,00
Permanent assets	**35.407.880.236,94**	**3.029.294.625,07**	**(957.261.228,00)**	**2.072.033.397,07**	**32.378.585.611,87**
Investments	23.208.562.341,13	2.072.033.397,07		2.072.033.397,07	21.136.528.944,06
Property and equipment	6.102.538.866,21				6.102.538.866,21
Intangible assets	5.139.517.801,60				5.139.517.801,60
Goodwill	957.261.228,00	957.261.228,00		957.261.228,00	-
Provision for maintenance of the equity integrity	-		(957.261.228,00)	(957.261.228,00)	-
Total assets	**990.224.747.000,12**	**3.029.294.625,07**	**(558.727.982,04)**	**2.470.566.643,03**	**987.195.452.375,05**
Liabilities and equity					
Current and long-term liabilities	**910.727.887.276,50**				**910.727.887.276,50**
Deposits	392.471.480.393,39				392.471.480.393,39
Funds obtained in the open market	159.971.460.893,71				159.971.460.893,71
Funds from acceptance and issue of securities	87.059.807.062,50				87.059.807.062,50
Interbank accounts	25.222.858,47				25.222.858,47
Interdepartmental accounts	4.831.517.958,47				4.831.517.958,47
Borrowings	67.720.151.300,13				67.720.151.300,13
Derivative financial instruments	35.127.126.014,54				35.127.126.014,54
Other obligations	163.521.120.795,29				163.521.120.795,29
Deferred income	**313.983.418,33**				**313.983.418,33**
Equity	**79.182.876.305,29**	**3.029.294.625,07**	**(558.727.982,04)**	**2.470.566.643,03**	**76.153.581.680,22**
Capital	57.000.000.000,00	2.000.000.000,00		2.000.000.000,00	55.000.000.000,00
Capital reserves	302.665.100,76				302.665.100,76
Revenue reserves	23.128.796.813,72	1.029.294.625,07	(558.727.982,04)	470.566.643,03	22.099.502.188,65
Carrying value adjustments	(1.248.585.609,19)				(1.248.585.609,19)
					-
Total liabilities and equity	**990.224.747.000,12**	**3.029.294.625,07**	**(558.727.982,04)**	**2.470.566.643,03**	**987.195.452.375,05**
Representativeness (%) of the spun-off portion in relation to equity of Banco Santander (Brasil) S.A. after adjustments.	100,0000%			3,1422%	96,8578%

(1) Pursuant to the protocol and justification for the partial spin-off, it refers to the book balance of the investment, including the balance of unamortized goodwill and the balance of tangible assets identified in the acquisition of the investment held by the Bank in the subsidiary Getnet of which Banco Santander (Brasil) S.A. has an interest of 100% of the share capital.

(2) Pursuant to the protocol and justification for the partial spin-off, it refers to the provision for maintenance of the equity integrity, in the amount equivalent to the book balance of the goodwill of the investment in Getnet, less the amount of the tax credit related to the tax effects of the amortization of the goodwill, according to BACEN Circular 3,017 and CVM Instructions 319/99 and .349/01.

(A free translation of the original in Portuguese)

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerate (Conglomerate Santander) under the authority of the Brazilian Central Bank (Bacen), established as a corporation, with head headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia – São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing and foreign exchange. Through its subsidiaries, the Bank also operates on the segments of payment industry, shares club management, securities and insurance brokerage operations, consumer finance, payroll-deductible loans, digital platforms, management and recovery of nonperforming loans, capitalization and pension plans, and supply and management of food, meal and other vouchers. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

2. Presentation of Financial Statements

The individual financial statements of Banco Santander (Brasil) S.A., which include its dependence abroad (Bank), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN), Central Bank of Brazil (Bacen) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management.

CMN Resolution No. 4,818/2020 and Resolution Bacen No. 2/2020 established general criteria and procedures for the preparation and disclosure of the Financial Statements. The Resolution BCB nº 2/2002, revoked the Circular Bacen n º 3959/2019 and is effective from January, 2021, being applicable in the preparation, publication and submission of Financial Statements as from its effective date, encompassing the Financial Statements of December 31, 2020. The mentioned regulation, among other requirements, determined the presentation in explanatory notes, on a segregated way, the recurrent and non-recurrent profits. Leasing operations have been reclassified in order to reflect its financial position according to the financial method.

The preparation of financial statements requires Management estimates that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management's judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates. The main estimates are provision of allowance for loan losses, realization of the tax credit, provision for judicial, civil, tax and labor proceedings, pension plan and the fair value of financial assets.

3. Significant Accounting Policies

a) Income Statement

The income statement accounting method is determined based on the accrual method and include income, charges, monetary adjustment and exchange rate changes, calculated at official rates and rates, pro rata on assets and liabilities adjusted up to the balance sheet date.

b) Functional Currency Functional Currency and Presentation Currency

CMN Resolution nº 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Central Bank that hold investments abroad:
I - effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - of operations for hedge purposes of foreign exchange variation of investments abroad. These changes did not impact the financial statements Banco Santander in the year 2019.
The functional currency is considered the currency of the main economic environment in which the entity operates.

(A free translation of the original in Portuguese)

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander and its subsidiaries, including its overseas subsidiary and branch. Assets and liabilities of foreign branchs and subsidiary are converted in real as follows:

- Assets and liabilities are converted at the exchange rate on the balance sheet date; and
- Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

They are stated at their realizable and/or settlement amounts and they include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to decrease the cost of assets at their market values (fair value) or realization. Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity date, are classified in current asset, according to the Bacen rule Circular 3,068/2001.

d) Cash and Cash Equivalents

For the cash flows statement purposes, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, with insignificant risk of change in its value or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

They are stated at their settlement amounts and include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank's own fixed income securities used as ballast in the repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

To perform sales transactions with repurchase agreements the Bank also uses third-party securities as ballast. Those operations are registered as funded position in the balance sheet

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the financed position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired in a reverse repurchase agreement are transferred to the funded status when used as ballast for the sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For the operations with free movement agreements, at the moment of the definitive sale of the securities acquired with resale agreement, the liability account referred to this operation must be evaluated by the securities' market value.

f) Securities

According to the Bacen rule Circular 3,068, securities are stated and classified into the following categories and accounting evaluation:

I. Trading securities;
II. Available-for-sale securities; and
III. Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in income statement for the period, when relating to securities classified into the trading category; and

(2) A separated account in stockholders' equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to market value recorded on sale of these securities are transferred to the income statement for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the sale value of securities classified into available-for-sale and held-to-maturity are recognized in the income statement of the period.

g) Derivatives Financial Instruments

According to the Bacen rule Circular 3,082 derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made by customers' request, as self-employed, or that are not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are recorded at market value, with realized and unrealized gains and losses recorded in the income statement for the period.

Derivative financial instruments designated as part of a framework of protection against risks (hedge) can be classified as:

I. Fair value hedge; and
II. II. Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to market value, considering the following:

(1) For those classified in category I, the valuation or devaluation is recorded as a contra entry to the appropriate income or expense account, net of tax effects, in the income for the period; and
(2) For those classified in category II, the increase or decrease in their amount of the effective portion is recorded against a separated account in stockholders' equity, net of tax effects.

Some hybrid financial instruments contain both derivative financial instrument and non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts.

We don't have net investment hedge in foreign operations as defined by the resolution CMN nº 4,524.

h) Credit portfolio and provision for losses

The credit portfolio includes credit operations, leasing operations, advances on foreign exchange contracts and other credits with credit granting characteristics. It is stated at present value, considering the indexes, interest rates and agreed charges, calculated pro rata day until the balance sheet date. For operations overdue from 60 days, the recognition in revenue will only occur when it is actually received.

Normally, the Bank writes off credits for losses when they are overdue for more than 360 days. In the case of long-term credit operations (over 3 years), they are written off when they are 540 days overdue. The credit operation written off for loss is recorded in a memorandum account for a minimum period of 5 years and while all collection procedures have not been

exhausted. Credit assignments without risk retention result in the write-off of the financial assets subject to the transaction, which are now kept in a memorandum account. The result of the assignment is fully recognized when it is realized.

As of January 2012, as determined by CMN Resolution No. 3,533 / 2008 and CMN Resolution No. 3,895 / 2010, all credit assignments with substantial risk retention will have their results recognized for the remaining terms of the operations, and financial assets assignment objects remain recorded as credit operations and the amount received as obligations for sale or transfer of financial assets.

Provisions for credit operations are based on the analysis of outstanding credit operations (past due and falling due), past experience, future expectations and specific risks of the portfolios and the risk assessment policy of Management in setting up provisions, as established by CMN Resolution No. 2,682 / 1999.

CMN Resolution No. 4,855 of September 24, 2020, is effective from January 2021, determines that, for the criteria for the provision of operations carried out within the scope of programs instituted with the purpose of facing the effects of the COVID-19 pandemic on the economy, in which resources are shared or of risks between the Union and participating institutions or guarantee provided by the Union, the percentages defined in Resolution No. 2,682, should be applied only to the portion of the book value of the operation, whose credit risk is held by the institution. In cases of transfer to loss, the amount taken to clearing accounts must be 100% of the balance of the transaction.

h.1) Credit Operation Restructuring

CMN Resolution 4,803, subsequently amended by CMN Resolution No. 4,855 mentioned above, allowed Financial Institutions to reclassify operations renegotiated between March 1 to December 31, 2020 to the level at which they were classified on February 29, 2020 (redaction given by Resolution 4,855), not including those operations with a delay equal to or greater than fifteen days on February 29, 2020 and which present evidence of inability to honor the obligation under the new conditions agreed.

i) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal ("discontinued operations"), whose sale in their present condition is highly probable and is expected to occur within one year. Other assets refer mainly to assets not for own use, being composed basically of properties and vehicles received as payment.
Non-current assets held for sale and assets not for own use are generally recorded at the lower amount between the fair value less sale costs and their carrying amount at the date of classification in this category, and they are not depreciated.

j) Prepaid Expenses

Funds used in advance payments, whose benefits or services will be provided in future years, are allocated to profit in accordance to the terms of the related agreements.

j.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution nº 4,294 and Central Bank Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents responsible for origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new credit operation originated and (ii) 3% of the transferred value (portability).

Such commissions must be fully recognized as expenses when they are incurred.

k) Investments

Adjustments to investments in affiliates and subsidiaries are measured by equity method of accounting and recorded as investments results in affiliates and subsidiaries. Other investments are stated at cost, method reduced to their recoverable value, when applicable.
Change in Scope of Consolidation - Consists of the disposal, acquisition or change of control of an investment.

(A free translation of the original in Portuguese)

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

l) Fixed Assets

It is stated at acquisition cost, net of the respective accumulated depreciations and is subject to the assessment of the recoverable value in annual periods. The depreciation of fixed assets is determined under the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

m) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized until 10 years, based on expected future earnings and it is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

The rights over the acquisition of payroll services are registered by the amount paid. Those services are related to payroll processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. The amount paid is allocated to income statement according to the terms of the respective agreements. Software acquisition and development expenses are amortized over a maximum of 5 years.

n) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are mainly recognized in accordance with the criteria below:

• Mathematical Provisions for Benefits to Grant and Granted (PMBaC and PMBC)

The PMBaC are estimated based on the contributions collected through the financial regime of capitalization. The PMBC represents obligations taken in the form of continued income plans, being constituted based on the actuarial calculations for traditionals types of plans.

• Complementary Coverage Provision (PCC)

The PCC shall be estimated when the insufficiency is detected in the technical provisions due to the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are elaborated according to the following criteria:

• Mathematical provisions for redemption results from the accumulation of percentages applicable on payments made, capitalized with the interest rate predicted in the plan and updated through the Basic Reference Rate (TR);

• Provision for redemption of anticipated securities is estimated from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of redemption estimated at the time of securities cancellation and the provision for redemption of the matured securities is estimated after the end of the securities validity;

• Provision for raffles to be held is estimated based on a percentage of the installment paid and it aims to cover the raffles which the securities will compete, but that they have not been carried out yet. The provision of raffles payable is estimated for the securities raffled, but which have not been paid yet; and

• Administrative expenses provision aims to reflect the present value of future expenses of capitalization securities whose duration extends from the date of its constitution.

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

o) Employees Benefit Plans

Post-employment benefit plans include the following commitments taken by the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death of eligible employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries, as the sponsoring entity pays fixed contributions to a pension fund during the duration of the beneficiary's employment contract, not having a legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods. The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 34. For this type of plan, the sponsoring entity's obligation is to provide the employees with the agreed benefits, assuming the potential actuarial risk that benefits might cost more than estimated.

Since January 2013, Banco Santander applies the CPC 33 (R1) which establishes the full recognition in a liability account when actuarial losses not recognized (actuarial deficit) will occur, with the counterpart in a equity´s account (other valuation adjustments).

Main Definitions

– The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee´s service in the current and past periods, without deducting any plan´s assets.

– Deficit or surplus is: (a) the present value of the defined benefit obligation, minus (b) the fair value of plan´s assets.

– The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to pay all benefits for plan´s employees or a sponsoring entity´s obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

– Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

– Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period. – The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are allocated to the income statement in the lines of other operating expenses - actuarial losses - retirement plans and personnel expenses.

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external specialized consulting entity and approved by Management at the end of each year to be effective for the subsequent period.

p) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition.

The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) and it may be reduced, if it does not achieve the goals of the Return on Risk Weighted Assets (RoRWA) modifier, comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated.

(A free translation of the original in Portuguese)

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to grant.

Settlement in Cash

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services rendered and the corresponding liabilities incurred in the fair value appreciation of the shares at grant date and until the liability is settled. The fair value of liability is revaluated at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the income statement. In order to recognize the staff costs with the counterparty on the wages payable provisions throughout the validity period, reflecting how the services are rendered, the Bank registers the total liability measurement based on the best estimative of the right of the shares appreciation that will be acquired at the end of the validity period and recognizes the value of the services rendered during the validity period based on the best available estimative. Periodically, the Bank evaluates its estimative over the number of stock appreciation rights to be acquired at the end of the grace period.

Variable Compensation Referenced in Shares

In addition to managers, all employees in position of risk takers receive at least 40% of their variable compensation deferred by at least three years and 50% of the total variable compensation in shares (SANB11), conditioned to their permanence in the Group throughout the duration of the plan. The plan is subject to Malus and Clawback clauses application, according to which deferred installment of variable compensation may be reduced or canceled in the event of non-compliance internal rules and exposure to excessive risks. The fair value of the shares is calculated by the average of the final daily quotation of the shares in the last 15 (fifteen) trading sessions immediately preceding the first business day of the granting month.

q) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the trade price. They are subsequently measured at amortized cost with expenses recognized as a financial cost. Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are recognized as such due to the fact that they contain both a debt instrument (liability), and an equity component (embedded derivative).
The recognition of a compound instrument consists in a combination of (i) a main instrument, which is recognized as an entity's genuine liability (debt) and (ii) an equity component (derivative convertible into common shares). In accordance to the COSIF, the hybrid capital and debt instruments represents obligations of issuers (financial institutions) and should be recorded in specific accounts of the liabilities adjusted according for the effect of exchange rate variation, when denominated in foreign currency. All the yield related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) shall be accounted as expenses of the period, in compliance with the accrual basis method.
Related to the stockholders' equity component, your registration occurs at the initial moment based in its fair value, if it is different from zero.

r) Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are involved in judicial and administrative lawsuits related to tax, labor and civil, in the normal course of their activities. The provisions include legal obligations, judicial and administrative lawsuits related to tax and social security obligations, whose matter is to challenge their legality or constitutionality where, regardless the assessment of their loss probability, the amounts are fully recognized in the financial statements. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the financial outflows and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others. Judicial and administrative provisions are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity, and history of the actions and the opinion of the internal legal counsel and the best information available. For lawsuits for which the risk of loss is possible, provisions are not recorded and the information is disclosed in the notes to the

financial statements (Note 22.h) and for proceedings for which the risk of loss is remote, no disclosure is made. Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions in lawsuits from the past with the same matter, when no further claims are applicable, characterizing the success in such litigation. Contingent assets with the risk of success as probable, if any, are only disclosed in the financial statements. In lawsuits with favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered new lawsuits and will they be evaluated for contingent liability purposes if and when they are filed.

s) Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS)

The PIS (0.65%) and COFINS (4.00%) are calculated on the gross revenue related to the main activity of the legal entity. The financial institutions may deduct funding expenses in the establishment of the amount base for calculation. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

t) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on profit, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 15% for financial institutions, insurance and capitalization companies and 9% for other companies, applied on profit, after adjustments required by tax legislation. The rate of Social Contribution Tax on Net Profit (CSLL), for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

Deferred tax credits and liabilities are basically calculated on the temporary differences between the accounting and taxable income, tax losses, negative basis of social contribution and adjustments to market value of securities and derivative financial instruments. The recognition of deferred tax credits and liabilities is made at the rates applicable to the period in which the asset is realized and / or the liability is settled. According to the current regulation, the tax credits are recognized to the extent that it is probable its recovery with the base of future taxable income generation. The expected realization of the tax credits is based on the projections of future earnings supported by a technical study.

u) Interest on shareholders' equity

Published on December 19, 2018, effective as of January 1, 2019, the CMN Resolution nº 4,706 has prospective application and determines procedures for the accounting of capital remuneration. The Resolution decides that Interest on Shareholders' Equity should be recognized as soon as they are declared or proposed and thus constitute a present obligation at the balance sheet date and, in compliance with this determination, this capital remuneration must be recorded in a specific account in Shareholders' Equity.

v) Impairment of Assets

The financial and non-financial assets are valued at the end of each period in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

w) Results-based Payments and Advances

Resolution No. 4,797 was revoked, and replaced by Resolution No. 4820, which takes effect from May 29, 2020 and determines that financial institutions and other institutions authorized to operate by the Central Bank of Brazil are prevented from:
(i) remunerate own capital, including in the form of prepayment, above:
(a) amount equivalent to the minimum mandatory dividend, including in the form of interest on capital, in the case of institutions incorporated in the form of a joint stock company;
(b) amount equivalent to the minimum profit distribution established in the articles of association in the case of institutions incorporated in the form of limited liability companies
(ii) repurchase own shares (it will only be allowed if through stock exchanges or an organized over-the-counter market, up to the limit of 5% (five percent) of the shares issued, including the shares recorded in treasury at the entry into force of this Resolution);

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

(iii) Reduce the social capital, except in cases that are mandatory, in accordance with the governing legislation or when approved by the Central Bank;
(iv) increase any remuneration, fixed or variable, of directors and members of the board of directors, in the case of corporation, administrators, in the case of limited companies; The amounts subject to the aforementioned prohibitions cannot be subject to a future disbursement obligation, and these prohibitions apply as of the publication date of Resolution No. 4,797 (on April 6, 2020) and December 31, 2020 and must be observed regardless of the maintenance of funds in an amount higher than the Additional Principal Capital (ACP), which are dealt with in Resolutions No. 4,193, of March 1, 2013, and 4,783, of March 16, 2020.
Any anticipation of the amounts mentioned in items "a" and "b" of item I must be carried out onservatively, consistent and compatible with the uncertainties of the current economic situation.

x) Deferred Income

It refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees provided and credit card annual fees. The allocation to income statement is made in accordance with the terms of the agreements.

y) Minority Interest

The non-controlling interests (minority interests) is recorded in a separate equity account of the controlling entity in the consolidated financial statements.

z) Financial Guarantees

CMN Resolution nº 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016 established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, applied prospectively as from January 1, 2017.

Losses associated with the likelihood of future disbursements linked to financial guarantees provided are measured in accordance with recognized credit risk management models and practices and based on consistent information and criteria, verifiable.

The provision should be sufficient to cover probable losses over the term of the guarantee provided and are evaluated periodically.

aa) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:
• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and;
• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

EXHIBIT 6:
INFORMATION ON THE AMENDMENT TO THE COMPANY'S BYLAWS

(PURSUANT TO ARTICLE 11 OF CVM RULING 481/09, PROVIDED THAT THE CLEAN VERSION OF THE COMPANY'S BYLAWS, CONSOLIDATING ALL OF THE PROPOSED AMENDMENTS, IS ATTACHED HERETO AS EXHIBIT B TO THE PROTOCOL AND JUSTIFICATION OF THE SPIN-OFF WHICH, IN TURN, IS ATTACHED AS EXHIBIT 3 OF THIS PROPOSAL)

Please find below a comparative chart between the version currently in effect and the proposed amendments to the Company's Bylaws.

Current Wording	Proposed Wording
Article 5. The share capital is fifty-seven billion Brazilian Reais (BRL 57,000,000,00.00), divided into seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one (7,498,531,051) shares, of which three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one (3,818,695.031) common shares and three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand, twenty (3,679,836.020) preferred shares, registered and without par value.	**Article 5.** The share capital is fifty five billion Brazilian Reais (BRL 55.000.000.000,00)~~fifty seven billion reais (BRL 57,000,000,00.00), divided into seven billion, four hundred and ninety eight million, five hundred and thirty one thousand, fifty one (7,498,531,051) shares~~, of which three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one (3,818,695.031) common shares and three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand, twenty (3,679,836.020) preferred shares, registered and without par value.
Rationale	
The amendment to the head provision of article 5 of the Company's Bylaws is proposed to reflect the Spin-off that will result in the capital reduction of the Company.	

Current Wording	Proposed Wording
Article 30. The Company shall have an Audit Committee, composed of a minimum of three (3) and a maximum of six (6) members, appointed by the Board of Directors, from among persons, members or not of the Board of Directors, who fulfill the required legal and regulatory conditions for the performance of the position, including the requirements that ensure his/her/its independence, one of them with proven knowledge in the areas of accounting and auditing, with a term of office of one (1) year, being allowed the reappointment for up to four (4) consecutive times, pursuant to the applicable legislation. **Paragraph 1** - When the members of the Audit Committee are to take office, its Coordinator will be appointed.	**Article 30.** The Company shall have an Audit Committee, composed of a minimum of three (3) and a maximum of six (6) members, appointed by the Board of Directors, from among persons, members or not of the Board of Directors, who fulfill the required legal and regulatory conditions for the performance of the position, including the requirements that ensure his/her/its independence, one of them with proven knowledge in the areas of accounting and auditing, with a term of office of one (1) year, extending to the date of the investiture of the substitute members and being allowed the reappointment for up to four (4) consecutive times, pursuant to the applicable legislation. **Paragraph 1** Once the maximum limit for reappointments provided for in this Article 30 is achieved, the member of the

Paragraph 2 - The Audit Committee shall report directly to the Company's Board of Directors.

Paragraph 3 - In addition to other responsibilities conferred upon it by law or regulatory rule, it shall be incumbent upon the Audit Committee to:

I – establish, in the Bylaws, the operational rules for its operation;

II – recommend to the Board of Directors the hiring or replacement of the independent auditors;

III – review prior to publication, the semi-annual accounting statements, including the notes, management reports and opinion of the independent auditor;

IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

V – evaluate compliance, by the Company's management, with the recommendations made by the independent or internal auditors;

VI – establish and publish the procedures for receiving and dealing with information on non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

VII – recommend to the Executive Board the adjustment or enhancement of policies, practices, and procedures identified within the scope of its duties;

VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check the compliance with their recommendations or points raised, including with regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

IX - meet with the Fiscal Council, if any, and with the Board of Directors, at their request, to discuss the policies, practices, and procedures identified within the scope of their respective duties;

X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Report of the Audit Committee, in compliance with

<u>Audit Committee may only join such body in the Company after at least three (3) years after the end of their previous term of office.</u>

<u>**Paragraph 2** Up to one third (1/3) of the members of the Audit Committee may be reappointed to such body for an additional term of one (1) year, waiving the interstitial of three (3) years provided for in § 1, above</u>.

Paragraph ~~1~~<u>3</u> When the members of the Audit Committee are to take office, its Coordinator will be appointed.

Paragraph ~~2~~<u>4</u> The Audit Committee will report directly to the Company's Board of Directors.

Paragraph ~~3~~<u>5</u> In addition to other responsibilities conferred upon it by law or regulatory rule, it shall be incumbent upon the Audit Committee to:

I – establish, in the Bylaws, the operational rules for its operation;

II – recommend to the Board of Directors the hiring or replacement of the independent auditors;

III – review prior to publication, the semi-annual accounting statements, including the notes, management reports and opinion of the independent auditor;

IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

V – evaluate compliance, by the Company's management, with the recommendations made by the independent or internal auditors;

VI – establish and publish the procedures for receiving and dealing with information on non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

VII – recommend to the Executive Board the adjustment or enhancement of policies, practices, and procedures identified within the scope of its duties;

VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check the compliance with their recommendations or points raised, including with regard to the planning of the respective

the applicable legal and regulatory requirements. **Paragraph 4** - Together with the half-yearly financial statements, the Audit Committee shall publish a summary of the report referred to in item X of the previous paragraph.	audit work, with the content of such meetings registered in the minutes; **IX** - meet with the Fiscal Council, if any, and with the Board of Directors, at their request, to discuss the policies, practices, and procedures identified within the scope of their respective duties; **X** – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Report of the Audit Committee, in compliance with the applicable legal and regulatory requirements. **Paragraph** ~~4~~6 Together with the half-yearly financial statements, the Audit Committee shall publish a summary of the report referred to in item X of the previous paragraph.
Rationale	
The proposal is to amend article 30 of the Company's Bylaws in order to improve the rules regarding the composition and term of office of the members of the Company's audit committee, in line with the provisions of CMN Resolution 3,198, of May 27, 2004, as amended.	

EXHIBIT 7:
COPY OF THE MINUTES OF THE MEETINGS OF THE COMPANY'S BOARD OF DIRECTORS, FISCAL COUNCIL AND AUDIT COMMITEE

Exhibit 7(A)

Copy of the minutes of the Meeting of the Board of Directors of the Company held on November 16, 2020

BANCO SANTANDER (BRASIL) S.A.
Public Company with Authorized Capital
Corporate Taxpayer´s Registry No. 90.400.888/0001-42
Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on November 16, 2020

DATE, TIME AND PLACE: On November 16, 2020, at 3 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. ("Company" or "Santander") has met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary.

AGENDA: To approve the beginning of a study to segregate the Company's equity stake in its subsidiary Getnet Adquirência e Serviços para Meios de Pagamentos S.A. through a spin-off from the Company ("Potential Spin-off").

RESOLUTIONS: Having evaluated the management's proposal to proceed with studies on the Potential Spin-off and taking into account the information received and analyzed on the subject, the Company's Board of Directors, unanimously by its members, approved to authorize the Executive Board to adopt all necessary measures to conduct studies regarding the carrying out of the Potential Split, including the eventual hiring of advisors and the appropriate disclosures to its shareholders and the market in general regarding the beginning of such studies.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was adjourned, and these minutes have been drawn up, read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice Chairman; Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca e Pedro Augusto de Melo Directors. São Paulo, November 16, 2020.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto
Secretary

Exhibit 7(B)

Copy of the minutes of the Meeting of the Board of Directors of the Company held on February 25, 2021

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company with Authorized Capital
National Corporate Taxpayers' Registry of the Ministry of Economy (CNPJ/ME) No 90.400.888/0001-42
NIRE 35.300.332.067

Minutes of the Meeting of the Board of Directors held on February 25, 2021

DATE, TIME, AND PLACE: On February 25, 2021, at 3 PM, the Board of Directors of Banco Santander (Brasil) S.A. ("Company" or "Santander Brasil") held a meeting at the principal place of business of the Company and by videoconference, with the attendance of all its members.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, Chairman of the Meeting. Daniel Pareto, Secretary of the Meeting.

AGENDA: After the completion of studies performed by the Executive Board in order to segregate the equity interest held by the Company in its subsidiary Getnet Adquirência e Serviços para Meios de Pagamentos S.A. ("Getnet") through a spin-off from the Company, resolve on: **(i)** the approval of the Management Proposal of Spin-Off from the Company with transfer of the Spin-off Portion to Getnet ("Management Proposal"), prepared pursuant to the Private Instrument of Protocol and Justification of the Spin-Off from Banco Santander (Brasil) S.A. with Transfer of the Spun-off Portion to Getnet, signed on February 25, 2021 ("Protocol and Justification of the Spin-Off from Santander"); and **(ii)** the call notice for the Extraordinary General Meeting of the Company for March 31, 2021, at 3 PM, with the purpose of resolving on the following matters: **(a)** ratify the hiring of PricewaterhouseCoopers Auditores Independentes, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th and 13th to 17th floors, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20, as a specialized company responsible for preparing the relevant appraisal report ("Appraisal Report"); **(b)** approve the Appraisal Report; **(c)** approve the Protocol and Justification of the Spin-Off from Santander Brasil; **(d)** approve the spin-off from the Company, which will result in the segregation of its shares issued by Getnet; **(e)** authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed to and approved by the Company's shareholders; **(f)** approve the reduction of the Company's share capital by the total amount of two billion Brazilian (BRL 2,000,000,000.00), from the current fifty-seven billion Brazilian Reais (BRL 57,000,000,000.00) to fifty-five billion Brazilian Reais (BRL 55,000,000,000.00), without the cancellation of shares, as a result of the spin-off ("Capital Reduction"); **(g)** approve the amendment to article 5 of the Company's Bylaws, to reflect the Capital Reduction; **(h)** approve the amendment to article 30 of the Company's Bylaws, to improve the rules for the appointment of members of the Audit Committee, in accordance with the provisions of the National Monetary Council Resolution No. 3,198, of May 27, 2004, as amended; and **(i)** approve the restatement of the Company's Bylaws.

RESOLUTIONS: After due clarification and after topics related to the future governance of Getnet, its maintenance in the prudential conglomerate of Santander, the existence and balance of agreements that support the commercial relations between Santander and Getnet were discussed and all questions raised by the Directors in their usual diligence duty in relation to said topics were satisfied, the attending members of the Board of Directors resolved:

(i) To approve the Management Proposal, pursuant to the Protocol and Justification of the Spin-Off from Santander, which benefited from a favorable recommendation from the Company's Audit Committee, in a meeting held on February 25, 2021; and

(ii) Call the Extraordinary Shareholders' Meeting of the Company for March 31, 2021, at 3 PM, with the purpose of resolving the following matters: **(a)** ratify the hiring of PricewaterhouseCoopers Auditores Independentes, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th and 13th to 17th floors, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20, specialized company responsible for preparing the Appraisal Report; **(b)** approve the Appraisal Report; **(c)** approve the Protocol and Justification of the Spin-Off from Santander; **(d)** approve the spin-off from the Company, which will result in the segregation of its shares issued by Getnet; **(e)** authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders; **(f)** approve the Capital Reduction; **(g)** approve the amendment to article 5 of the Company's Articles of Incorporation, to reflect the Capital Reduction; **(h)** approve the amendment to article 30 of the Company's Bylaws, to improve the rules for the appointment of members of the Audit Committee, in accordance with the provisions of the National Monetary Council Resolution No. 3,198, of May 27, 2004, as amended, specifically to (i) include an express provision that the term of office of the members of the Audit Committee extends up to the investiture of their substitutes; and (ii) provide that, once the maximum limit of renewals is reached, as provided for in article 30 of the Bylaws, the member of the Audit Committee can only rejoin such body after at least three (3) years have elapsed since the end of their previous term of office, provided that up to one third (1/3) of the members of the Audit Committee may be reappointed to such body for an additional term of office of one (1) year, waiving the 3-year interstice; and **(i)** approve the restatement of the Company's Bylaws.

ADJOURNMENT: With nothing else to discuss, the Meeting was adjourned, and these minutes were drawn up which, after read and approved, were signed by all members. Board: Álvaro Antônio Cardoso de Souza, Chairman of the Meeting. Daniel Pareto, Secretary of the Meeting. Directors: Mr. Álvaro Antônio Cardoso de Souza, Chairman; Sr. Sergio Agapito Lires Rial – Vice-Chairman; Messrs. Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors.

This is a true copy of the minutes of the meeting.

Daniel Pareto
Secretary

Exhibit 7(C)

Copy of the minutes of the Meeting of the Fiscal Council of the Company held on February 25, 2021

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company of Authorized Capital
CNPJ/MF no. 60.561.800/0001-03
NIRE 35.300.332.067

Minutes of the Fiscal Council's Meeting held on February 25, 2021

DATE, TIME, AND PLACE: On February 25, 2021, at 10 AM, by videoconference, the Fiscal Council of Banco Santander (Brasil) S.A. ("Company" or "Santander") held a meeting, with the attendance of all its members.

CALL NOTICE AND ATTENDANCE: Call notice dismissed, in view of the attendance of all effective members of the Fiscal Council.

MEETING BOARD: João Guilherme de Andrade So Consiglio, Chairman of the Meeting. Daniel Pareto, Secretary of the Meeting.

AGENDA: Review and issue an opinion on the proposal for the spin-off from the Company with transfer of the spun-off portion to Getnet Adquirência e Serviços para Meios de Pagamentos S.A. ("Getnet") ("Spin-off Proposal"), under the terms and conditions of the "Private Instrument of Protocol and Justification of the Spin-Off from Banco Santander (Brasil) S.A. with Transfer of the Spun-off Portion to Getnet Adquirência e Serviços para Meios de Pagamentos S.A.", entered into on February 25, 2021 between the Company's and Getnet's managements ("Protocol and Justification of the Spin-Off");

RESOLUTIONS: The members of the Fiscal Council, in the performance of their legal and statutory assignments, especially Article 163, item III, of Law No. 6.404/76, as amended, examined the Company's Spin-Off Proposal and the Protocol and Justification of the Spin-Off, and, based on the examinations carried out and the clarifications provided by the Company's Management, gave a favorable opinion to the Company's Spin-Off Proposal, with the transfer of the spun-off portion to Getnet.

ADJOURNMENT: With nothing else to discuss, the Meeting was adjourned, and these minutes were drawn up which, after read and approved, are signed by all members. Board: João Guilherme de Andrade So Consiglio, Chairman of the Meeting. Daniel Pareto, Secretary of the Meeting. Council Members: João Guilherme de Andrade So Consiglio – Chairman, Antonio Melchiades Baldisera, Louise Barsi– Members.

This is a true copy of the minutes of the meeting.

Daniel Pareto
Secretary

Exhibit 7(D)

Copy of the minutes of the Meeting of the Audit Committee of the Company held on February 25, 2021

BANCO SANTANDER (BRASIL) S.A.
Publicly-held Company with Authorized Capital
CNPJ/MF no. 90.400.888/0001-42
NIRE 35.300.332.067

Minutes of the Audit Committee's Meeting held on February 25, 2021

DATE, TIME, AND PLACE: On February 25, 2021, at 10 AM, by videoconference, the Audit Committee of Banco Santander (Brasil) S.A. ("Company" or "Santander") held a meeting, with the attendance of all its members.

CALL NOTICE AND ATTENDANCE: Call notice dismissed, in view of the attendance of all effective members of the Audit Committee.

MEETING BOARD: Deborah Stern Vieitas, Chairwoman of the Board. Bruno Carneiro, Secretary of the Board.

AGENDA: Review and issue an opinion on the proposal for the spin-off from the Company with transfer of the spun–off portion to Getnet Adquirência e Serviços para Meios de Pagamentos S.A. ("Getnet") ("Spin–off Proposal"), under the terms and conditions of the "Private Instrument of Protocol and Justification of the Spin-Off from Banco Santander (Brasil) S.A. with Transfer of the Spun-off Portion to Getnet Adquirência e Serviços para Meios de Pagamentos S.A.", entered into on February 25, 2021 between the Company's and Getnet's managements ("Protocol and Justification of the Spin-Off").

RESOLUTIONS: The members of the Audit Committee, in the performance of their legal and statutory assignments, examined the Company's Spin-Off Proposal and the Protocol and Justification of the Spin-Off and, especially, the appraisal report of the spun-off portion to be transferred to Getnet attached therein, prepared by PricewaterhouseCoopers, the Company's external auditor. Based on the examinations carried out and the clarifications provided by the Company's Management, the members of the Audit Committee gave a favorable opinion to the Company's Spin–Off Proposal, with the transfer of the spun-off portion to Getnet, without any revisions or recommendations to the documentation analyzed.

ADJOURNMENT: With nothing else to discuss, the Meeting was adjourned, and these minutes were drawn up which, after read and approved, are signed by all members. Board: Deborah Stern Vieitas – Chairwoman of the Board. Bruno Carneiro – Secretary of the Board. Members: Deborah Stern Vieitas – Coordinator, Luiz Carlos Nannini – Qualified expert, Maria Elena Cardoso Figueira e René Luiz Grande – Members.

This is a true copy of the minutes of the meeting.

Bruno Carneiro
Secretary